SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

1 ANGEL COURT, LONDON,

ENGLAND, EC2R 7AG

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS DOCUMENT AND THE ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other appropriate independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you sell or transfer, or have sold or otherwise transferred, all of your Prudential Shares, please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. If you sell or transfer, or have sold or otherwise transferred, only part of your holding of Prudential Shares, please consult with the bank, stockbroker or other agent through whom the sale or transfer was effected as to the action you should take.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and The Singapore Exchange Securities Trading Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document is not a prospectus but a shareholder circular and it does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any security, including Prudential Shares, Jackson Shares or any other securities of Prudential or Jackson.

Prudential plc

(incorporated in England and Wales with registered number 1397169)

LSE: PRU.L	HKSE: 2378	SGX-ST: K6S

Proposed demerger of Jackson from the Prudential Group

and

Notice of General Meeting

Your attention is drawn to the letter from the Chair of Prudential which is set out in Part I (Letter from the Chair of Prudential) and which contains the unanimous recommendation from the Prudential Board that you vote in favour of the resolution to be proposed at the General Meeting referred to below. You should read the whole of this document, including the documents incorporated herein by reference and the accompanying documents. In particular, your attention is drawn to the risk factors set out in Part III (Risk Factors).

Notice of the General Meeting to be held at Nomura, 1 Angel Lane, London EC4R 3AB at 10.00 am UK time (5.00 pm Hong Kong / Singapore time) on 27 August 2021 is set out at the end of this document. Action to be taken by Shareholders, Singapore Holders and Prudential ADR Holders in respect of the General Meeting is set out on pages 9 and 10 of this document.

Goldman Sachs, which is authorised by the Financial Conduct Authority and the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Prudential as sponsor and financial adviser and no one else in connection with the Demerger and will not be responsible to anyone other than Prudential for providing the protections afforded to clients of Goldman Sachs or for providing advice in relation to the Demerger, the contents of this document or any transaction, arrangement or other matter referred to in this document.

Citigroup, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Prudential as financial adviser and for no one else in connection with the Demerger and will not be responsible to anyone other than Prudential for providing the protections afforded to clients of Citigroup nor for providing advice in connection with the Demerger. Neither Citigroup, nor any of its subsidiaries, branches or affiliates, nor any of their respective directors or employees owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, consequential, whether in contract, in tort, in delict, under statute or otherwise) to any person who is not a client of Citigroup in connection with this document, any statement contained herein, the Demerger or otherwise.

Apart from the responsibilities and liabilities, if any, which may be imposed on Goldman Sachs or Citigroup by FSMA or the regulatory regime established thereunder or under the regulatory regime of any other applicable jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, neither Goldman Sachs nor Citigroup nor any of their respective affiliates, directors, officers, employees or advisers accepts any responsibility whatsoever for the contents of this document, or makes any representation or warranty, express or implied, in relation to this document, including its accuracy, completeness and verification or for any other statement made or purported to be made by them, or on their behalf, in connection with Prudential or its subsidiaries or the Demerger and nothing in this document is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or future. Goldman Sachs, Citigroup and their respective affiliates accordingly disclaim, to the fullest extent permitted by applicable law, all and any liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise be found to have in respect of this document or any such statement.

The distribution of this document and the accompanying documents in or into jurisdictions other than the UK, Hong Kong, Singapore or the U.S. may be restricted by law or regulation and therefore any persons who are subject to the laws or regulations of any jurisdiction other than the UK, Hong Kong, Singapore or the U.S. should inform themselves about, and observe, such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of such jurisdiction.

A Chinese translation of this document is available online at www.prudentialplc.com/investors/shareholder-information/jackson-demerger-transaction-documents and on request from Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In the event of any inconsistency between such translation and the English version of this document, the English text shall prevail.

This document is dated 6 August 2021.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The times and dates set out in the timetables below and throughout this Circular that fall after the date of publication of this Circular are indicative only and based on Prudential’s current expectations and may be subject to change without further notice.

1.	For UK Registered Shareholders and Prudential ADR Holders

Time and date(1)

Publication of this Circular, Form 10 declared effective and a Notice of Internet Availability of Information Statement mailed to Shareholders	6 August 2021

Despatch of Forms of Election to UK Registered Shareholders	6 August 2021

Expected release of Half-Year Results	11 August 2021

Expected publication of Supplementary Circular	11 August 2021

Latest time and date for Prudential ADR Holders to submit votes to the U.S. Depositary for the General Meeting	12.00 pm New York time on 24 August 2021

Latest time and date for receipt of Forms of Proxy and CREST electronic proxy appointment instructions	10.00 am on 25 August 2021

Voting Record Time for determining entitlement to attend and vote at the General Meeting	6.30 pm on 25 August 2021(2)

General Meeting	10.00 am on 27 August 2021

Announcement of the results of the General Meeting	27 August 2021 (after General Meeting)

Latest time and date for transfers from the UK Register to the Hong Kong Register in order to be registered on the Hong Kong Register at the Record Time(3)	6.00 pm on 27 August 2021

Latest time and date for Equiniti to receive completed Forms of Election for UK Registered Shareholders and Registered ADR Holders	5.00 pm on 31 August 2021(4)

Last day of dealing in Prudential Shares cum-entitlement to the Demerger Dividend	31 August 2021

When-Issued Trading period commences for Jackson on NYSE	1 September 2021

First day for dealing in Prudential Shares ex-entitlement to the Demerger Dividend	1 September 2021

Record Time for determining the entitlement to the Demerger Dividend	6.00 pm on 2 September 2021(5)

Demerger Dividend declared	13 September 2021

UK Settlement Date	13 September 2021

Settlement Date for Prudential ADR Holders	17 September 2021

Commencement of regular way trading of Jackson Shares on NYSE	20 September 2021

Latest date for despatch of cheques to Small Shareholders on the UK Register who have elected to take the Share Sale Option	Within 10 business days of completion of the relevant sale

Despatch of direct registration statements and Jackson Nominee Service statements in respect of the Jackson Shares	Week commencing 20 September 2021

Notes

(1)	Unless otherwise indicated, all references to time in this timetable are to UK time.
(2)

If the General Meeting is adjourned for any reason, the Voting Record Time for the adjourned meeting will be 6.30 pm UK time on the date that is two business days before the date set for the adjourned meeting.

(3)	After this date, it will not be possible to transfer between the UK Register and the Hong Kong Register until 3 September 2021.
(4)	5.00 pm (U.S. Central Time) for Registered ADR Holders and UK Registered Shareholders with a registered address in the U.S.
(5)	5.00 pm (U.S. Central Time) for Registered ADR Holders.

2.	For Hong Kong Registered Shareholders and Singapore Holders

Time and date(1)

Publication of this Circular, Form 10 declared effective and a Notice of Internet Availability of Information Statement mailed to Shareholders	6 August 2021

Despatch of Forms of Election to Hong Kong Registered Shareholders	6 August 2021

Expected release of Half-Year Results	11 August 2021

Expected publication of Supplementary Circular	11 August 2021

Latest time and date for Singapore Holders to be registered on the CDP register in order to be entitled to send instructions to CDP on the exercise of voting rights	5.00 pm on 17 August 2021(2)

Latest time and date for CDP to receive voting or nomination instructions from Singapore Holders on the exercise of voting rights	5.00 pm on 17 August 2021(3)

Latest time and date for lodging transfers of Prudential Shares for registration in order for Hong Kong Registered Shareholders to be entitled to attend and vote at the General Meeting	4.30 pm on 25 August 2021(4)

Latest time and date for Computershare Hong Kong to receive completed Forms of Proxy	5.00 pm on 25 August 2021

Latest time and date for Singapore Holders who wish to receive Jackson Shares to submit the CDP transfer form to CDP	5.00 pm on 26 August 2021

Latest time and date for transfers from the Hong Kong Register to the UK Register in order for the transferee to be registered on the UK Register at the Record Time(5)	4.30 pm on 27 August 2021

General Meeting	5.00 pm on 27 August 2021

Announcement of the results of the General Meeting	27 August 2021 (after General Meeting)

Last day of dealing in Prudential Shares cum-entitlement to the Demerger Dividend	31 August 2021

First day for dealing in Prudential Shares ex-entitlement to the Demerger Dividend	1 September 2021

When-Issued Trading period commences for Jackson on NYSE	1 September 2021

Latest time and date for transfers of Prudential Shares to be registered on the Hong Kong Register in order for the transferee to be registered at the Record Time	4.30 pm on 2 September 2021

Record Time for Hong Kong Registered Shareholders and Singapore Holders for determining their entitlement to the Demerger Dividend	5.00 pm on 2 September 2021

Demerger Dividend declared(6)	13 September 2021

Latest time and date for Computershare Hong Kong to receive completed Forms of Election(7)	4.30 pm on 17 September 2021

Commencement of regular way trading of Jackson Shares on NYSE	20 September 2021

Hong Kong Settlement Date	24 September 2021

Despatch of direct registration statements in respect of the Jackson Shares	Week commencing 27 September 2021

Latest date for despatch of cheques to Small Shareholders on the Hong Kong Register who have elected to take the Share Sale Option	Within 10 business days of completion of the relevant sale

Notes

(1)	Unless otherwise indicated, all references to time in this timetable are to Hong Kong / Singapore time.
(2)

The earlier CDP deadline is to allow sufficient time for a person holding an interest in Prudential Shares through CDP to obtain authorisation to act as a proxy or representative of HKSCC Nominees, in whose name the Prudential Shares are registered, at the General Meeting.

(3)	CDP must receive voting instructions by this earlier time to allow it to collate voting or nomination instructions for onward transmission to HKSCC Nominees, through its CCASS participant.
(4)

If the General Meeting is adjourned for any reason, the voting record time for the adjourned meeting will be 6.30 pm Hong Kong / Singapore time on the date that is two business days before the date set for the adjourned meeting.

(5)	After this date, it will not be possible to transfer between the Hong Kong Register and the UK Register until 3 September 2021.
(6)	The date that the Demerger Dividend is approved.
(7)

This deadline is subject to change if there is a tropical cyclone warning signal no. 8 or above, “extreme conditions” caused by super typhoons, a “black” rainstorm warning or any other event that prevents or substantially disrupts business activity in Hong Kong on 17 September 2021, as described in more detail on page 16. Accordingly, cheques for sale proceeds under the Share Sale Option may be despatched and direct registration statements for Jackson Shares may be despatched at later dates as a result.

IMPORTANT NOTICES

The contents of this Circular are not to be construed as legal, business or tax advice. You should consult your solicitor, independent financial adviser or tax adviser for legal, financial or tax advice.

A Notice of Internet Availability of the Information Statement which contains detailed information about Jackson and the Jackson Shares will be sent to you on or around the date of this Circular. A copy of the Information Statement may be accessed (subject to the restrictions provided therein) at www.prudentialplc.com/investors/shareholder-information/jackson-demerger-transaction-documents.

For the avoidance of doubt, the contents of that website and the Information Statement are not incorporated into and do not form part of this Circular.

RELEVANT JURISDICTIONS

The distribution of this Circular and the accompanying documents in or into jurisdictions other than the UK, Hong Kong, Singapore or the U.S. may be restricted by law or regulation and therefore any persons who are subject to the laws or regulations of any jurisdiction other than the UK, Hong Kong, Singapore or the U.S. should inform themselves about, and observe, such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of such jurisdiction. This Circular does not constitute an offer or invitation to purchase, acquire or subscribe for any securities or a solicitation of an offer or invitation to purchase, acquire or subscribe for any securities pursuant to this Circular or otherwise in any jurisdiction.

1.	Notes in relation to Australia

This Circular has not been prepared to be in compliance with Australian law. The information disclosed in this Circular may not comply with the disclosure requirements which would have been imposed and satisfied if this Circular had been prepared in compliance with Australian law. This Circular has not been, and will not be, lodged with the Australian Securities and Investment Commission.

2.	Notes in relation to Canada

The distribution of the Jackson Shares to Qualifying Shareholders in Canada will only be made pursuant to an exemption from the requirement that Jackson prepare and file a prospectus with applicable Canadian securities regulatory authorities. Information on Jackson can be found in the Information Statement, which is available online (subject to the restrictions provided therein) at www.prudentialplc.com/investors/shareholder-information/jackson-demerger-transaction-documents. Jackson is not a reporting issuer in any province or territory in Canada and the Jackson Shares are not listed on any stock exchange in Canada and there is currently no public market for the Jackson Shares in Canada. Shareholders in Canada are advised to seek legal advice prior to any resale of Jackson Shares.

3.	Notes in relation to Malaysia

Nothing in this Circular constitutes the offer for subscription or purchase, or invitation to subscribe for or purchase, or sale, of Jackson Shares in Malaysia. No approval of, or recognition by, the Securities Commission of Malaysia has been or will be obtained for the making available, offer for subscription or purchase, or invitation to subscribe for or purchase, or sale, of Jackson Shares to Shareholders in Malaysia on the basis that the Jackson Shares will be made available to Shareholders pursuant to a distribution of shares in lieu of dividends and such distribution is exempted under Schedule 5 of the Capital Markets and Services Act 2007. Neither this Circular nor any prospectus or other offering material or document has been or will be registered with the Securities Commission of Malaysia as a prospectus under the Capital Markets and Services Act 2007 on the basis that the Jackson Shares will not be sold, issued or offered for subscription or purchase, or be made the subject of an invitation for subscription or purchase, in Malaysia.

This Circular may not be circulated or distributed in Malaysia, whether directly or indirectly, for the purpose of making available, or offer for subscription or purchase, or invitation to subscribe for or purchase, or sale, of Jackson Shares in Malaysia, other than to Qualifying Shareholders in connection with the distribution in lieu of dividends.

4.	Notes in relation to New Zealand

This Circular does not constitute an offer or invitation to any person in New Zealand to subscribe for or purchase any securities in Prudential or Jackson, other than pursuant to clause 11 of Schedule 1 of the

New Zealand Financial Markets Conduct Act 2013 (the “FMCA”). No product disclosure statement has been lodged with the New Zealand Registrar of Financial Service Providers in connection with the distribution of the Jackson Shares to Qualifying Shareholders in New Zealand. Accordingly, Part 3 of the FMCA shall not apply to the distribution; no product disclosure statement, register entry or other disclosure document under the FMCA will be prepared in respect of the distribution and any information provided to you in respect of the Demerger is not required to, and may not, contain all of the information that a product disclosure statement, register entry or other disclosure document under New Zealand law is required to contain. If, in the future, you elect to directly or indirectly offer or sell any Jackson Shares, you undertake not to do so in a manner that could result in such offer or sale being viewed as requiring a product disclosure statement or other similar disclosure document or any registration or filing in New Zealand, any contravention of the FMCA or Prudential, Jackson, or any of their respective directors incurring any liability.

5.	Notes in relation to South Africa

The Demerger does not constitute an offer to the public as contemplated in the South African Companies Act, 71 of 2008 (as amended). Accordingly, this Circular is not a prospectus under South African law, nor is it South African law compliant for any other purpose and has not been, and will not be filed, approved by or registered with the South African Companies and Intellectual Property Commission or any other South African authority. The information disclosed in this Circular may not be the same as that which would have been disclosed if this Circular had been prepared in accordance with South African law.

If South African Shareholders are in any doubt as to whether they may receive the Jackson Shares, they should seek advice from their professional advisers.

NO INCORPORATION OF WEBSITES

The contents of the Prudential Group’s or the Jackson Group’s websites do not form part of this Circular and no one should rely on such websites.

FORWARD-LOOKING STATEMENTS

This Circular may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its and Jackson’s future financial condition, performance, results, strategy and objectives.

Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential’s and Jackson’s actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the ability to complete the Demerger on the anticipated timeframe or at all; the realisation of anticipated benefits of the Demerger; the ability of the management of Jackson and its group to deliver on its business plan post-separation; the impact of the current Covid-19 pandemic, including adverse financial market and liquidity impacts, responses and actions taken by governments, regulators and supervisors, the impact to sales, claims and assumptions and increased product lapses, disruption to Prudential’s operations (and those of its suppliers and partners), risks associated with new sales processes and information security risks; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, derivative instruments not effectively hedging exposures arising from product guarantees, inflation, including interest rate rises as a response, and deflation and the performance of financial markets generally; global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of executive powers to restrict trade, financial transactions, capital movements and/or investment; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong IA, as Prudential’s Group-wide supervisor, as well as new government initiatives generally; given its designation as an Internationally Active Insurance Group (“IAIG”), the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors; the impact of competition and fast-paced technological change; the effect on Prudential’s business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the physical, social and financial impacts of climate change and global health crises on Prudential’s business and operations; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the effectiveness of reinsurance for Prudential’s businesses; the risk that Prudential’s operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential’s information technology, digital systems and data (or those of its suppliers and partners); any ongoing impact on Prudential of the M&G Demerger and, if and when completed, the Demerger; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; the impact of legal and regulatory actions, investigations and disputes; and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading of this document. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements, including the Jackson Group, to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements contained in this document can be found under the ‘Risk Factors’ heading in Prudential’s 2020 Annual Report and the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”). Prudential’s most recent Annual Report and Form 20-F are available on its website at www.prudentialplc.com.

Any forward-looking statements contained in this Circular speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this Circular or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the FCA, the SEC or other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses and prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading in Prudential’s 2020 Annual Report, the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the SEC and the ‘Risk Factors’ heading of this document. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

PRESENTATION OF FINANCIAL INFORMATION

The basis of preparation of the financial information included in this Circular is set out in Part IV (Historical Financial Information on the Jackson Group) and Part V (Unaudited Pro Forma Financial Information for the Prudential Group).

EXCLUSIVE JURISDICTION

Under Prudential’s Articles, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings brought by a Shareholder (in its capacity as such) against Prudential and/or the Directors and/or its professional service providers. It also applies to legal proceedings between Prudential and the Directors and/or Prudential and Prudential’s professional service providers that arise in connection with legal proceedings between the Shareholder and such professional service provider.

ACTION TO BE TAKEN BY SHAREHOLDERS

1.	Action to be taken in relation to voting at the General Meeting

1.1	Shareholders

The Demerger will require the approval of Shareholders at the General Meeting to be held at Nomura, 1 Angel Lane, London EC4R 3AB at 10.00 am UK time (5.00 pm Hong Kong / Singapore time) on 27 August 2021.

Shareholders will be able to join and participate in the General Meeting in person (to the extent this remains possible in accordance with government guidance, which may change after the publication of this Circular) or electronically through Lumi. Shareholders are encouraged to submit any questions in advance of the General Meeting by email to Secretariat@prudentialplc.com. If submitting questions by email, please include your shareholder reference number. We will consider all questions received and endeavour to provide answers during the General Meeting where appropriate.

Shareholders can also submit questions through the Lumi website before and during the General Meeting. Shareholders may log on and submit questions up to one hour before the General Meeting and we encourage you to do so. A step-by-step guide on how to join the General Meeting electronically can be found at the end of this Circular.

Shareholders should read the Notice of General Meeting at the end of this Circular for the full text of the Resolution and for further details about the General Meeting (including a step-by-step guide on how to join electronically through Lumi).

Shareholders may vote in person or through the Lumi website at the General Meeting (full details of which are set out in the Notice of General Meeting), or they may appoint another person as their proxy to vote on their behalf.

All Shareholders who submit a Form of Proxy are encouraged to appoint the Chair of the General Meeting as their proxy to ensure that their vote will be counted.

It is important that as many votes as possible are cast. Whether or not you plan to attend the General Meeting in person or electronically through Lumi, you are encouraged to complete and return your Form of Proxy, appointing the Chair of the General Meeting as your proxy, as soon as possible.

Completion and return of the Form of Proxy, an electronic proxy or the appointment of proxies through CREST will not preclude a Shareholder from attending and voting at the General Meeting, in person or electronically through Lumi.

UK Registered Shareholders

If you are a UK Registered Shareholder, you should ensure that the Form of Proxy is returned to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, so as to be received by no later than 10.00 am UK time on 25 August 2021.

Alternatively, you may appoint a proxy electronically by logging onto Equiniti’s website www.sharevote.co.uk. You will need your Voting ID, Task ID and Shareholder Reference Number, which, if you are a UK Registered Shareholder, are printed on the face of your Forms of Proxy. Full details of the procedures are given on the website. Alternatively, if you have already registered with Equiniti’s online portfolio service, Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk and clicking on the link to vote under your Prudential details. Instructions are given on the website.

If you hold your Prudential Shares in CREST, you may appoint a proxy by completing and transmitting a CREST proxy instruction in accordance with the procedures set out in the CREST Manual so that it is received by Equiniti (under CREST Participant ID RA19) no later than 10.00 am UK time on 25 August 2021.

Hong Kong Registered Shareholders

If you are a Hong Kong Registered Shareholder, you should ensure that the Form of Proxy is returned to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong so as to be received by no later than 5.00 pm Hong Kong time on 25 August 2021.

Holders of beneficial interests in Prudential Shares through the CCASS

If you hold a beneficial interest in Prudential Shares through the CCASS, you will not receive a Form of Proxy. You will instead need to follow the instructions provided by your CCASS participant if you wish to provide voting instructions or if you would like to be authorised to attend and vote at the General Meeting.

1.2	Singapore Holders

If you are a Singapore Holder and wish to provide CDP with voting instructions in respect of your interest in Prudential Shares, you must complete and execute CDP Form A in accordance with the instructions set out therein and ensure that any such voting instructions are received by CDP by 5.00 pm Singapore time on 17 August 2021 to allow it to collate voting instructions for onward transmission to HKSCC Nominees through its CCASS participant.

If you are a Singapore Holder and wish to attend the General Meeting in person or electronically through Lumi and cast votes in respect of your interest in Prudential Shares during the General Meeting, you must complete and execute CDP Form B in accordance with the instructions set out therein and ensure that any such nomination instructions are received by CDP by 5.00 pm Singapore time on 17 August 2021 to allow it to transmit the names and addresses and the interests in Prudential Shares represented of the persons named in CDP Form B to HKSCC Nominees through its CCASS participant.

1.3	Prudential ADR Holders

Please note that Prudential ADR Holders, in their capacities as such, are not entitled to attend or vote at the General Meeting directly or to appoint proxies to attend and vote on their behalf. In order to attend and vote at the General Meeting, a Prudential ADR Holder can cancel their Prudential ADRs and become a registered holder of Prudential Shares before the Voting Record Time. This entails surrendering their Prudential ADRs in accordance with the terms of the Prudential ADR Deposit Agreement and receiving Prudential Shares in return.

However, if you are a Prudential ADR Holder, you will instead receive a Voting Instruction Card from the U.S. Depositary which will enable you to instruct the U.S. Depositary on how to vote on your behalf at the General Meeting in respect of the Prudential Shares represented by your Prudential ADRs.

You are encouraged to complete and sign the Voting Instruction Card and return it to the U.S. Depositary as soon as possible and by no later than 12.00 pm New York time on 24 August 2021.

2.	Action to be taken in respect of entitlements to the Jackson Shares

2.1	Shareholders

If you are a Qualifying Shareholder, you will be entitled to receive:

one Jackson Share for every 40 Prudential Shares

you hold at the applicable Record Time.

If you are a Qualifying UK Shareholder, you will not need to take any further action after completion of the Demerger to receive your Jackson Shares. Subject to the Demerger completing, you will receive the Jackson Shares to which you will be entitled (unless you are a Small Shareholder and elect to participate in the Share Sale Option). The settlement process for Jackson Shares is explained in more detail below and in the answers to questions at section 3.4 of Part II (Questions and Answers on the Demerger).

Prudential is offering the Share Sale Option to Small Shareholders, being Certificated Shareholders on the UK Register, Hong Kong Registered Shareholders, Shareholders in the Prudential Corporate Sponsored Nominee Service with addresses in the UK, Isle of Man, Channel Islands or EEA, or Registered ADR Holders, in each case whose holdings of Prudential Shares or Prudential ADRs, as the case may be, do not exceed the Small Shareholder Threshold (being in respect of Prudential Shares, an aggregate holding of 10,000 or fewer Prudential Shares and, in respect of Prudential ADRs, 5,000 or fewer Prudential ADRs). This service is being provided by Equiniti Financial Services Limited for all Small Shareholders who are Certificated Shareholders on the UK Register with a registered address in the UK, Isle of Man, Channel Islands or the EEA who are natural persons, with Equiniti Financial Services Limited making such sale instruction to Equiniti Trust Company, who will administer the Share Sale Option on behalf of all other Small Shareholders. The terms and conditions of the relevant service provided to each Small Shareholder will be provided in your shareholder pack.

If you are a Small Shareholder and you want the Jackson Shares to which you will be entitled to be sold on your behalf under the Share Sale Option and the cash sale proceeds in U.S. dollars or, after exchange at the prevailing market rates, GBP sterling for Shareholders resident in the UK, Isle of Man, Channel Islands or the EEA on the UK Register, Hong Kong dollars for Hong Kong Registered Shareholders and Singapore dollars for Singapore Holders, net of applicable withholding taxes, to be paid to you pro rata, you must return a completed Form of Election in accordance with the instructions set out on pages 11 and 12 of this Circular. Shareholders will not be charged any foreign currency exchange fees or brokerage fees, which fees will be paid by Prudential on behalf of the Shareholders (except for payments made by OPS).

More information on the Share Sale Option is set out below and in the answers to the questions at section 4 of Part II (Questions and Answers on the Demerger).

If you are a Prudential ADR Holder, you will receive your entitlement to the Demerger Dividend on 17 September 2021, the ADR Settlement Date. The U.S. Depositary will instruct the Transfer Agent to deliver the Jackson Shares to which the U.S. Depositary is entitled directly to Prudential ADR Holders, either deposited into a direct registration book-entry account at the Transfer Agent, or for Prudential ADRs held via DTC through a bank, broker, or other nominee, to such bank, broker or other nominee.

Following completion of the Demerger, all Shareholders will continue to own their existing Prudential Shares; all Singapore Holders will continue to have an interest in Prudential Shares through CDP; and all Prudential ADR Holders will continue to own their existing Prudential ADRs, in each case unless they sell or otherwise dispose of them in the usual course.

It should be noted that arrangements have been made for the initial distribution of Jackson Shares to be held, in the form of CDIs, by Equiniti Financial Services Limited in the Jackson Nominee Service for all Shareholders with a UK, Isle of Man, Channel Islands or EEA address on the UK Register who are natural persons, including those that have opted out of the Jackson Nominee Service, for a short period of time, whereby Equiniti Financial Services Limited can instruct on the sale of Jackson Shares for those Shareholders who have elected for the Share Sale Option and/or are due to receive a fractional amount of Jackson Shares. Shareholders with an address in the EEA who have not elected to sell their Jackson Shares in the Share Sale Option, or Eligible CSN Shareholders who have opted out of the Jackson Nominee Service, will have their Jackson Shares transferred from Equiniti Financial Services Limited to the Direct Registration System by 17 September 2021, and will accordingly receive a direct registration statement reflecting their ownership of the Jackson Shares to which they are entitled under the Demerger.

No payment is required from Shareholders or Prudential ADR Holders and no commissions, fees or expenses will be charged to Shareholders or Prudential ADR Holders in connection with the Demerger.

Form of Election

Small Shareholders, Eligible CSN Shareholders, Qualifying Hong Kong Shareholders and Registered ADR Holders have been sent a Form of Election. The Form of Election allows: (i) Small Shareholders to elect to take the Share Sale Option explained below; (ii) certain Eligible CSN Shareholders to opt out of the Jackson Nominee Service, as described below, instead receiving the Jackson Shares to which they are entitled by way of direct registration statement; and (iii) Registered ADR Holders to elect to take the Share Sale Option explained below. If you are a Qualifying Hong Kong Shareholder, please see below under “Hong Kong Registered Shareholders” for more information regarding your Form of Election.

Eligible CSN Shareholders, being Shareholders on the UK Register who are natural persons and hold their Prudential Shares in certificated form and have a registered address in the UK, Isle of Man or Channel Islands, and Shareholders in the Prudential Corporate Sponsored Nominee Service (other than those with an EEA address), are expected to be eligible for the Jackson Nominee Service. Eligible CSN Shareholders will receive their Jackson Shares through the Jackson Nominee Service by default. Shareholders on the UK Register who are natural persons and hold their Prudential Shares in certificated form and have a registered address in the UK, Isle of Man or Channel Islands may return a valid Form of Election opting out of this service. Shareholders in the Prudential Corporate Sponsored Nominee Service will not be able to opt out of the Jackson Nominee Service, in accordance with the terms and conditions of the Prudential Corporate Sponsored Nominee Service.

The Jackson Nominee Service is a corporate sponsored nominee service that will be offered by Equiniti Financial Services Limited and established for holders of Jackson Shares. Eligible CSN

Shareholders who do not opt out from this service will receive their Jackson Shares in the form of CDIs credited to the Jackson Nominee Service. Equiniti Financial Services Limited will maintain an underlying register as a record of the shareholders in the Jackson Nominee Service and within 10 business days of the UK Settlement Date, Equiniti Financial Services Limited will arrange to mail to each such Eligible CSN Shareholder an opening statement that reflects the whole number of CDIs that they own and are held on their behalf by the Jackson Nominee Service.

Eligible CSN Shareholders who opt out from the Jackson Nominee Service will receive a direct registration statement reflecting ownership of Jackson Shares in book-entry form.

If you would like to elect to take the Share Sale Option (which is available to Small Shareholders only), or, where eligible, to opt out of the Jackson Nominee Service, you should complete and sign the Form of Election in accordance with the instructions set out in it.

UK Registered Shareholders who receive a Form of Election (other than those with a registered address in the U.S.) should ensure that their Form of Election is returned using the accompanying reply-paid envelope (if you are posting within the United Kingdom) or to Corporate Actions, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom as soon as possible and, in any event, so as to be received by no later than 5.00 pm UK time on 31 August 2021. UK Registered Shareholders with a U.S. registered address should ensure that their Form of Election is returned using the accompanying return addressed envelope or to Shareowner Services, PO Box 64858, Saint Paul, MN 55164-0858, U.S. so as to be received by no later than 5.00 pm, U.S. Central Time on 31 August 2021.

Hong Kong Registered Shareholders who receive a Form of Election should ensure that their Form of Election is returned to Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong so as to be received by no later than 4.30 pm Hong Kong time on 17 September 2021.

Registered ADR Holders who receive a Form of Election should ensure that their Form of Election is returned to EQ Shareowner Services, Attn: Corporate Actions, P.O. Box 64858, Saint Paul, MN 55164-0858, U.S. or using the accompanying pre-paid envelope so as to be received by no later than 5.00 pm, U.S. Central Time on 31 August 2021.

No acknowledgement of receipt of a completed Form of Election will be issued. After a valid Form of Election is lodged with the relevant registrar, no election may be in any way withdrawn, revoked, superseded or altered without the agreement of Prudential.

Please note:

•	If you are an Eligible CSN Shareholder, and you do not return a valid Form of Election before the time stated above, you will receive your Jackson Shares through the Jackson Nominee Service.

•

Small Shareholders, whether or not they are Eligible CSN Shareholders, may elect to take the Share Sale Option by returning a valid Form of Election before the time stated above, which will allow them to elect to have the Jackson Shares to which they will be entitled upon completion of the Demerger sold on their behalf and the cash sale proceeds in U.S. dollars or, after exchange at the prevailing market rates, GBP sterling for Shareholders resident in the UK, Isle of Man, Channel Islands or EEA on the UK Register, Hong Kong dollars for Hong Kong Registered Shareholders and Singapore dollars for Singapore Holders, net of applicable withholding taxes, paid to them pro rata instead. Shareholders will not be charged any foreign currency exchange fees, which fees will be paid by Prudential on behalf of the Shareholders (except for payments made by OPS).

•

If you return a Form of Election before the time stated above but are not on the UK Register or Hong Kong Register (as applicable) at the applicable Record Time, you will not be a Qualifying Shareholder and will not be entitled to participate in the Demerger at all.

A Qualifying Shareholder should not sell or otherwise transfer their entitlement to Jackson Shares until they have received their direct registration statement or their Jackson Nominee Service account has been credited in respect of their Jackson Shares.

Overview of the Share Sale Option

All Qualifying Shareholders will enjoy the same entitlements to Jackson Shares in the event of the Demerger completing in accordance with the terms of the Circular. However, given that the Demerger Dividend may be taxable for some Shareholders, and Jackson Shares will be listed in the U.S. and will not be traded on any exchange other than the NYSE, the Share Sale Option will be available to Small Shareholders, which will allow them to elect to have the Jackson Shares to which they will be entitled upon completion of the Demerger sold on their behalf and the cash sale proceeds in U.S. dollars or, after exchange at the prevailing market rates, GBP sterling for Shareholders resident in the UK, Isle of Man, Channel Islands or EEA on the UK Register, Hong Kong dollars for Hong Kong Registered Shareholders and Singapore dollars for Singapore Holders, net of applicable withholding taxes, paid to them pro rata instead. Shareholders will not be charged any foreign currency exchange fees, which fees will be paid by Prudential on behalf of the Shareholders (except for payments made by OPS).

It is expected that sales of Jackson Shares under the Share Sale Option will be made within 60 days of the UK Settlement Date. The proceeds from the sale of the shares under the Share Sale Option will be pooled and the amount of money due to each Small Shareholder will be calculated on an averaged basis so that all such Small Shareholders will receive the same price per share, subject to rounding and subject to applicable withholding taxes. Any brokerage fees applicable to such sale will be paid by Prudential on behalf of such Small Shareholders.

Cheques for the sale proceeds, in U.S. dollars or, after exchange at the prevailing market rate, GBP sterling for UK, Isle of Man, Channel Islands or EEA Shareholders on the UK Register, Hong Kong dollars for Hong Kong Registered Shareholders and Singapore dollars for Singapore Holders, net of applicable withholding taxes, will be despatched to the relevant Small Shareholders by ordinary post at their own risk by no later than 10 business days following completion of the relevant sale (or, for Small Shareholders with a registered address in the UK, Isle of Man, Channel Islands or EEA who have registered a bank mandate or overseas payment service (OPS) instruction for the payment of dividends with Equiniti Limited, or, if a holder in the Prudential Corporate Sponsored Nominee Service, with Equiniti Financial Services Limited, by BACS payment or through OPS in the currency such Small Shareholders have selected through that service).

It will not be possible for a Small Shareholder to elect to have only some, but not all, of their Jackson Shares sold under the Share Sale Option. Qualifying Shareholders may (i) elect to take the Share Sale Option in respect of their full entitlement of Jackson Shares (available to Small Shareholders only) or (ii) elect to opt out of the Jackson Nominee Service. However, nominee services companies including HKSCC Nominees will be permitted to make a partial election to the extent required to satisfy the elections made by the holders of beneficial interests in Prudential Shares of which they are the registered holder or on behalf of whom they hold interests in Prudential Shares. This is explained further below.

The availability of the Share Sale Option is subject to the Demerger becoming effective. The availability of the Share Sale Option is not conditional on a minimum number of Small Shareholders electing to take it, or on any minimum number of Jackson Shares being sold under it.

Rationale for Share Sale Option

For Qualifying Shareholders who are resident in the UK for UK tax purposes (a “UK Qualifying Tax Shareholder”), the distribution of Jackson Shares pursuant to the Demerger will be treated as a dividend (irrespective of whether they utilise the Share Sale Option). The value of the dividend will be equal to the market value on the date of the transfer of Jackson Shares to Shareholders of the Jackson Shares to which they are entitled (including any fractional entitlement). Similarly, U.S. Holders that receive Jackson Shares pursuant to the Demerger will generally be treated as receiving a taxable distribution in respect of their Prudential Shares equal to the fair market value of such Jackson Shares.

Qualifying Shareholders’ entitlement to Jackson Shares will not involve any form of cash distribution from Prudential and UK Qualifying Tax Shareholders and U.S. Holders may therefore not have the cash proceeds to fund any tax liability. In addition to these tax considerations, Prudential also envisages that certain Small Shareholders would not be natural holders of U.S.-listed Jackson Shares.

To mitigate this (and potentially similar impacts in other jurisdictions), Prudential is offering the Share Sale Option to Small Shareholders. The cash sale proceeds, net of any applicable withholding taxes, could be used to fund any tax liability arising from the distribution.

Due to practical difficulties arising in connection with the distribution and settlement of Jackson Shares to Singapore Holders through CDP, the Share Sale Option will be compulsory for Singapore Holders at the applicable Record Time (being the Record Time for Hong Kong Registered Shareholders). Further information about arrangements for Singapore Holders is set out in section 2.2 below.

The above information is intended only as a general description of certain tax consequences for Qualifying Shareholders who are resident in the UK for UK tax purposes or U.S. Holders in connection with the distribution of Jackson Shares pursuant to the Demerger. The information is not exhaustive and relates only to certain limited aspects of the tax consequences for Qualifying Shareholders who are resident in the UK for UK tax purposes or U.S. Holders of the distribution of Jackson Shares pursuant to the Demerger. Further information in relation to the tax considerations of Shareholders in certain jurisdictions (including the UK and the U.S.) can be found in Part VI (Taxation) of this Circular.

The information set out above does not constitute tax advice and any person who is in any doubt as to their tax position should consult an appropriate professional adviser.

Jackson Nominee Service

The following in relation to the Jackson Nominee Service should be read in conjunction with the Terms and Conditions of the Jackson Nominee Service. The following will only apply to Eligible CSN Shareholders.

The Jackson Nominee Service will only be available to Eligible CSN Shareholders, being Shareholders on the UK Register who are natural persons and hold their Prudential Shares in certificated form and have a registered address in the UK, Isle of Man or Channel Islands, and Shareholders in the Prudential Corporate Sponsored Nominee Service (other than those with an EEA address). Following the distribution of the Jackson Shares pursuant to the Demerger, the Jackson Nominee Service will not be open to new Jackson Shareholders, except through transfer within the Jackson Nominee Service.

The Jackson Nominee Service is a corporate sponsored nominee service provided by Equiniti Financial Services Limited which will enable Eligible CSN Shareholders to hold their entitlement to Jackson Shares as a result of the Demerger in the form of CREST Depository Interests (“CDIs”). This service is being offered to Eligible CSN Shareholders to assist certain Shareholders who may face logistical and/or practical difficulties in holding shares listed on a U.S. exchange.

The Jackson Nominee Service provides a convenient way of holding Jackson Shares for Eligible CSN Shareholders. Individuals’ names will not appear on Jackson’s shareholder register, which is a public register, so their details remain confidential. Instead, the CDIs representing the Jackson Shares will be held on behalf of those individuals in the name of Equiniti Corporate Nominees Limited.

Jackson Shareholders holding their Jackson Shares via the Jackson Nominee Service:

•

will have similar rights to those Jackson Shareholders who hold their Jackson Shares by way of direct registration statement (including the right to receive the same annual and other financial information as is sent to those Jackson Shareholders, should they wish to receive it, and equivalent voting rights);

•

will receive nominee statements showing the number of Jackson Shares held at the point of Demerger (being the point at which they become beneficial holders of Jackson Shares) and quarterly thereafter; and

•

are entitled to leave the Jackson Nominee Service at any time and obtain a direct registration statement instead or to have their CDIs transferred into another nominee arrangement or deposit account. There will be a charge of £10 for either of these transactions, except in the first year.

Share dealing services will be made available by Equiniti Financial Services Limited to Jackson Shareholders holding their Jackson Shares through the Jackson Nominee Service once they have received their shareholder reference. This will be provided on their opening statement which will be posted to them within 10 business days of the UK Settlement Date. These services are provided by Equiniti Financial Services Limited, which is authorised and regulated by the FCA. No purchase services will be provided in relation to the Jackson Nominee Service.

Online dealing at www.shareview.co.uk. Jackson Shareholders holding their Jackson Shares via the Jackson Nominee Service can access the online facility which will provide real-time share price quotes between U.S. stock market opening and closing (except where the sale is considered “oversized”, where it will be routed to a dealer, which can only be supported up until 6.00 pm UK time Monday to Friday (excluding bank holidays)) for Jackson Shareholders wishing to sell some or all of their Shares. The dealing commission for share dealing online is 1 per cent. subject to a minimum of £20 (trades above £50,000 receive a reduced rate).

Using the share dealing telephone service on +44 (0) 3456 037 037. Jackson Shareholders holding their Jackson Shares via the Jackson Nominee Service can call the share dealing helpline which will provide real-time share price quotes between U.S. stock market opening and 6 pm UK time Monday to

Friday (excluding bank holidays) for Jackson Shareholders wishing to sell some or all of their Shares. The dealing commission for share dealing by telephone is 1 per cent. subject to a minimum of £30 (trades above £50,000 receive a reduced rate).

The charges referred to above are correct as at the date of this Circular. More information, including the terms and conditions of the relevant share dealing service, will be available at www.shareview.com/deal, which will also provide up-to-date charges after the date of this Circular.

Jackson CDIs

Unlike Prudential Shares, the Jackson Shares are not capable of being held, transferred or settled through the CREST settlement systems. For this reason, Shareholders who hold their Prudential Shares in uncertificated form through CREST (directly or through a broker or other nominee with a CREST account) immediately prior to the Record Time (“Prudential CREST Shareholders”) will not be issued Jackson Shares directly, but will be issued such number of Jackson CDIs as is equivalent to the number of Jackson Shares they would otherwise be entitled to receive under the terms of the Demerger. One Jackson CDI will represent one Jackson Share. The Jackson CDIs will reflect the same economic rights as are attached to the Jackson Shares. However, while the holders of Jackson CDIs will have an interest in the underlying Jackson Shares, they will not be registered holders of the Jackson Shares. Instead, CREST International Nominees Limited will hold the shares in a DTC account.

As part of the Demerger, the Jackson Shares to be transferred to the Prudential CREST Shareholders will be transferred by Prudential (via instructions to its transfer agent, Equiniti Trust Company) to CREST International Nominees Limited in DTC. CREST International Nominees Limited will hold such interests as nominee for the CREST depository. The CREST depository will then issue the Jackson CDIs in CREST to the Prudential CREST Shareholders (via the receiving agent).

The terms on which the Jackson CDIs are issued and held in CREST are set out in the CREST Manual, the CREST International Manual (including the CREST Global Deed Poll set out in the CREST International Manual) and the CREST Terms and Conditions issued by Euroclear UK. In particular, pursuant to the CREST Global Deed Poll, the CREST depository will hold the beneficial interests in the Jackson Shares which are represented by the Jackson CDIs on bare trust for the Prudential CREST Shareholders.

The CREST depository will be instructed to credit the appropriate stock account in CREST of each Prudential CREST Shareholder with such Prudential CREST Shareholder’s entitlement to Jackson CDIs representing the Jackson Shares within one day of the UK Settlement Date. The stock account concerned will be an account under the same participant ID and member account ID under which the relevant Prudential CREST Shareholder holds the relevant Prudential Shares.

The Prudential CREST Shareholders will be able to settle trades in Jackson Shares through CREST in the form of Jackson CDIs in the same way as they settle trades in Prudential Shares in CREST prior to and following the completion of the Demerger, or alternatively settle in DTC by way of cross-border message.

Notwithstanding the above, Jackson reserves the right to settle all or part of the consideration due to Prudential CREST Shareholders by issuing a direct registration statement reflecting Prudential CREST Shareholders’ ownership of the Jackson Shares if, for any reason outside Jackson’s control, it is not able to effect settlement in accordance with the above procedures. However, it will be possible for arrangements to be made, following receipt by Prudential CREST Shareholders of their direct registration statements, for such shares to be credited to a DTC account. In such circumstances, the relevant information about this process will be provided with Prudential CREST Shareholders’ direct registration statements.

Hong Kong Registered Shareholders

Qualifying Hong Kong Shareholders have been sent a Form of Election. The Form of Election allows Qualifying Hong Kong Shareholders who are Small Shareholders to elect to take the Share Sale Option explained below.

If you are a Qualifying Hong Kong Shareholder and you want to receive the Jackson Shares to which you will be entitled to in the form of a direct registration statement, you will not need to return the Form of Election.

If you are a Qualifying Hong Kong Shareholder and you would like to elect to take the Share Sale Option (which is available to Small Shareholders only), you should complete and sign the Form of

Election in accordance with the instructions set out in it and ensure that your Form of Election is returned to Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong so as to be received by no later than 4.30 pm Hong Kong time on 17 September 2021.

No acknowledgement of receipt of a completed Form of Election will be issued. After a valid Form of Election is lodged with Computershare Hong Kong, no election may be in any way withdrawn, revoked, superseded or altered without the agreement of Prudential.

Please note:

•

If you are a Qualifying Hong Kong Shareholder but do not return a valid Form of Election before the time stated above, you will receive a direct registration statement reflecting your ownership of the Jackson Shares to which you are entitled under the Demerger.

•

Small Shareholders may elect to take the Share Sale Option by returning a valid Form of Election before the time stated above, which will allow them to elect to have the Jackson Shares to which they will be entitled upon completion of the Demerger sold on their behalf and the cash sale proceeds in U.S. dollars or, after exchange at the prevailing market rates, GBP sterling for Shareholders resident in the UK, Isle of Man, Channel Islands or EEA on the UK Register, Hong Kong dollars for Hong Kong Registered Shareholders and Singapore dollars for Singapore Holders, net of applicable withholding taxes, paid to them pro rata instead. Shareholders will not be charged any foreign currency exchange fees, which fees will be paid by Prudential on behalf of the Shareholders (except for payments made by OPS).

•

If you return a Form of Election before the time stated above but are not on the Hong Kong Register (as applicable) at the applicable Record Time, you will not be a Qualifying Hong Kong Shareholder and will not be entitled to participate in the Demerger at all.

Prudential will remain the legal holder of all Jackson Shares to which Qualifying Hong Kong Shareholders will be entitled on completion of the Demerger. Prudential will hold such Jackson Shares as trustee for the benefit and on behalf of such Qualifying Hong Kong Shareholders from completion of the Demerger until the Hong Kong Settlement Date (which is expected to be 24 September 2021). This arrangement will allow Prudential to deal with administrative matters arising in connection with the distribution of Jackson Shares to Qualifying Hong Kong Shareholders, as provided for under Prudential’s Articles.

Following completion of the Demerger, all Qualifying Hong Kong Shareholders will continue to own their existing Prudential Shares unless they sell or otherwise dispose of them in the usual course.

No payment is required from Qualifying Hong Kong Shareholders and no commissions, fees or expenses will be charged to Qualifying Hong Kong Shareholders in connection with the Demerger.

Contingency arrangements in respect of settlement in Hong Kong

The deadline for Qualifying Hong Kong Shareholders to return a completed Form of Election will be postponed if there is a tropical cyclone warning signal no.8 or above, “extreme conditions” caused by super typhoons, a “black” rainstorm warning or any other event that prevents or substantially disrupts business activity in Hong Kong on 17 September 2021. The arrangements should one or more of these events occur will be as follows:

(A)

subject to paragraph (C) below, if there is a tropical cyclone warning signal no.8 or above, “extreme conditions” caused by super typhoons, or a “black” rainstorm warning in force in Hong Kong before 12.00 noon Hong Kong time and no longer in force after 12.00 noon Hong Kong time on 17 September 2021, the deadline to return a completed Form of Election will be 5.00 pm Hong Kong time on the same business day;

(B)

subject to paragraph (C) below, if there is a tropical cyclone warning signal no.8 or above, “extreme conditions” caused by super typhoons, or a “black” rainstorm warning in force in Hong Kong between 12.00 noon and 4.00 pm Hong Kong time on 17 September 2021, the deadline to return a completed Form of Election will be rescheduled to 4.00 pm Hong Kong time on the next business day which does not have either of those warnings in force at any time between 9.00 am and 4.00 pm Hong Kong time; and

(C)

to the extent that there is any event that prevents or substantially disrupts business activity in Hong Kong on 17 September 2021, the deadline to return a completed Form of Election will be rescheduled to 4.30 pm Hong Kong time on the next business day on which there is no such disruptive event.

The settlement process for Qualifying Hong Kong Shareholders described above will then take place as soon as practicable afterwards.

Holders of beneficial interests in Prudential Shares through the CCASS

If you hold an interest in Prudential Shares through the CCASS, you will need to take further action to receive a direct registration statement in relation to the Jackson Shares to which you will be entitled or to take the Share Sale Option (which is available to Small Shareholders only).

You will need to provide instructions to your Intermediary if you wish to receive your entitlement to Jackson Shares by a direct registration statement issued in your name, or if you are a Small Shareholder and you wish to take the Share Sale Option described above. You will also need to provide certain information to take your chosen option.

If you do not provide any instructions or information required to take your chosen option within the time requested, you will be beneficially entitled to receive your Jackson Shares under the Demerger. If you wish to hold a direct registration statement in respect of your Jackson Shares in your own name, you will need to contact your Intermediary and provide your Intermediary with instructions to arrange for such direct registration statement to be re-issued in your name through the Hong Kong Transfer Agent. More information on the Hong Kong Transfer Agent is set out in the answer to the question at section 4.6 of Part II (Questions and Answers on the Demerger).

If you are a Small Shareholder and choose to take the Share Sale Option and provide the required information within the time requested, the Jackson Shares to which you will be entitled will be sold and the cash sale proceeds in U.S. dollars or, after exchange at the prevailing market rates, Hong Kong dollars for Hong Kong Registered Shareholders, net of applicable withholding taxes, paid to HKSCC Nominees for onward pro rata transmission to you. Shareholders will not be charged any foreign currency exchange fees, which fees will be paid by Prudential on behalf of the Shareholders (except for payments made by OPS).

If you hold a beneficial interest in Prudential Shares through the CCASS and you do not provide any instructions or information required to take your chosen option within the time requested, then you are beneficially entitled to receive your Jackson Shares under the Demerger and you may be deemed to have waived any entitlement to receive cash from the sale of any fractional Jackson Shares to which you may otherwise have been entitled due to the administrative difficulties of calculating your entitlement in these circumstances.

2.2	Singapore Holders

Due to practical difficulties arising in connection with the distribution and settlement of Jackson Shares to Singapore Holders through CDP, the Share Sale Option will be compulsory for Singapore Holders at the applicable Record Time (being the Record Time for Hong Kong Registered Shareholders). Therefore the Jackson Shares to which such Singapore Holders will be entitled upon completion of the Demerger will be sold on their behalf and the gross cash proceeds paid to HKSCC Nominees for onward transmission to them via CDP.

Singapore Holders who wish to retain the option of receiving Jackson Shares may request to move their holding of interests in Prudential Shares from CDP to the CCASS, such that their interests in Prudential Shares are credited into the relevant CCASS account by or before the Record Time for Hong Kong Registered Shareholders. Such Singapore Holder would then be considered as a holder of beneficial interests in Prudential Shares through the CCASS, and the settlement process in respect of the Jackson Shares for such Singapore Holder would be as described in the section above. More information on the procedures for the movement of interests in Prudential Shares from CDP to the CCASS is set out in the answer to the question at section 4.5 of Part II (Questions and Answers on the Demerger).

No payment is required from Singapore Holders and no commissions, fees or expenses will be charged to Singapore Holders in connection with the Demerger.

2.3	Prudential ADR Holders

If you are a Prudential ADR Holder, you will receive your entitlement to the Demerger Dividend on 17 September 2021, the ADR Settlement Date. The U.S. Depositary will instruct the Transfer Agent to deliver the Jackson Shares to which the U.S. Depositary is entitled directly to Prudential ADR Holders, either in a book-entry account at the Transfer Agent, or for Prudential ADRs held through a bank, broker, or other nominee, to such bank, broker or other nominee.

3.	Helplines

Prudential has established helplines operated from the UK and Hong Kong for Shareholders who have questions in relation to this Circular or the Demerger, or who require assistance relating to the completion and return of the Form of Proxy.

The UK helpline will be operated by Equiniti and will be available on 0333 207 6392 (from inside the UK) or +44 333 207 6392 (from outside the UK). The helpline will be available from 8.30 am to 5.30 pm UK time Monday to Friday (except public holidays in England and Wales) and will remain open until 22 October 2021. Calls to the helpline from outside of the UK will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes. Equiniti cannot provide advice on the merits of the Demerger or give any financial, legal or tax advice.

The Hong Kong helpline will be operated by Computershare Hong Kong and will be available on +852 2862 8699. The helpline will be available from 9.00 am to 6.00 pm Hong Kong time Monday to Friday (except on public holidays) and will remain open until 29 October 2021.

Singapore Holders may also refer queries to CDP by email at asksgx@sgx.com or by telephone on +65 6535 7511. Enquiries regarding shares held in depository agent sub-accounts should be directed to the relevant depository agent or broker.

Prudential ADR Holders may refer queries relating to their accounts to the U.S. Depositary at Shareowner Services, P.O. Box 64504, St. Paul, MN 55164-0504, U.S.A. The telephone number is 800 990 1135 (from inside the U.S.) or +1 651 453 2128 (from outside the U.S.) and the website is at https://www.shareowneronline.com/informational/contact-us/.

The helpline operators will not provide advice on the merits of the Demerger or give any legal, financial or taxation advice, for which you are recommended to consult your own legal, financial or taxation adviser. Alternatively, consult your stockbroker, bank manager, solicitor, accountant and/or other independent professional adviser.

For further information, please visit Prudential’s website at www.prudentialplc.com.

PART I

LETTER FROM THE CHAIR OF PRUDENTIAL

Prudential plc

(Incorporated in England and Wales with registered number 1397169)

Directors:		Registered office:
Shriti Vadera Michael Wells Mark FitzPatrick James Turner	Jeremy Anderson CBE Chua Sock Koong David Law Ming Lu Anthony Nightingale The Hon. Philip Remnant CBE Alice Schroeder Thomas Watjen Fields Wicker-Miurin OBE Jeanette Wong Yok Tak Amy Yip	Prudential plc 1 Angel Court, London EC2R 7AG United Kingdom Principal place of business in Hong Kong: 13th Floor, One International Finance Centre 1 Harbour View Street, Central Hong Kong

6 August 2021

Dear Shareholder,

Recommended proposal for the demerger

of the Jackson Group from the Prudential Group

1.	Introduction

On 11 August 2020 the Prudential Board announced its intention to separate the Jackson Group from the Prudential Group. On 28 January 2021, the Prudential Board confirmed its intention to effect the separation of the Jackson Group by way of demerger.

I am writing to provide you with further information about the Demerger, to explain why the Prudential Board believes that the Demerger is in the best interests of Shareholders as a whole, and to inform you that a General Meeting will be held at Nomura, 1 Angel Lane, London EC4R 3AB at 10.00 am UK time (5.00 pm Hong Kong / Singapore time) on 27 August 2021, to consider and, if thought fit, to approve the Resolution.

The Notice of General Meeting and the text of the Resolution which is to be proposed at the General Meeting are set out at the end of this Circular.

The Prudential Board unanimously recommends that you vote in favour of the Resolution.

2.	Overview of the Demerger

The Demerger is conditional upon, among other things, the passing of the Resolution by Shareholders at the General Meeting and the approval of the Demerger Dividend by the Prudential Board. If the Demerger completes, Qualifying Shareholders will be entitled to receive the Demerger Dividend, being:

one Jackson Share for every 40 Prudential Shares

held by them at the applicable Record Time on 2 September 2021. Shareholders will continue to own their existing Prudential Shares unless they sell or transfer them in the usual course.

At present, the total common stock of Jackson is held as follows: 90.1 per cent. of the voting interest (and 88.9 per cent. of the economic interest) in the total common stock of Jackson is held by PUSH, a wholly-owned subsidiary of Prudential, and the remaining 9.9 per cent. voting interest (and 11.1 per cent. of the economic interest) in the total common stock of Jackson is held by Athene (please see section 13 below for a description of the voting interests attaching to the Jackson Shares).

Through the Demerger, Jackson Shares representing 70.1 per cent. of the voting interest (and 69.2 per cent. of the economic interest) in the total common stock of Jackson will be distributed to Shareholders. Immediately following completion of the Demerger, Prudential will retain an initial 19.9 per cent. voting interest (and a 19.7 per cent. economic interest) in the total common stock of Jackson, and Athene will retain its existing 9.9 per cent. voting interest (and an 11.1 per cent. economic interest) in the total common stock of Jackson.

It is expected that the Demerger will complete on 13 September 2021. The Jackson Shares are expected to commence When-Issued Trading on 1 September 2021 and regular-way trading on 20 September 2021. Jackson has been approved to list the Jackson Shares on the NYSE under the symbol JXN.

Details of the actions you need to take to vote on the Resolution can be found on pages 37 and 38 of this Circular and at section 2.3 of Part II (Questions and Answers on the Demerger). Details of how Jackson Shares can be traded and settled can be found at section 3.6 of Part II (Questions and Answers on the Demerger).

3.	Background to, and reasons for, the Demerger

The Prudential Group has evolved to become a pan-Asia and Africa group focused on capturing opportunities within structural growth markets. Prudential’s purpose is to help people get the most out of life, by making healthcare affordable and accessible and promoting financial inclusion across the Prudential Group’s markets. Prudential had approximately 20 million customers as at 31 December 2020 and is listed on stock exchanges in London, Hong Kong, Singapore and New York.

Prudential’s products and services seek to give people greater access to better healthcare and financial security. Covid-19, the rise in non-communicable conditions such as heart disease and diabetes, and ageing populations threaten to widen further the existing health, protection and savings gaps in Asia and Africa. Prudential is increasing its focus on underserved communities and moving beyond its traditional role of financial protection to seek also to promote the prevention and postponement of ill-health.

The Prudential Board regularly reviews the composition of the Prudential Group to ensure that its businesses are best placed to execute its strategy and to maximise long-term shareholder value, while seeking to maintain a rigorous approach to allocating capital between businesses. This process led Prudential to demerge the M&G Group from the Prudential Group in October 2019, and has also resulted in the proposed separation of Jackson via the Demerger.

The Prudential Board believes that the separation of the Jackson Group from the Post-Demerger Prudential Group to form two separately listed companies with distinct investment propositions will lead to improved strategic and financial outcomes for both businesses than if they continue to operate together under common ownership.

As part of the Demerger, the Prudential Board has determined that it is in the best interests of Shareholders as a whole for the Post-Demerger Prudential Group to retain an initial 19.9 per cent. voting interest (and a 19.7 per cent. economic interest) in the total common stock of Jackson. There will be no special governance rights attached to the Post-Demerger Prudential Group’s shareholding in Jackson, and the holding will be classified as a financial investment. Within 12 months following completion of the Demerger, the Prudential Board intends to monetise a portion of this shareholding for cash proceeds that will provide additional financial flexibility to the Post-Demerger Prudential Group and further support its ongoing investment into Asia, such that Prudential expects to own less than 10 per cent. of Jackson’s common stock at the end of that period.

In June 2020, Athene invested $500 million in Jackson for Class A common stock and Class B common stock, representing a 9.9 per cent. voting interest in the total common stock of Jackson (and an 11.1 per cent. economic interest) (the “Athene Investment”). Athene also entered into the Coinsurance Agreement, under which it agreed to reinsure a 100 per cent. quota share of a block of Jackson National Life’s in-force fixed and fixed index annuity product. The Coinsurance Agreement is described more fully in section 10 of Part VII (Additional Information).

3.1	Rationale for the Demerger

On 28 January 2021, Prudential announced that the Prudential Board had determined that the separation of the Jackson Group from the Prudential Group would be by way of the Demerger.

The Demerger is expected to enable Shareholders to benefit to the fullest extent possible from the distinct opportunities of the Post-Demerger Prudential Group and the Jackson Group. The Prudential Board believes that both the Post-Demerger Prudential Group and the Jackson Group have the platforms and scale necessary to operate successfully as separate listed companies and to pursue their own independent strategies.

The Prudential Board believes that, as an independent business, Jackson will be better able to execute its strategy and capital management, supporting the optimisation and stability of capital resources while protecting franchise value. In particular:

•

Strategy: The Post-Demerger Prudential Group and the Jackson Group offer distinct products and are focused on different geographic markets. The Post-Demerger Prudential Group will be exclusively focused on capturing the long-term structural opportunities in Asia and Africa through its profitable health and protection, with-profit and asset management offerings. If the Post-Demerger Prudential Group executes successfully, the outcome will be growth in new business profit that is expected to substantially exceed gross domestic product (“GDP”) growth rates in the markets where it operates. The Jackson Group intends to help Americans grow and protect their retirement savings and income to enable them to pursue financial freedom for life, using its diverse product offering, industry-leading distribution capabilities and efficient and scalable operating platform to pursue profitable growth opportunities and generate attractive risk-adjusted returns for stockholders over market cycles. The Prudential Board believes that these strategies are best pursued independently.

•

Capital: The two groups’ product offerings have different risk profiles and capital requirements and, as independent groups, the Post-Demerger Prudential Group and the Jackson Group will be able to pursue independent and tailored risk and capital management policies. The Demerger is also expected to provide each of the Post-Demerger Prudential Group and the Jackson Group with enhanced flexibility to allocate and deploy their resources and capital in a manner consistent with their individual strategic priorities. This will allow the two groups to seek capital providers most aligned to their respective investment propositions.

•

Execution: Following the Demerger, both the Post-Demerger Prudential Group and the Jackson Group will benefit from increased focus and flexibility in execution. This should arise from improved alignment of management and employees to their businesses, customers and shareholders, and simplified, more efficient, operating and reporting structures. Accordingly, the Prudential Board believes that the Demerger will create the opportunity for an improvement in strategic, operational and financial execution for both businesses, which will enhance their speed and agility to adapt to their customers’ evolving needs and manage stakeholder relationships. Post the Demerger, the more focused nature of the Post-Demerger Prudential Group is expected to reduce the size and footprint of the Prudential Group’s head office functions compared to that prior to the start of the transformation. The Prudential Group has delivered $180 million of cost savings effective from 1 January 2021,[1] as previously targeted as a result of the M&G Demerger. In addition, as a result of the separation of Jackson from the Prudential Group, head office costs are targeted to reduce further by around $70 million from the start of 2023. We will review the timing of the full realisation of these further savings after completion of the Demerger.

•

Shareholder optionality and alignment: The Post-Demerger Prudential Group and the Jackson Group will have distinct investment propositions. The Demerger allows Qualifying Shareholders to assess these individually and select whether to continue to participate in both businesses, or adjust their exposure to each. The Prudential Board therefore expects that, over time, each of the Post-Demerger Prudential Group and the Jackson Group will attract, develop and retain shareholder bases that will better reflect their respective risk and return profiles and thereby result in improved strategic and financial outcomes for both businesses. The long term remuneration structures for staff in each business can also be more directly linked to respective business performance, as measured by relevant key performance indicators, and therefore better aligned with shareholder interests.

[1]

Approximately half of the corporate expenditure is incurred in sterling and our assumptions forecast an exchange rate of £1=$1.2599. As compared with head office expenditure of $(490) million in 2018 and before a planned $10 million increase in Africa costs as previously disclosed.

•

Certainty, timing and proceeds: The Demerger allows the Prudential Group to execute the separation of the Post-Demerger Prudential Group and the Jackson Group with greater certainty and on an accelerated basis relative to a minority initial public offering. The Demerger will therefore enable the Post-Demerger Prudential Group and Jackson Group to focus more rapidly on their respective opportunities, as well as enabling the Post-Demerger Prudential Group to monetise its shareholding in the Jackson Group for cash proceeds that will provide additional financial flexibility to the Post-Demerger Prudential Group and further support its ongoing investment into Asia.

4.	The Post-Demerger Prudential Group and the Jackson Group

4.1	The Post-Demerger Prudential Group

The Post-Demerger Prudential Group will be one of the largest Asia and Africa focused life insurance and asset management businesses, and will be led by the Group Chief Executive of Prudential, Mike Wells.

The Demerger will complete Prudential’s strategic transformation, and will enable the Post-Demerger Prudential Group to focus exclusively on its higher growth and higher risk-adjusted return businesses in Asia and Africa. We have significant investment appetite in Asia and Africa that is based on the absolute size and demographic characteristics of each economy and our ability to build competitive advantage, leveraging our scale and expertise. While we will continue to build on our leading positions in Hong Kong and Southeast Asia, we see the greatest opportunities in the largest economies of China, India, Indonesia and Thailand. We expect this strategy to deliver profitable and sustainable compounding growth and high risk-adjusted returns for shareholders.

Our businesses in Asia and Africa are aligned with supportive structural trends, in particular rising prosperity and ageing populations, which are leading to significant and growing protection and savings gaps. The life insurance industry in much of Asia and Africa is characterised today by low penetration rates for insurance in many countries. In particular, many of the markets in Asia where the Prudential Group operates are progressing towards the level of per capita annual income when demand increases sharply. Across the Asia region, there are significant health funding and wellness gaps: 80 per cent. of Asians do not have insurance cover and spend around $400 billion on healthcare as an out-of-pocket expense.2 The Prudential Group’s investment in Africa gives it exposure to a growing, under-served continent whose population is expected to double to more than 2 billion people by 2050.3 Less than 50 per cent. of Africans have access to modern health facilities.4

The Post-Demerger Prudential Group will have a pan-Asian footprint, with its largest life and protection operations in Hong Kong, Singapore, Indonesia and Malaysia, as well as its joint venture in China. Prudential also operates in Thailand, Vietnam, Taiwan, the Philippines, Cambodia, Laos and Myanmar and has a successful partnership in India. Within this footprint, the Post-Demerger Prudential Group has top three positions in nine out of 13 life markets.5 We offer a wide range of insurance products that are tailored to local market requirements and fast-changing individual needs. We focus on health and protection and savings products with 65 per cent. of new business profit in 2020 contributed by health and protection solutions and the rest by savings products that include participating, linked and other traditional products. Since 2014, Prudential has also built a rapidly growing multi-product business in Africa, with operations now in eight countries across the continent and over one million customers.6

The Prudential Group’s distribution network is one of the strongest and most diversified in the Asia region, across agency, bancassurance and non-traditional partnerships, including digital. We have around 600,000 licensed tied agents across our life insurance markets.7 Our agency channel is a core component of our success, comprising 74 per cent. of our new business profit in 2020 given the high proportion of high margin protection products sold. We also have a leading bancassurance franchise that provides access to around 20,000 bank outlets8 through our strategic partnerships with multi-

[2]	Prudential estimates based on World Bank Data.
[3]	United Nations, Department of Economic and Social Affairs, Population Division (2019).
[4]	The Borgen Project (2020).
[5]

Based on formal (competitors’ results release, local regulators and insurance associations) and informal (industry exchange) market share data, and on new business (annual premium equivalent (APE) or weighted first year premium (FYP) depending on the availability of data). Laos and Cambodia market rank is based on full year results for the Group for 2019.

[6]	As at 31 December 2020.
[7]	As at 31 December 2020.
[8]	As at 31 December 2020.

national banks and prominent domestic banks. In recent years, we have additionally established non-traditional partnerships to broaden our customer reach, particularly with the digitally-savvy millennial segments.

In 2020, the Prudential Group was able to accelerate its digital development and associated customer-centric digital ecosystem, through its super-app Pulse by Prudential. Pulse is Prudential’s free-to-download digital mobile application that offers artificial intelligence (AI)-powered self-help tools and information to serve users 24/7, and promotes health and wellbeing through a range of value-added services. The Prudential Board believes that integration with the life value chain across sales, claims and payments will allow Pulse to enhance value to new and existing users and drive efficiencies in the business.

Eastspring, our Asia asset manager, has $242 billion of assets under management across 11 markets in Asia,9 and provides focused investment solutions to third-party retail and institutional clients as well as to Prudential’s internally sourced life funds. Eastspring is one of the largest pan-Asian asset managers and is a top-10 asset manager in seven of the 11 markets in which it operates.10 The Post-Demerger Prudential Group sees substantial opportunities to accelerate Eastspring’s business, building on its leading market position and structural advantages of reliable and predictable inflows from its life businesses.

If the Post-Demerger Prudential Group executes its strategy successfully, it expects that growth in new business profit will substantially exceed GDP growth rates in the markets in which it operates. Prudential is confident that its clear and focused strategy, coupled with its proven execution ability, leaves it well placed to continue to deliver value for its shareholders and all its stakeholders over the long term, with a focus on achieving long-term double-digit growth in embedded value per share.

Current trading and prospects for the Post-Demerger Prudential Group11

The Prudential Group delivered a resilient performance in the first half of 2021 against a backdrop of continuing economic and social challenges due to Covid-19 and the resulting continuing volatility in consumer activity. The quality of execution in the Prudential Group’s chosen markets has seen growth in new business sales (on an APE basis) in Asia and Africa compared to the same period in 2020 and Asia’s IFRS operating earnings remained resilient, driven by the compounding nature of regular premium income and the focus on health and protection led insurance margin income.

Prudential expects vaccination programmes being rolled out during 2021 and 2022 to facilitate a gradual return to more normal economic patterns, although the pace of these programmes and their effect are likely to vary substantially and give a degree of uncertainty over the economy, and therefore the performance of the business of the Post-Demerger Prudential Group in the short-term. Significant Covid-19 related restrictions continue in many markets including Indonesia, Malaysia, Thailand and the Philippines while more stringent limitations on movement have recently been introduced in India, Singapore and Vietnam, the impacts of which are likely to extend at least into the fourth quarter of 2021. There is also continuing uncertainty over the extent and the timing of the re-opening of the border between Hong Kong and China and we now expect that it will remain closed at least for the rest of this year. However, the Prudential Board is confident that the demand for products offered by the Post-Demerger Prudential Group will continue to grow in line with the structural growth in its chosen markets, and that its expanded offering and increasingly digitalised distribution platforms are well placed to meet this demand.

Prudential intends to publish its Half-Year Results on 11 August 2021 and to send the Supplementary Circular containing the Half-Year Results to Shareholders on 11 August 2021.

4.2	The Jackson Group

Jackson was founded in Jackson, Michigan in the United States in 1961 and was acquired by Prudential in 1986. Jackson’s approximately 2,900 full-time employees, together with its Strategic Support Program associates (a flexible, cost-efficient, part-time workforce providing Jackson with just-in-time scale), manage more than three million policies and (via its investment advisory subsidiaries JNAM and PPM) $351 billion in assets under management as of 31 March 2021. Jackson

[9]	As at 31 March 2021.
[10]	As at 31 December 2020.
[11]	Comparisons are to the first six months of the prior year unless otherwise stated and year-on-year percentage changes are provided on a constant exchange rate basis unless otherwise stated.

is headquartered in Lansing, Michigan and maintains offices in Franklin, Tennessee and Chicago, Illinois. Jackson’s insurance company subsidiaries are licensed to distribute insurance products in all 50 U.S. states and the District of Columbia.

Jackson manages its business through three main segments: retail annuities, institutional products and closed life and annuity blocks. Jackson also has an investment advisory business, provided via its subsidiaries JNAM and PPM, which manage general and separate account assets across markets, including public fixed income, public equity, private equity, private debt and commercial real estate.

Jackson helps Americans grow and protect their retirement savings and income to enable them to pursue financial freedom for life. Jackson believes that it is uniquely positioned in its markets because of its differentiated products and its well-known brand among distributors and advisers. Jackson’s market leadership is supported by its efficient and scalable operating platform and industry-leading distribution network. Jackson believes that these core strengths will enable it to grow profitably as an ageing U.S. population transitions into retirement.

Jackson offers a diverse suite of annuities to retail investors in the United States. Jackson’s variable annuities have been among the most successful products of their kind in the United States primarily due to the differentiated features it offers as compared with its competitors, in particular the wider range of investment options and greater freedom to invest across multiple investment options. Jackson also offers fixed index annuities and fixed annuities and intends to offer a registered index-linked annuity, or RILA, in 2021.

Jackson sells its products through an industry-leading distribution network that includes independent broker-dealers, wirehouses, regional broker-dealers, banks, and independent registered investment advisers, third-party platforms and insurance agents. Jackson has been the top selling retail annuity company in the United States for eight of the past nine years, according to LIMRA. Jackson was the largest retail annuity company in the United States for the year ended 31 December 2020, according to LIMRA, as measured by sales, selling approximately $18 billion in annuities. Jackson administers approximately 76 per cent. of its in-force policies on its in-house policy administration platform. The remainder of its business is administered through established third-party arrangements.

Jackson intends to focus its new product development efforts on capital-efficient products that help diversify its balance sheet and risk exposures. Jackson also intends to maintain the focus of its risk management programme which seeks to balance three objectives: protecting against the economic impact of adverse market conditions, protecting its statutory capital and stabilising its statutory distributable earnings throughout market cycles.

A Notice of Internet Availability of the Information Statement which contains detailed information about the Jackson Group will be sent to you on or around the date of this Circular. A copy of the Information Statement may be accessed (subject to the restrictions provided therein) at www.prudentialplc.com/investors/shareholder-information/jackson-demerger-transaction-documents. For the avoidance of doubt, the contents of that website and the Information Statement are not incorporated into and do not form part of this Circular.

Current trading and prospects for the Jackson Group

New business

Jackson’s new business levels for the six months ended 30 June 2021 have been in line with the trends seen in the second half of 2020 and the first three months of 2021. For the six months ended 30 June 2021, sales of variable annuities were approximately 30 per cent. higher than sales of variable annuities in the six months ended 30 June 2020. For the six months ended 30 June 2021, sales of fixed index annuities and fixed annuities remained at historically low levels following pricing actions taken in early 2020, and there were no sales of institutional products.

RBC

Jackson National Life’s RBC ratio12 was 347 per cent. at 31 December 2020. This ratio can be highly sensitive to market movements, including changes in interest rates and equity markets. During the six months ended 30 June 2021, both long-term interest rates and US equity markets increased significantly from year-end 2020 levels. As in prior periods of strong market growth where there are low

[12]	RBC ratio represents the RBC of Jackson National Life that reflects the capital and capital requirements of Jackson National Life and its subsidiaries.

levels of statutory reserves in excess of the cash surrender value minimum statutory reserves, Jackson incurred hedging losses with limited release of statutory reserves and limited deferred tax admissibility, which reduced Jackson National Life’s total adjusted capital13 by a significant amount. These same market movements also reduced Jackson National Life’s required capital level by a similarly significant degree.

Taking these changes into account and after giving effect to the $2,350 million of debt expected to be drawn down prior to the Demerger from the Term Facilities entered into in February 2021 and extended in July 2021 and the contribution of the majority of the proceeds therefrom to Jackson National Life, it is expected that, subject to market conditions, Jackson National Life’s RBC will be at or near its target range at the point of Demerger. Jackson management have set the target adjusted RBC range to be between 500 - 525 per cent., under normal market conditions, which reflects the capital and capital requirements of Jackson National Life and its subsidiaries, adjusted to include cash and investments at Jackson in excess of the target minimum cash and cash equivalents at Jackson (which Jackson management currently expect to be approximately $250 million).

Capital management

Consistent with Jackson’s goals to manage risk and capital and optimise its financial leverage, Jackson generally intends to target return of capital to its stockholders, which may take the form of cash dividends and/or stock repurchases, on an annual basis of approximately 40-60 per cent. of the annual change in its excess capital (defined for purposes of this analysis as total adjusted capital less 400 per cent. of company action level required capital, aligned with the VM-21 calibration)14, adjusted for any contributions and distributions, subject to market conditions and approval by the Jackson Board. Jackson expects to be in a position to distribute capital of between $325 million and $425 million to its stockholders in the first 12 months following the completion of the Demerger, through cash dividends and/or stock repurchases, depending on market conditions and subject to approval by the Jackson Board. Any declaration of cash dividends or stock repurchases by Jackson will be at the discretion of the Jackson Board and will depend on Jackson’s financial condition, earnings, liquidity and capital requirements, regulatory constraints, level of indebtedness, contractual restrictions with respect to paying cash dividends or repurchasing stock, restrictions imposed by Delaware law, general business conditions and any other factors that the Jackson Board deems relevant in making any such determination. Therefore, there can be no assurance that Jackson will pay any cash dividends to holders of Jackson Shares or approve any stock repurchase programme, or as to the amount of any such cash dividends or stock repurchases. Further detail on Jackson’s dividend policy is contained in the Form 10 filed with the SEC by Jackson.

4.3	Listings and index inclusion

Prudential is incorporated in England and Wales and the Prudential Shares have been admitted to the premium listing segment of the Official List and are traded on the main market of the LSE. Prudential also has a dual primary listing on the HKSE and maintains secondary listings on the NYSE (in the form of the Prudential ADRs which evidence Prudential Shares on the UK Register) and the SGX-ST. These listings will not be affected by the Demerger. Prudential is expected to remain eligible for inclusion in the FTSE UK Index Series following completion of the Demerger.

Jackson is a corporation incorporated in Delaware, United States. Jackson has been approved to list the Jackson Shares on the NYSE under the symbol JXN. Jackson will not be listed on the HKSE, the SGX-ST or the LSE.

5.	Regulatory and capital regime of Prudential

The Prudential Group is currently subject to the group-wide supervision of the Hong Kong IA, and this will not change as a result of the Demerger. The GWS Framework comprises primary legislation, the relevant subsidiary legislation including the Insurance (Group Capital) Rules, and supporting guidance material from the Hong Kong IA. The GWS Framework became effective for Prudential upon the Prudential Group’s designation by the Hong Kong IA on 14 May 2021, subject to transitional arrangements.

[13]

Consistent with statutory accounting requirements, “total adjusted capital” is defined as Jackson National Life’s statutory capital and surplus, plus asset valuation reserve and 50 per cent. of policyholder dividends of Jackson. National Life and its subsidiaries. “Company action level required capital” is the minimum amount of capital necessary for Jackson National Life to avoid submitting a corrective action plan to its regulator.

[14]	The definition of “total adjusted capital” is given at footnote 13 above.

The GWS methodology is largely consistent with that applied under the LCSM with the exception of the treatment of debt instruments. All debt instruments (senior and subordinated) issued by Prudential meet the transitional conditions set by the Hong Kong IA and are included as eligible Group capital resources under the GWS Framework. Taking these debt instruments into account as at 31 December 2020 would increase the shareholder LCSM ratio (over the group minimum capital requirement) of 328 per cent. by 33 percentage points to 361 per cent.

Pro forma results showing the effect of the Demerger on Prudential’s LCSM group capital as stated at 31 December 2020 are set out in Part V (Unaudited Pro Forma Financial Information for the Prudential Group).

The Jackson Group is subject to supervision and regulation in the United States. Jackson National Life will continue to be subject to regulation and supervision by the Michigan Department of Insurance and Financial Services (“DIFS”) and by insurance regulatory authorities in other states of the United States in which it is authorised to transact business. Following completion of the Demerger, it will no longer be subject to the group-wide supervision of the Hong Kong IA or included in the Post-Demerger Prudential Group’s capital measure, except to include the fair value, less a haircut, of the 19.7 per cent. remaining economic interest in Jackson described in section 2 above. Prudential expects the haircut to be set at 40 per cent., although this is subject to final agreement with the Hong Kong IA.

5.1	Capital management framework

The Post-Demerger Prudential Group will continue to monitor regulatory capital, economic capital and rating agency capital metrics and will manage the business within its risk appetite by remaining within its economic and regulatory capital limits.

The Post-Demerger Prudential Group’s capital management framework will continue to focus on achieving sustainable, profitable growth and retaining a resilient balance sheet, with a disciplined approach to active capital allocation. The framework comprises the following key elements:

•

sufficient capital is held in each business unit to meet local regulatory capital requirements, the applicable capital requirements under the GWS Framework and the Post-Demerger Prudential Group’s risk appetite to ensure that commitments made to customers can be fulfilled in stress scenarios;

•

sufficient resources are held centrally to provide a capital buffer to support businesses in stress scenarios and to provide liquidity to service debt and other central expenses (including central payments for bancassurance distribution agreements and restructuring costs);

•

both organic and inorganic opportunities are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally. The assessment for inorganic investments also considers a range of other factors including the strategic rationale for the investment, the extent of diversification with existing risks in the Post-Demerger Prudential Group, experience in managing similar businesses in the Post-Demerger Prudential Group, the level of control or reliance on third parties (e.g. via joint ventures and co-investments) to achieve the intended shareholder returns, and the level of uncertainty in financial projections. Assessment of these opportunities is also reviewed and approved centrally within the Post-Demerger Prudential Group’s governance framework in order to maintain a rigorous approach to capital allocation;

•

reflecting the Post-Demerger Prudential Group’s capital allocation priorities, a portion of capital generation will be retained for reinvestment in the business, and dividends will be determined primarily based on Asia’s operating capital generation after allowing for the capital strain of writing new business and recurring central costs; and

•	to the extent that surplus capital arises which is not required to support organic and inorganic growth opportunities, consideration will be given to returning capital to Shareholders.

5.2	Financing and liquidity

The Prudential Group seeks to maintain its financial strength rating with applicable credit rating agencies which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained and enhanced in the future. In addition to its core structural borrowings, the Prudential Group is able to access funding via the medium-term note programme, the U.S. shelf programme (the platform for issuance of SEC-registered bonds in the U.S. market), a commercial paper programme and committed revolving credit facilities.

Following the Demerger, as a pure-play Asia and Africa business, Prudential will target a Moody’s debt-leverage ratio of around 20 to 25 per cent. over the medium term.15 Prudential may operate outside this range temporarily to take advantage of growth opportunities with attractive risk-adjusted returns as they arise, while still preserving its strong credit ratings.

In order to target a leverage ratio within this range through the redemption of existing high coupon debt, Prudential is considering raising new equity of around $2.5-3 billion. Such an equity raising, if executed, would maintain and enhance the Post-Demerger Prudential Group’s financial flexibility in light of the breadth of the opportunities to invest in growth and aim to increase its investor base in Asia. Prudential believes that there are clear benefits of increasing its shareholder ownership in Asia and enhancing the liquidity of its ordinary shares in Hong Kong. As a result, Prudential’s preference is to raise new equity through a fully marketed global offering to institutional investors concurrent with a public offering in Hong Kong to retail investors, to be undertaken after the Demerger. Prudential has held discussions with Shareholders, and the allocation of any offering will take into account a number of criteria including the interests of existing Shareholders and the strategic benefits of enhancing its shareholder base and liquidity in Hong Kong.

5.3	Dividend policy for the Post-Demerger Prudential Group

Reflecting the Prudential Group’s capital allocation priorities, a portion of capital generation will be retained for reinvestment in the business, and dividends will be determined primarily based on Asia’s operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in Asia operating free surplus generation net of right-sized central costs, and will be set taking into account financial prospects, investment opportunities and market conditions.

The Prudential Board paid a 2020 second interim ordinary dividend of 10.73 cents per share. Combined with the first interim ordinary dividend of 5.37 cents per share, Prudential’s total 2020 dividend was 16.10 cents per share.

Starting from the 2021 first interim dividend, the Prudential Board intends to apply a formulaic approach to first interim dividends, which will be calculated as one-third of the previous year’s full-year ordinary dividend.

6.	Financial effects of the Demerger

The Prudential Group’s IFRS profit after tax for the year ended 31 December 2020 was $2,185 million and its IFRS shareholders’ equity at 31 December 2020 was $20,878 million. The Jackson Group’s IFRS loss after tax for the year ended 31 December 2020, prepared on the basis set out in Part IV (Historical Financial Information on the Jackson Group), was $(283) million and its consolidated IFRS total equity at 31 December 2020, prepared on the same basis, was $9,574 million.

The Prudential Group’s Asia segment will not be directly impacted by the Demerger. The table below shows how the Prudential Group’s adjusted IFRS operating profit based on longer-term investment returns (“Adjusted operating profit”) for the year ended 31 December 2020, together with IFRS shareholders’ equity and EEV shareholders’ equity at 31 December 2020, was split by segment. Adjusted operating profit is Prudential’s primary measure of IFRS profitability and is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, amortisation of accounting adjustments and gains/losses arising on the disposal of businesses and other corporate transactions. It differs from that which will be applied by the Jackson Group post-Demerger within its U.S. GAAP accounts, which will be as described in the Information Statement contained as part of the Form 10 filed with the SEC by Jackson on or around the date of this Circular.

The amounts below do not allow for the costs associated with the Demerger, which are set out below, nor any future changes to the costs of the Post-Demerger Prudential Group, for example the targeted $70 million head office cost savings from 2023. The Prudential Group will hold a remaining voting interest in Jackson of 19.9 per cent. (and an economic interest of 19.7 per cent.) following completion of the Demerger as described in section 2 above. This remaining interest will be recognised as a financial investment carried at fair value in the Prudential Group’s statement of financial position and hence its value to Prudential will vary with movements in Jackson’s share price. For the purposes of recognition within the Prudential Group’s capital metric under GWS, the investment will be held within

[15]	Calculated on a Moody’s total leverage basis.

available capital at its fair value less a haircut. Prudential expects the haircut to be set at 40 per cent., although this is subject to final agreement with the Hong Kong IA. Save to the extent set out in section 9.1 (Demerger Agreement) of Part VII (Additional Information), Prudential will have no other exposure to the Jackson Group post-Demerger. For further information on the risks relating to Prudential’s retained shareholding in Jackson, please refer to paragraph 3.3 of Part III (Risk Factors).

	2020	31 December 2020
	Adjusted operating profit	EEV shareholders’ equity	IFRS shareholders’ equity
	$m	$m	$m
Asia	3,667	44,241	13,887
U.S.	2,796	12,081	8,511
Other(1)	(956)	(2,315)	(1,520)
Total Group	5,507	54,007	20,878

(1)

Represents amounts attributable to the Post-Demerger Prudential Group’s centrally managed functions in London and Hong Kong, together with Africa. Additionally, for adjusted operating profit only it is stated after group-wide restructuring costs of $208 million of which $46 million was incurred by the US.

Pro forma financial information

The unaudited pro forma financial information showing the effect of the Demerger on the Prudential Group’s consolidated IFRS shareholders’ equity and the Prudential Group’s shareholder LCSM capital position is set out in Part V (Unaudited Pro Forma Financial Information for the Prudential Group) and is summarised below.

31 December 2020	Prudential Group as published	Pro forma Prudential Group
IFRS shareholders’ equity	$20,878m	$12,798m
Shareholder LCSM Surplus	$11.0bn	$8.1bn
Shareholder LCSM Surplus Ratio	328%	333%

The profit before tax and shareholders’ equity of the Jackson Group presented in this Circular differ from the financial information presented in the Form 10 of the Jackson Group being filed with the SEC. The Form 10 has been prepared under U.S. GAAP and will include certain non-GAAP financial measures which Jackson management believes will be more relevant to manage the business as a standalone entity.

A Notice of Internet Availability of the Information Statement which contains detailed financial information about the Jackson Group (prepared under U.S. GAAP) will be sent to you on or around the date of this Circular. A copy of the Information Statement may be accessed (subject to the restrictions provided therein) at www.prudentialplc.com/investors/shareholder-information/jackson-demerger-transaction-documents. For the avoidance of doubt, the contents of that website and the Information Statement are not incorporated into and do not form part of this Circular.

Demerger costs

Including costs incurred to date, the total pre-tax one-off costs of the Demerger are estimated to be approximately $125 million, of which:

•

approximately $50 million are expected to be incurred by the Prudential Group largely in relation to the transaction-related advisory and other professional fees (circa $45 million). It also includes a small amount (circa $5 million) of costs related to the separation of Jackson’s systems and processes from those of the remaining Prudential Group; and

•

approximately $75 million are expected to be incurred by the Jackson Group largely in relation to the transaction related advisory and other professional fees and a small amount relates to the separation of Jackson’s systems and processes from those of the remaining Prudential Group.

Of this total, $38 million had been incurred up to and including 31 December 2020 ($20 million by the Prudential Group and $18 million by the Jackson Group), with the majority of the remainder having been incurred in the first half of 2021. All items are accounted for as non-operating expenses within the Prudential Group’s financial statements.

IFRS effective tax rate

In 2020, the effective tax rate on IFRS Adjusted operating profit based on longer-term investment returns for the Prudential Group was 15 per cent., which was allocated by segment as follows:

	Adjusted operating profit	Tax on adjusted operating profit	Effective tax rate
	($m)	($m)
Asia operations	3,667	495	13%
US operations	2,796	313	11%
Other operations	(956)	(8)	1%
Total attributable to shareholders	5,507	800	15%

Following the Demerger, and taking into account the planned reduction in head office costs, the effective tax rate for the Post-Demerger Prudential Group is expected to be broadly in line with the 2020 rate if adjusted for the exclusion of the U.S. business. The effective tax rate will vary period on period depending largely on the geographic mix of profits and local statutory tax rates.

7.	Board structure and corporate governance of Prudential

The overall structure of the Prudential Board (including the principal committees) will remain the same following completion of the Demerger. In terms of future composition of the Prudential Board, we will continue to focus on making sure that the Prudential Board has the right skills and experience to support the Prudential Group, in particular pan-Asian operating experience, and a high degree of digital familiarity.

The Prudential Shares will retain their premium listing on the Official List and will continue to be traded on the main market for listed securities of the LSE and on the HKSE following the Demerger. The Post-Demerger Prudential Group will therefore continue to maintain a governance structure based on the UK Corporate Governance Code and the Hong Kong Corporate Governance Code. The governance framework established by the Prudential Group, which includes the key mechanisms through which the Prudential Group sets strategy, plans its objectives, monitors performance, considers risk management and holds business units to account for delivering on business plans, will remain in place for the Post-Demerger Prudential Group.

8.	Incentive plans

The Prudential Group currently operates a number of deferred bonus plans, long-term incentive plans and all-employee share plans which use Prudential Shares and/or Prudential ADRs. Prudential has made arrangements to provide that, so far as practicable, plan participants should neither be advantaged nor disadvantaged by the Demerger. Following the Demerger:

•

The terms of awards held by employees of the Prudential Group may be adjusted, where this is consistent with the rules of the relevant plan, by the Prudential Remuneration Committee (or its delegates) to reflect the value of the Demerger Dividend. Where an award held by an employee of the Prudential Group is subject to performance conditions, the performance conditions may be adjusted where this is necessary to ensure that they are relevant to the Prudential Group. The adjusted conditions will be no more or less stretching than those which originally applied.

•

Where employees of the Jackson Group hold awards denominated in Prudential Shares and/or Prudential ADRs, these awards will be exchanged for equivalent awards over Jackson Shares. These replacement awards will have the same value as the original awards, the same release schedule and will be subject to equivalent malus and clawback provisions. Where an award held by an employee of the Jackson Group is subject to performance conditions, the replacement award will be subject to performance conditions which are relevant to the Jackson Group and which are no more or less stretching than those which originally applied.

9.	Risk factors

Part III (Risk Factors) sets out certain existing and future material risks that relate to the Demerger, which you should take into account when considering whether to vote in favour of the Resolution.

10.	Implementation of the Demerger

The Demerger will be implemented by Prudential making an in-specie distribution of Jackson Shares representing approximately 69.2 per cent. of the total common stock of Jackson to Qualifying Shareholders (being Shareholders at the applicable Record Time). This means that, upon completion of the Demerger, Qualifying Shareholders will be entitled to one Jackson Share for every 40 Prudential

Shares held by them at the applicable Record Time. Following the Demerger, Jackson Shares will be listed and admitted to trading on the NYSE.

It is expected that the Demerger will be completed on 13 September 2021. It is expected that the Jackson Shares will commence When-Issued Trading on the NYSE on 1 September 2021, that the Record Time for the Demerger Dividend will be 6.00 pm UK time on 2 September 2021 for UK Registered Shareholders and 5.00 pm Hong Kong time on 2 September 2021 for Hong Kong Registered Shareholders, and that the Jackson Shares will commence regular way trading on the NYSE on 20 September 2021.

Following completion of the Demerger, Prudential will retain a 19.9 per cent. voting interest (and a 19.7 per cent. economic interest) in the total common stock of Jackson, and Athene will retain its existing 9.9 per cent. voting interest (and an 11.1 per cent. economic interest) in the total common stock of Jackson.

The Demerger is subject to a number of conditions, including the approval of the Resolution by Shareholders and the approval of the Demerger Dividend by the Prudential Board, as set out in the Demerger Agreement, a summary of which is in section 9.1 of Part VII (Additional Information).

It should be noted that Prudential is entitled to decide not to proceed with the Demerger at any time prior to the completion of the Demerger if circumstances change such that the Prudential Board no longer considers that the Demerger would be in the best interests of Shareholders as a whole.

A summary of the steps to be taken to effect the Demerger is set out in question 2.3 in Part II (Questions and Answers on the Demerger).

11.	Taxation

A summary of certain UK, Hong Kong, Singaporean and United States tax consequences in respect of the Demerger relevant to Shareholders and Singapore Holders who are resident (or, in the case of individuals, resident or domiciled) in the UK, Hong Kong or Singapore for tax purposes and Prudential ADR Holders or other U.S. Holders is set out in Part VI (Taxation).

The summary does not constitute tax advice and is intended as a guide only. Shareholders, Singapore Holders, Prudential ADR Holders or other U.S. Holders who are in doubt about their tax position are strongly advised to contact an appropriate professional, independent adviser immediately.

Availability of Share Sale Option

For Qualifying Shareholders who are resident in the UK for UK tax purposes (a “UK Qualifying Tax Shareholder”), the distribution of Jackson Shares pursuant to the Demerger will be treated as a dividend (irrespective of whether they utilise the Share Sale Option). The value of the dividend will be equal to the market value on the date of the transfer of Jackson Shares to Shareholders of the Jackson Shares to which they are entitled (including any fractional entitlement). Similarly, U.S. Holders that receive Jackson Shares pursuant to the Demerger will generally be treated as receiving a taxable distribution in respect of their Prudential Shares equal to the fair market value of such Jackson Shares.

Qualifying Shareholders’ entitlement to Jackson Shares will not involve any form of cash distribution from Prudential and UK Qualifying Tax Shareholders and U.S. Holders may therefore not have the cash proceeds to fund any tax liability. In addition to these tax considerations, Prudential also envisages that certain Small Shareholders would not be natural holders of U.S.-listed Jackson Shares.

To mitigate this (and potentially similar impacts in other jurisdictions), Prudential is offering the Share Sale Option to Small Shareholders, being Certificated Shareholders on the UK Register, Hong Kong Registered Shareholders, Shareholders in the Prudential Corporate Sponsored Nominee Service with addresses in the UK, Isle of Man, Channel Islands or EEA, or Registered ADR Holders, in each case whose holdings of Prudential Shares or Prudential ADRs, as the case may be, do not exceed the Small Shareholder Threshold (being in respect of Prudential Shares, an aggregate holding of 10,000 or fewer Prudential Shares and, in respect of Prudential ADRs, 5,000 or fewer Prudential ADRs). The Share Sale Option will enable Small Shareholders to elect to have all the Jackson Shares that they are entitled to receive sold by the Sale Agent and the cash sale proceeds in U.S. dollars or, after exchange at the prevailing market rates, GBP sterling for Shareholders resident in the UK, Isle of Man, Channel Islands or EEA on the UK Register, Hong Kong dollars for Hong Kong Registered Shareholders and Singapore dollars for Singapore Holders, net of applicable withholding taxes, remitted pro rata to them as soon as practicable following the sale of those shares. The cash sale proceeds could be used to fund any tax liability arising from the distribution. Shareholders will not be charged any foreign currency exchange fees, which fees will be paid by Prudential on behalf of the Shareholders (except for payments made by OPS).

The Share Sale Option is described in more detail on pages 10 and 11 of this Circular and in the answers to the questions at section 4 of Part II (Questions and Answers on the Demerger).

The above information is intended only as a general description of certain tax consequences for Qualifying Shareholders who are resident in the UK for UK tax purposes or U.S. Holders in connection with the distribution of Jackson Shares pursuant to the Demerger. The information is not exhaustive and relates only to certain limited aspects of the tax consequences for Qualifying Shareholders who are resident in the UK for UK tax purposes or U.S. Holders of the distribution of Jackson Shares pursuant to the Demerger. Further information in relation to the tax considerations of Shareholders in certain jurisdictions (including the UK and the U.S.) can be found in Part VI (Taxation) of this Circular.

The information set out above does not constitute tax advice and any person who is in any doubt as to their tax position should consult an appropriate professional adviser.

12.	Overseas Shareholders

The implications of the Demerger for Overseas Shareholders may be affected by the laws of the jurisdiction in which they are resident or otherwise located. Overseas Shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this Circular comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Demerger Dividend, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any taxes or levies due in such jurisdiction.

13.	Jackson share capital

Jackson’s capital stock will consist of Jackson Shares, par value $0.01 per share, Class B common stock, par value $0.01 per share, and shares of undesignated preferred stock, par value $1.00 per share. Except as otherwise provided in Jackson’s certificate of incorporation or as required by applicable law and described herein, Jackson Shares and Jackson’s Class B common stock have the same rights (save in respect of voting, where holders of Jackson Shares are entitled to one vote per share and holders of Class B common stock are entitled to one-tenth of a vote per share), are otherwise equal in all respects and are treated by Jackson as if they were one class of shares.

As at the date of this Circular, all of the Class B common stock of Jackson is owned by Athene. Following completion of the Demerger, in circumstances where Athene elects to sell Class B common stock to a third party, that Class B common stock will automatically convert into Jackson Shares. In addition, where Athene’s voting rights in Jackson fall below 9.9 per cent. (for example, as a result of an issuance of Jackson Shares), the Class B common stock of Jackson will automatically convert into Jackson Shares (although to no greater an extent than is required to restore Athene’s voting rights to 9.9 per cent.). In such circumstances, Qualifying Shareholders that receive Jackson Shares pursuant to the Demerger will not experience any economic dilution, but their voting interests in Jackson will be diluted in light of the fact that the outstanding amount of Class B common stock of Jackson (which entitle holders to one-tenth of a vote per share) will be automatically converted into Jackson Shares (which entitle holders to one vote per share).

A Notice of Internet Availability of the Information Statement, which contains further details and a description of the Jackson Shares, will be sent to you on or around the date of this Circular. A copy of the Information Statement may be accessed (subject to the restrictions provided therein) at www.prudentialplc.com/investors/shareholder-information/jackson-demerger-transaction-documents. For the avoidance of doubt, the contents of that website and the Information Statement are not incorporated into and do not form part of this Circular.

14.	Existing Mandates

Prudential, on behalf of Jackson, notifies Eligible CSN Shareholders who do not opt out of the Jackson Nominee Service that all relevant mandates relating to the monetary payment of dividends on Prudential Shares given to Prudential by UK Shareholders which are in force on the UK Register only at the applicable Record Time relating to their holding of Prudential Shares will, unless amended or revoked, be deemed from completion of the Demerger to be an effective mandate or instruction to Equiniti Financial Services Limited in respect of the corresponding Jackson Shares held in CDI form through the Jackson Nominee Service.

15.	Action to be taken in relation to voting at the General Meeting

You will find set out at the end of this Circular a notice convening a General Meeting of Prudential to be held at Nomura, 1 Angel Lane, London EC4R 3AB at 10.00 am UK time (5.00 pm Hong Kong / Singapore time) on 27 August 2021.

Shareholders will be able to join and participate in the General Meeting in person (to the extent this remains possible in accordance with government guidance, which may change after the publication of this Circular) or electronically through Lumi.

If a Shareholder is attending the General Meeting in person, we require them to adhere to the site guidelines in place at the time in relation to health, safety and security. For the safety of others, in line with the government guidance and legislation, please do not attend the General Meeting in person if you are experiencing any of the symptoms connected with Covid-19 or are otherwise required to isolate or quarantine.

The Resolution will be proposed as an ordinary resolution at the General Meeting and will pass if it is approved by a simple majority (i.e. more than 50 per cent.) of the voting rights of Shareholders who vote on it in person, through the Lumi website, or by proxy.

Shareholders should read the Notice of General Meeting at the end of this Circular for the full text of the Resolution and for further details about the General Meeting (including how to join electronically through Lumi). Instructions on how to vote are set out in full on pages 9 and 10 of this Circular and in the answer to the question at section 2.3 of Part II (Questions and Answers on the Demerger).

It is important that as many votes as possible are cast. Whether or not you plan to attend the General Meeting in person or electronically through Lumi, you are encouraged to complete and return your Form of Proxy, appointing the Chair of the Meeting as your proxy, as soon as possible.

16.	Recommendation

The Prudential Board considers that the Demerger is in the best interests of Shareholders as a whole. In reaching this view, the Prudential Board has received financial advice from Goldman Sachs and Citigroup in relation to the Demerger. Goldman Sachs and Citigroup have relied upon the Prudential Board’s commercial assessment of the Demerger in providing their advice.

Accordingly, the Prudential Board unanimously recommends that Shareholders vote in favour of the Resolution to be proposed at the General Meeting, as each Director intends to do in respect of his or her own beneficial holdings of Prudential Shares which he or she is able to vote, amounting in aggregate to 1,482,795, representing approximately 0.06 per cent. of the issued ordinary share capital of Prudential as at the Latest Practicable Date.

Yours sincerely,

Shriti Vadera

Chair

PART II

QUESTIONS AND ANSWERS ON THE DEMERGER

The following summary of questions and answers has been prepared to help you understand what the Demerger involves. You should read the whole of this Circular and not rely solely on the summary questions and answers set out below.

1.	The Demerger

1.1	What is the Demerger?

The Demerger is the proposed separation of the Jackson Group from the Prudential Group. This will result in two separately listed companies, each with its own distinct investment prospects.

The Demerger is conditional upon, among other things, the passing of the Resolution by Shareholders at the General Meeting and the approval of the Demerger Dividend by the Prudential Board.

A Notice of Internet Availability of the Information Statement which contains detailed information about the Jackson Group will be sent to you on or around the date of this Circular. A copy of the Information Statement may be accessed (subject to the restrictions provided therein) at www.prudentialplc.com/investors/shareholder-information/jackson-demerger-transaction-documents. For the avoidance of doubt, the contents of that website and the Information Statement are not incorporated into and do not form part of this Circular.

1.2	Why is Prudential proposing the Demerger?

As explained in more detail in section 3.1 of Part I (Letter from the Chair of Prudential), the Demerger is expected to enable Shareholders to benefit to the fullest extent possible from the distinct opportunities of the Post-Demerger Prudential Group and the Jackson Group. The Prudential Board believes that both the Post-Demerger Prudential Group and the Jackson Group have the platforms and scale necessary to operate successfully as separate listed companies and to pursue their own independent strategies.

The Prudential Board believes that, as an independent business, Jackson will be better able to execute its strategy and capital management, supporting the optimisation and stability of capital resources while protecting franchise value.

The Prudential Board has determined that it is in the best interests of Shareholders as a whole for the Post-Demerger Prudential Group to retain a 19.9 per cent. voting interest (and a 19.7 per cent. economic interest) in the total common stock of Jackson. This will enable the Post-Demerger Prudential Group to monetise such shareholding for cash proceeds that will provide additional financial flexibility to the Post-Demerger Prudential Group and further support its ongoing investment into Asia. There will be no special governance rights attached to the Post-Demerger Prudential Group’s shareholding in Jackson and the holding will be classified as a financial investment.

Accordingly, the Prudential Board believes that the Demerger is in the best interests of Shareholders as a whole.

1.3	Will there be any ongoing relationship between the Jackson Group and the Post-Demerger Prudential Group?

Following completion of the Demerger, Prudential will continue to hold a 19.9 per cent. voting interest (and a 19.7 per cent. economic interest) in the total common stock of Jackson, which it intends to sell down within 12 months following completion of the Demerger, such that Prudential expects to own less than 10 per cent. of Jackson’s total combined voting power of its common stock.

Jackson and Prudential will each operate as independent and separately listed companies. Each company has its own board of directors and will continue to do so.

The ongoing relationship between the Post-Demerger Prudential Group and the Jackson Group following the Demerger will be governed by the Demerger Agreement. The Demerger Agreement is described in more detail in section 9.1 of Part VII (Additional Information).

1.4	How will the Demerger be implemented?

The Demerger is conditional upon, among other things, the passing of the Resolution to be proposed as an ordinary resolution at the General Meeting by a simple majority (i.e. more than 50 per. cent) of the voting rights of Shareholders who vote on it, and the approval of the Demerger Dividend by the Prudential Board. Other conditions, which are contained in the Demerger Agreement, are set out in more detail in section 9.1 of Part VII (Additional Information).

Assuming the conditions are satisfied (or, where applicable, waived), the Demerger of the Jackson Group from the Prudential Group will be effected by Prudential declaring an in-specie distribution of 70.1 per cent. of Jackson Shares (representing 69.2 per cent. of the total common stock of Jackson) to Qualifying Shareholders (being Shareholders at the applicable Record Time). Following completion of the Demerger, Prudential will retain a 19.9 per cent. voting interest (and a 19.7 per cent. economic interest) in the total common stock of Jackson, and Athene will retain its existing 9.9 per cent. voting interest (and an 11.1 per cent. economic interest) in the total common stock capital of Jackson.

The Prudential Board unanimously recommends that Shareholders vote in favour of the Resolution. Notwithstanding this recommendation, it should be noted that Prudential is entitled to decide not to proceed with the Demerger at any time prior to completion of the Demerger if circumstances change such that the Prudential Board no longer considers that the Demerger would be in the best interests of Shareholders as a whole.

1.5	What does this mean for me?

If you are a Qualifying Shareholder, you will be entitled to receive:

one Jackson Share for every 40 Prudential Shares

you hold at the applicable Record Time.

If you are a Qualifying UK Shareholder, you will not need to take any further action after completion of the Demerger to receive your Jackson Shares. Subject to the Demerger completing, you will receive the Jackson Shares to which you will be entitled (unless you are a Small Shareholder and elect to participate in the Share Sale Option). The settlement process for Jackson Shares is explained in more detail in the answers to questions at section 3.4 of this Part II.

It should be noted that, if you are a Qualifying Shareholder but hold fewer than 40 Prudential Shares as at the Record Time, the fraction of a Jackson Share to which you are entitled will be dealt with in the manner set out in the answer to question 1.7 below. Such a Qualifying Shareholder (whose only entitlement upon completion of the Demerger is to a fraction of a Jackson Share) will default to the sale arrangements set out in more detail below and so will not be able to make an election in respect of the Share Sale Option. Accordingly, any Form of Election received from such Qualifying Shareholder will be deemed invalid.

If you are a Qualifying Hong Kong Shareholder, you will not need to return the Form of Election after completion of the Demerger to receive a direct registration statement reflecting the Jackson Shares to which you are entitled.

If you are a Small Shareholder and want the Jackson Shares to which you will be entitled to be sold on your behalf under the Share Sale Option and the cash sale proceeds in U.S. dollars or, after exchange at the prevailing market rates, GBP sterling for Shareholders resident in the UK, Isle of Man, Channel Islands or EEA on the UK Register, Hong Kong dollars for Hong Kong Registered Shareholders and Singapore dollars for Singapore Holders, net of applicable withholding taxes, to be paid to you pro rata, you must return a completed Form of Election in accordance with the instructions set out on pages 11 and 12 of this Circular. If you are a Singapore Holder at the applicable Record Time (being the Record Time for Hong Kong Registered Shareholders), the Jackson Shares to which you will be entitled will be sold on your behalf under the Share Sale Option and the gross cash proceeds remitted to you instead. Shareholders will not be charged any foreign currency exchange fees, which fees will be paid by Prudential on behalf of the Shareholders (except for payments made by OPS).

More information on the Share Sale Option is set out in the answers to the questions at section 4 of this Part II.

If you are a Prudential ADR Holder, you will receive your entitlement to the Demerger Dividend on 17 September 2021, the ADR Settlement Date. The U.S. Depositary will instruct the Transfer Agent to deliver the Jackson Shares to which the U.S. Depositary is entitled directly to Prudential ADR Holders, either in a book-entry account at the Transfer Agent, or for Prudential ADRs held through a bank, broker, or other nominee, to such bank, broker or other nominee.

Following completion of the Demerger, all Shareholders will continue to own their existing Prudential Shares; all Singapore Holders will continue to have an interest in Prudential Shares through CDP; and all Prudential ADR Holders will continue to own their existing Prudential ADRs, in each case unless they sell or otherwise dispose of them in the usual course.

No payment is required from Shareholders and no commissions, fees or expenses will be charged to Shareholders in connection with the Demerger.

1.6	What is the expected timing of the Demerger?

It is expected that the Demerger will be completed on 13 September 2021. It is expected that the Jackson Shares will commence When-Issued Trading on the NYSE on 1 September 2021, and that the Record Time for the Demerger Dividend will be 6.00 pm UK time on 2 September 2021 for UK Registered Shareholders and 5.00 pm Hong Kong time on 2 September 2021 for Hong Kong Registered Shareholders. Regular-way trading in Jackson Shares on the NYSE will begin on 20 September 2021.

1.7	How will fractional shares be treated in the Demerger?

Fractional shares of Jackson Shares will not be distributed to Qualifying Shareholders in connection with the Demerger. Instead, all fractional shares will be aggregated into whole shares by the Transfer Agent, who will sell the whole Jackson Shares in the open market at prevailing market prices on behalf of the Qualifying Shareholders entitled to receive fractional shares. The aggregate cash proceeds of the sales in U.S. dollars or, after exchange at the prevailing market rates, GBP sterling for Shareholders resident in the UK, Isle of Man, Channel Islands or EEA on the UK Register, Hong Kong dollars for Hong Kong Registered Shareholders and Singapore dollars for Singapore Holders will then be distributed, net of applicable withholding taxes and other costs, pro rata, to these Qualifying Shareholders. The sales of aggregate fractional shares are expected to commence on the first trading day of Jackson Shares after the Demerger Dividend. Any brokerage fees and/or foreign currency exchange fees applicable to such sales will be paid by Prudential on behalf of the relevant Qualifying Shareholders (except for payments made by OPS). For administrative reasons, Prudential is unfortunately not able to offer an option to donate cash received in lieu of fractional entitlements to charity.

If you hold a beneficial interest in Prudential Shares through the CCASS and you do not provide any instructions or information required to take your chosen option within the time requested, then you are beneficially entitled to receive Jackson Shares under the Demerger and you may be deemed to have waived any entitlement to receive cash from the sale of any fractional Jackson Shares to which you may otherwise have been entitled due to the administrative difficulties of calculating your entitlement in these circumstances.

It is expected that a cheque for the fractional share sale proceeds, in U.S. dollars or, after exchange at the prevailing market rate, GBP sterling for Shareholders resident in the UK, Isle of Man, Channel Islands or EEA on the UK Register, Hong Kong dollars for Hong Kong Registered Shareholders and Singapore dollars for Singapore Holders, net of applicable withholding taxes, will be mailed to you at your own risk by no later than 10 business days following completion of the relevant sale (or, if you have registered a bank mandate or overseas payment service (OPS) instruction for the payment of dividends with Equiniti Limited, or, if you are a holder in the Prudential Corporate Sponsored Nominee Service, with Equiniti Financial Services Limited, by BACS payment or through OPS in the currency you have selected through that service). Shareholders will not be charged any foreign currency exchange fees, which fees will be paid by Prudential on behalf of the Shareholders (except for payments made by OPS).

1.8	What is the estimated cost of implementing the Demerger?

Including costs incurred to date, the total pre-tax one-off costs of the Demerger are estimated to be approximately $125 million, of which:

•

approximately $50 million are expected to be incurred by the Prudential Group largely in relation to the transaction-related advisory and other professional fees (circa $45 million). It also includes a small amount (circa $5 million) of costs related to the separation of Jackson’s systems and processes from those of the remaining Prudential Group; and

•

approximately $75 million are expected to be incurred by the Jackson Group largely in relation to the transaction related advisory and other professional fees and a small amount relates to the separation of Jackson’s systems and processes from those of the remaining Prudential Group.

Of this total, $38 million had been incurred up to and including 31 December 2020 ($20 million by the Prudential Group and $18 million by the Jackson Group), with the majority of the remainder having been incurred in the first half of 2021. All items are accounted for as non-operating expenses within the Prudential Group’s financial statements.

1.9	Will I have to pay any tax as a result of the Demerger?

A summary of certain UK, Hong Kong, Singapore and United States tax consequences in respect of the Demerger relevant to Shareholders and Singapore Holders who are resident (or, in the case of individuals, resident or domiciled) in the UK, Hong Kong or Singapore for tax purposes and Prudential ADR Holders and other U.S. Holders is set out in Part VI (Taxation). The summary, and the below paragraphs where relevant, do not constitute tax advice but are intended as a guide only and Shareholders, Singapore Holders, Prudential ADR Holders or other U.S. Holders who are in doubt about their tax position are strongly advised to contact an appropriate professional, independent adviser immediately.

For Qualifying Shareholders who are resident in the UK for UK tax purposes (a “UK Qualifying Tax Shareholder”), the distribution of Jackson Shares pursuant to the Demerger will be treated as a dividend (irrespective of whether they utilise the Share Sale Option). The value of the dividend will be equal to the market value on the date of the transfer of Jackson Shares to Shareholders of the Jackson Shares to which they are entitled (including any fractional entitlement). Similarly, U.S. Holders that receive Jackson Shares pursuant to the Demerger will generally be treated as receiving a taxable distribution in respect of their Prudential Shares equal to the fair market value of such Jackson Shares.

Qualifying Shareholders’ entitlement to Jackson Shares will not involve any form of cash distribution from Prudential and UK Qualifying Tax Shareholders and U.S. Holders may therefore not have the cash proceeds to fund any tax liability. In addition to these tax considerations, Prudential also envisages that certain Small Shareholders would not be natural holders of U.S.-listed Jackson Shares.

To mitigate this (and potentially similar impacts in other jurisdictions), Prudential is offering the Share Sale Option to Small Shareholders, being Certificated Shareholders on the UK Register, Hong Kong Registered Shareholders, Shareholders in the Prudential Corporate Sponsored Nominee Service with addresses in the UK, Isle of Man, Channel Islands or EEA, or Registered ADR Holders, in each case whose holdings of Prudential Shares or Prudential ADRs, as the case may be, do not exceed the Small Shareholder Threshold (being in respect of Prudential Shares, an aggregate holding of 10,000 or fewer Prudential Shares and, in respect of Prudential ADRs, 5,000 or fewer Prudential ADRs). The Share Sale Option will enable Small Shareholders to elect to have all the Jackson Shares that they are entitled to receive sold by the Sale Agent and the cash sale proceeds in U.S. dollars or, after exchange at the prevailing market rates, GBP sterling for Shareholders resident in the UK, Isle of Man, Channel Islands or EEA on the UK Register, Hong Kong dollars for Hong Kong Registered Shareholders and Singapore dollars for Singapore Holders, net of applicable withholding taxes, remitted pro rata to them as soon as practicable following the sale of those shares. The cash sale proceeds, net of any applicable withholding taxes, could be used to fund any tax liability arising from the distribution. The Share Sale Option will also be compulsory for Singapore Holders, as explained above in section 2.2 of “Action to be taken by Shareholders”. Shareholders will not be charged any foreign currency exchange fees (except for payments made by OPS), which fees will be paid by Prudential on behalf of the Shareholders.

The above information is intended only as a general description of certain tax consequences for Qualifying Shareholders who are resident in the UK for UK tax purposes or U.S. Holders in connection with the distribution of Jackson Shares pursuant to the Demerger. The information is not exhaustive and relates only to certain limited aspects of the tax consequences for Qualifying Shareholders who are resident in the UK for UK tax purposes or U.S. Holders of the distribution of Jackson Shares pursuant to the Demerger. Further information in relation to the tax considerations of Shareholders in certain jurisdictions (including the UK and the U.S.) can be found in Part VI (Taxation) of this Circular.

1.10	Will the Demerger lead to a change in how the two businesses are run?

Following the completion of the Demerger, the Post-Demerger Prudential Group and the Jackson Group will be clearly delineated by geography, products and services, business model and customers.

The Post-Demerger Prudential Group is primarily focused on providing health, protection and savings products in Asia and Africa, whereas the Jackson Group’s business is focused on providing retirement savings and income strategies aimed at the large population approaching or in retirement in the United States. Prudential and Jackson will each operate as independent and separately listed companies. Each company has and will continue to have its own board of directors and management teams.

1.11	Will there be any change to the corporate governance of Prudential or the application of the Takeover Code and the Hong Kong Takeovers Code to Prudential, following completion of the Demerger?

No. The Prudential Shares will retain their premium listing on the Official List and will continue to be traded on the main market for listed securities of the LSE and on the HKSE. The Post-Demerger Prudential Group will continue to maintain a governance structure based on the UK Corporate Governance Code and the Hong Kong Corporate Governance Code.

Prudential will also remain subject to the Takeover Code and the Hong Kong Takeovers Code.

1.12	Will Prudential remain incorporated and based in the UK following completion of the Demerger?

Yes. Prudential is incorporated in England and Wales and its registered office is at 1 Angel Court, London, England, EC2R 7AG. This is not expected to change as a result of the Demerger.

1.13	What will be the impact of the Demerger on Prudential’s dividends?

The dividend policy for the Post-Demerger Prudential Group is set out in section 5.3 of Part I (Letter from the Chair of Prudential).

1.14	How will the Demerger affect my participation in the dividend reinvestment plan (or DRIP) of Prudential?

Participation in Prudential’s dividend reinvestment plan will not be affected by the Demerger.

2.	Voting and eligibility

2.1	Why am I being sent this document?

The Demerger qualifies as a Class 1 transaction under the UK Listing Rules and so requires the approval of Shareholders at the General Meeting. This document, referred to as the Circular, contains information to assist you in your voting decision.

The General Meeting is to be held at Nomura, 1 Angel Lane, London EC4R 3AB at 10.00 am UK time (5.00 pm Hong Kong / Singapore time) on 27 August 2021.

Shareholders will be able to join and participate in the General Meeting in person (to the extent this remains possible in accordance with government guidance, which may change after the publication of this Circular) or electronically through Lumi. Shareholders are encouraged to submit any questions in advance of the General Meeting by email to Secretariat@prudentialplc.com. If submitting questions by email, please include your shareholder reference number. We will consider all questions received and endeavour to provide answers during the General Meeting where appropriate.

Shareholders can also submit questions through the Lumi website before and during the General Meeting. Shareholders may log on and submit questions up to one hour before the General Meeting and we encourage you to do so. A step-by-step guide on how to join the General Meeting electronically can be found at the end of this Circular.

Shareholders should read the Notice of General Meeting at the end of this Circular for the full text of the Resolution and for further details about the General Meeting (including a step-by-step guide on how to join electronically through Lumi).

2.2	Who is eligible to vote?

Shareholders recorded on Prudential’s UK Register or Hong Kong Register at the applicable Voting Record Time will be eligible to vote.

Singapore Holders recorded on CDP’s register as at 5.00 pm Singapore time on 17 August 2021 are entitled to send voting or nomination instructions to CDP to exercise voting rights in respect of their interest in Prudential Shares.

An explanation as to how Prudential ADR Holders can vote is set out in the answer to the question at section 2.6 of this Part II.

2.3	How do I vote?

Shareholders should read the Notice of General Meeting at the end of this Circular for the full text of the Resolution and for further details about the General Meeting.

Shareholders may vote in advance of the General Meeting by submitting their Form of Proxy, or Voting Form of Direction for holders in the Prudential Corporate Sponsored Nominee Service, or during the General Meeting, by attending the General Meeting in person or electronically through the Lumi website and casting their vote. Full instructions on how to attend the General Meeting (including how to join electronically through Lumi) and submit your vote on the day are set out in the Notice of General Meeting at the end of this Circular.

It is important that as many votes as possible are cast. Whether or not you plan to attend the General Meeting in person or electronically through Lumi, you are encouraged to complete and return your Form of Proxy, appointing the Chair of the Meeting as your proxy, as soon as possible.

If you are a UK Registered Shareholder, you should ensure that the Form of Proxy, or Voting Form of Direction, is returned to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA so as to be received by no later than 10.00 am UK time on 25 August 2021 (or 10.00 am UK time on 24 August 2021 in the case of the Voting Form of Direction).

Alternatively, if you are a UK Registered Shareholder, you may appoint a proxy electronically by logging onto Equiniti’s website www.sharevote.co.uk. You will need your Voting ID, Task ID and Shareholder Reference Number. If you are a UK Registered Shareholder, these are printed on the face of your Forms of Proxy or Voting Forms of Direction. Full details of the procedures are given on the website. Alternatively, if you have already registered with Equiniti’s online portfolio service, Shareview, you can submit your proxy by logging onto your portfolio at www.shareview.co.uk and clicking on the link to vote under your Prudential details. Instructions are given on the website.

If you hold your Prudential Shares in CREST, you may appoint a proxy by completing and transmitting a CREST proxy instruction in accordance with the procedures set out in the CREST Manual so that it is received by Equiniti (under CREST Participant ID RA19) no later than 10.00 am UK time on 25 August 2021.

Completion and return of the Form of Proxy, an electronic proxy or the appointment of proxies through CREST will not preclude a Shareholder from attending and voting at the General Meeting. If you are a Hong Kong Registered Shareholder, you should ensure that the Form of Proxy is returned to Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong so as to be received by no later than 5.00 pm Hong Kong time on 25 August 2021.

If you are a Singapore Holder, please see further details about how you may vote in section 2.5 of this Part II.

2.4	How do I join the meeting and vote electronically?

Shareholders can join the General Meeting electronically by logging into https://www.web.lumiagm.com.

Shareholders are encouraged to submit any questions in advance of the General Meeting by email to Secretariat@prudentialplc.com. If submitting questions by email, please include your shareholder reference number. We will consider all questions received and endeavour to provide answers during the General Meeting where appropriate.

Shareholders can also submit questions through the Lumi website before and during the General Meeting. Shareholders may log on and submit questions up to one hour before the General Meeting and we encourage you to do so.

The Lumi website can be accessed online using most well-known internet browsers such as Edge, Chrome, Firefox and Safari on a PC, laptop or internet-enabled device such as a tablet or smartphone.

An active internet connection is always required in order to allow you to cast your vote when the poll opens, submit questions and hear the General Meeting. It is the user’s responsibility to ensure you remain connected for the duration of the meeting.

A step-by-step guide on how to join the General Meeting electronically through Lumi is set out in the Notice of General Meeting set out at the end of this Circular.

2.5	Can I vote if I have an interest in Prudential Shares through CDP?

If you are a Singapore Holder and wish to provide CDP with voting instructions in respect of your interest in Prudential Shares, you must complete and execute CDP Form A in accordance with the instructions set out therein and ensure that any such voting instructions are received by CDP by 5.00 pm Singapore time on 17 August 2021 to allow it to collate voting instructions for onward transmission to HKSCC Nominees through its CCASS participant.

If you are a Singapore Holder and wish to attend the General Meeting in person or electronically through Lumi and cast votes in respect of your interest in Prudential Shares, you must complete and execute CDP Form B in accordance with the instructions set out therein and ensure that any such nomination instructions are received by CDP by 5.00 pm Singapore time on 17 August 2021 to allow it to transmit the names and addresses and the interest in Prudential Shares represented of the persons named in CDP Form B to HKSCC Nominees through its CCASS participant.

2.6	Can I vote if I hold Prudential ADRs?

If you are a Prudential ADR Holder you will receive a Voting Instruction Card from the U.S. Depositary which will enable you to instruct the U.S. Depositary on how to vote on your behalf at the General Meeting in respect of the Prudential Shares represented by your Prudential ADRs. You are encouraged to complete and sign the Voting Instruction Card and return it to the U.S. Depositary as soon as possible and by no later than 12.00 pm New York time on 24 August 2021.

Please note that Prudential ADR Holders, in their capacities as such, are not entitled to attend or vote at the General Meeting directly or to appoint proxies to attend and vote on their behalf. In order to attend and vote at the General Meeting, a Prudential ADR Holder can cancel their Prudential ADRs and become a registered holder of Prudential Shares before the Voting Record Time. This entails surrendering their Prudential ADRs in accordance with the terms of the Prudential ADR Deposit Agreement and receiving Prudential Shares in return.

2.7	What will happen if the Resolution is not approved by Shareholders?

If the Resolution is not approved by Shareholders, the Demerger will not complete.

If the Demerger does not complete, the Jackson Group will remain a part of the Prudential Group. As long as the Jackson Group remains a part of the Prudential Group, Prudential Shares will also represent an interest in the Jackson Group, as they do today.

If the Demerger does not proceed, the potential benefits of the Demerger will not be realised and there could be a negative impact on Prudential, its reputation and the price of its securities. This is considered in more detail in the risk factor at section 2.1 of Part III (Risk Factors).

2.8	Can I receive cash instead of Jackson Shares as a result of the Demerger?

Qualifying Shareholders will be entitled to receive one Jackson Share for every 40 Prudential Shares they hold at the applicable Record Time. The Demerger Dividend is not a cash dividend.

The Share Sale Option will be available to Small Shareholders, which will allow them to elect to have the Jackson Shares to which they will be entitled upon completion of the Demerger sold on their behalf and the cash sale proceeds in U.S. dollars or, after exchange at the prevailing market rates, GBP sterling for Shareholders resident in the UK, Isle of Man, Channel Islands or EEA on the UK Register, Hong Kong dollars for Hong Kong Registered Shareholders and Singapore dollars for Singapore Holders, net of applicable withholding tax, paid to them pro rata instead. The Share Sale Option will be compulsory for Singapore Holders. Shareholders will not be charged any foreign currency exchange fees, which fees will be paid by Prudential on behalf of the Shareholders (except for payments made by OPS). Further details on the Share Sale Option are set out on pages 10 and 11 of this Circular and in the answers to the questions at section 4 of this Part II.

2.9	Will I receive a prospectus relating to Jackson?

A registration statement on Form 10 and an Information Statement relating to Jackson are being filed with the SEC and will be declared effective on or around the date of this Circular. A Notice of Internet Availability of the Information Statement will be sent to you on or around the date of this Circular. The Information Statement will be available (subject to the restrictions provided therein) at www.prudentialplc.com/investors/shareholder-information/jackson-demerger-transaction-documents.

For the avoidance of doubt, the contents of that website and the Information Statement are not incorporated into and do not form part of this Circular.

2.10	What should I do if I need help with filling in the Form of Proxy?

Prudential has established helplines which will be operated from the UK and Hong Kong.

The UK helpline will be operated by Equiniti and will be available on 0333 207 6392 (from inside the UK) or +44 333 207 6392 (from outside the UK). The helpline will be available from 8.30 am to 5.30 pm UK time Monday to Friday (except public holidays in England and Wales) and will remain open until 22 October 2021. Calls to the helpline from outside of the UK will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes. Please note that Equiniti cannot provide advice on the merits of the Demerger nor give financial, tax, investment or legal advice.

The Hong Kong helpline will be operated by Computershare Hong Kong and will be available on +852 2862 8699. The helpline will be available from 9.00 am to 6.00 pm Hong Kong time Monday to Friday (except on public holidays) and will remain open until 29 October 2021.

2.11	How does the Prudential Board recommend I vote?

The Prudential Board unanimously recommends that you vote in favour of the Resolution to be considered at the General Meeting.

Each Director intends to vote all Prudential Shares that he/she owns or controls in favour of the Resolution.

3.	Prudential Shares and Jackson Shares

3.1	What will happen to my Prudential Shares following the Demerger?

The number of Prudential Shares you hold will not change as a result of the Demerger. Following the Demerger, the Prudential Shares will retain their premium listing on the Official List and will continue to be traded on the main market for listed securities of the LSE and on the HKSE. The Prudential Shares will also maintain their secondary listings on the NYSE (in the form of the Prudential ADRs which evidence Prudential Shares on the UK Register) and the SGX-ST.

Following the Demerger, Prudential’s share price is expected to fall to reflect the value of the Demerger Dividend delivered to Shareholders.

3.2	Where will Jackson Shares be listed following the Demerger?

Following the Demerger, Jackson Shares will be listed and admitted to trading on the NYSE, under the symbol JXN. Jackson Shares will not be listed on any other exchanges.

3.3	What will be the price of Prudential Shares and Jackson Shares following the Demerger?

There is no certainty as to the price of Prudential Shares or Jackson Shares following the Demerger. The price at which Prudential Shares and the Jackson Shares may be quoted, and the price which investors may realise for such shares, will be influenced by a large number of factors. Some of these may be specific to either the Post-Demerger Prudential Group or the Jackson Group and their respective operations, and others may affect the industries in which they operate, other comparable companies or publicly traded companies as a whole. The price of Prudential Shares may also be affected by the exchange on which they trade.

3.4	How will I receive my Jackson Shares from the Demerger if I hold my Prudential Shares in CREST?

If you own Prudential Shares beneficially through a CREST nominee or as a CREST Sponsored Member, arrangements will be made for the Jackson Shares distributed to you as a result of the Demerger to be settled through CDIs on or shortly after the Demerger Dividend is declared and credited to your CREST account.

3.5	What if I do not hold my Prudential Shares in CREST? Will I receive a share certificate?

Eligible CSN Shareholders who do not opt out of the Jackson Nominee Service will receive the Jackson Shares to which they are entitled as CDIs through the Jackson Nominee Service. Qualifying Shareholders who are not Eligible CSN Shareholders, and Eligible CSN Shareholders who submit a valid Form of Election to opt out of the Jackson Nominee Service, will receive a direct registration statement in respect of their Jackson Shares. Jackson will not issue share certificates in respect of the Jackson Shares.

3.6	How can the Jackson Shares be traded and settled?

The Jackson Shares will be traded on the NYSE. Investors wishing to trade shares that are admitted to trading on the NYSE usually instruct brokers or place their orders via an execution-only broker. The brokers then decide how best to execute the trade. Most trades executed on the NYSE are carried out on the NYSE’s electronic system, which matches orders to buy and sell these shares constantly and electronically throughout the day.

Qualifying Shareholders will need to engage a duly licensed broker to assist with trading Jackson Shares on the NYSE and should note that their ability to finalise a trade of Jackson Shares would depend on their individual circumstances and satisfaction of “know your client” and any other internal procedures of the relevant broker. Small Shareholders who are contemplating selling their Jackson Shares in the short term should consider carefully taking advantage of the Share Sale Option.

Qualifying Shareholders who wish to engage with a duly licensed broker for opening a U.S. brokerage account for trading of Jackson Shares should directly contact the licensed broker of their choosing. Qualifying Shareholders should also contact licensed brokers for transfer of their Jackson Shares from the direct registration system to their own U.S. brokerage accounts. Alternatively, Qualifying Shareholders who hold shares in a DRS account with EQ Shareowner Services (EQ), Jackson’s transfer agent, may sell Jackson Shares directly through EQ. EQ can be contacted by telephone at 833-914-2116 (U.S. toll-free) or +1-651-450-4064 (U.S. direct), or online at shareowneronline.com.

Shareholders who hold their Jackson Shares in the form of CDIs through the Jackson Nominee Service will be able to use the services provided by Equiniti Financial Services Limited, as detailed above in section 2.1 of “Action to be taken by Shareholders”, with more information at www.shareview.com/deal.

3.7	What if I want to transfer my Jackson Shares before I receive my direct registration statement or credit to my Jackson Nominee Service account?

The Jackson Shares will be traded on the NYSE. Investors wishing to transfer their Jackson Shares in this way should consult their broker. If the investor chooses to instruct the broker to carry out the transfer, the broker will decide how best to execute the transfer.

4.	The Share Sale Option

4.1	What is the Share Sale Option and why is it being offered?

The Share Sale Option will be available to Small Shareholders, which will allow them to elect to have the Jackson Shares to which they will be entitled upon completion of the Demerger sold on their behalf and the cash sale proceeds in U.S. dollars or, after exchange at the prevailing market rates, GBP sterling for Shareholders resident in the UK, Isle of Man, Channel Islands or EEA on the UK Register, Hong Kong dollars for Hong Kong Registered Shareholders and Singapore dollars for Singapore Holders, net of applicable withholding tax, paid to them pro rata instead. The Share Sale Option will be compulsory for Singapore Holders, as explained in the answer to the question at section 4.5 of this Part II. Shareholders will not be charged any foreign currency exchange fees, which fees will be paid by Prudential on behalf of the Shareholders (except for payments made by OPS).

All Qualifying Shareholders will also be entitled to sell their Prudential Shares and/or, following their receipt, sell their Jackson Shares, in the usual course. It should be noted that you will not receive any Jackson Shares as part of the Demerger if you transfer or sell all of your Prudential Shares prior to the applicable Record Time.

Please see above under “Rationale for Share Sale Option” in section 2.1 of “Action to be taken by Shareholders” for more information on why the Share Sale Option is being offered.

4.2	How can I take the Share Sale Option?

Small Shareholders will receive a Form of Election with this Circular or despatched at the same time as this Circular.

If you are a Small Shareholder and wish to take the Share Sale Option, you should complete and sign the Form of Election in accordance with the instructions set out in it. UK Registered Shareholders (other than those with a registered address in the U.S.) should ensure that their Form of Election is returned using the accompanying reply-paid envelope (if you are posting within the United Kingdom) or to Corporate Actions, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom as soon as possible, so as to be received by no later than 5.00 pm UK time on 31 August

2021. UK Registered Shareholders with a U.S. registered address should ensure that their Form of Election is returned using the accompanying return addressed envelope or to Shareowner Services, PO Box 64858, Saint Paul, MN 55164-0858, U.S. so as to be received by no later than 5.00 pm U.S. Central Time on 31 August 2021. Hong Kong Registered Shareholders should ensure that their Form of Election is returned to Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong so as to be received by no later than 4.30 pm Hong Kong time on 17 September 2021. Holders of beneficial interests in Prudential Shares through the CCASS should provide the information required by their Intermediaries within the requested time. Registered ADR Holders should ensure that their Form of Election is returned to EQ Shareowner Services, Attn: Corporate Actions, P.O. Box 64858, Saint Paul, MN 55164-0858, U.S. or using the accompanying pre-paid envelope so as to be received by no later than 5.00 pm U.S. Central Time on 31 August 2021.

Shareholders other than Small Shareholders will not be eligible for the Share Sale Option.

4.3	What will happen after a Shareholder returns a valid Form of Election to elect to take the Share Sale Option?

If you return a valid Form of Election to elect to take the Share Sale Option, the Jackson Shares to which you are entitled upon completion of the Demerger will be sold by the Sale Agent.

It is expected that sales of Jackson Shares under the Share Sale Option will be made within 60 days of the UK Settlement Date. The proceeds from the sale of the Jackson Shares under the Share Sale Option will be pooled and the amount of money due to each Small Shareholder will be calculated on an averaged basis so that all such Small Shareholders will receive the same price per share, subject to rounding and subject to applicable withholding taxes. Any brokerage fees applicable to such sale will be paid by Prudential on behalf of such Small Shareholders.

It is expected that a cheque for the sale proceeds, in U.S. dollars or, after exchange at the prevailing market rate, GBP sterling for Shareholders resident in the UK, Isle of Man, Channel Islands or EEA on the UK Register, Hong Kong dollars for Hong Kong Registered Shareholders and Singapore dollars for Singapore Holders, net of applicable withholding taxes, will be mailed to you at your own risk by no later than 10 business days following completion of the relevant sale (or, if you have registered a bank mandate or overseas payment service (OPS) instruction for the payment of dividends with Equiniti Limited, or, if you are a holder in the Prudential Corporate Sponsored Nominee Service, with Equiniti Financial Services Limited, by BACS payment or through OPS in the currency you have selected through that service). Shareholders will not be charged any foreign currency exchange fees, which fees will be paid by Prudential on behalf of the Shareholders (except for payments made by OPS).

4.4	What will happen if no valid Form of Election is returned in time?

Small Shareholders can submit a Form of Election to elect to take the Share Sale Option. If a Small Shareholder does not return a valid Form of Election in time, they will receive the Jackson Shares to which they are entitled.

Eligible CSN Shareholders may also submit a Form of Election to opt out of the Jackson Nominee Service. If an Eligible CSN Shareholder does not return a valid Form of Election in time, Eligible CSN Shareholders will receive the Jackson Shares to which they are entitled to through the Jackson Nominee Service.

4.5	Why is the Share Sale Option compulsory for Singapore Holders?

There are practical difficulties arising in connection with the distribution and settlement of Jackson Shares to Singapore Holders through CDP because the Jackson Shares will only be listed in the United States and not on the SGX-ST. Accordingly, the Jackson Shares to which such Singapore Holders will be entitled upon completion of the Demerger will be sold on their behalf under the Share Sale Option and the gross cash proceeds paid to HKSCC Nominees for onward transmission to them via CDP.

Singapore Holders who wish to retain the option of receiving Jackson Shares may request to move their holding of interests in Prudential Shares from CDP to CCASS, such that their interests in Prudential Shares are credited into the relevant CCASS account by or before the Record Time for Hong Kong Registered Shareholders. Such Singapore Holder would then be considered as a holder of beneficial interests in Prudential Shares through the CCASS, and the settlement process in respect of the Jackson Shares for such Singapore Holder would be as described above under “Holders of beneficial interests in Prudential Shares through the CCASS” in section 2.1 of “Action to be taken by Shareholders”.

A Singapore Holder who holds their interest in the Prudential Shares through CDP and wishes to remove such interest in the Prudential Shares from CDP to the CCASS can do so as follows:

•	the Singapore Holder or their CCASS participant must have a CCASS account in the CCASS system;

•

the Singapore Holder (where the Singapore Holder holds a direct securities account with CDP) or their depository agent (where the Singapore Holder holds a securities sub-account with a depository agent) shall submit the following to CDP by 5.00 pm on 26 August 2021:

•	a duly executed Request for Cross Border Securities Transfer (Others) form; and

•	payment of the applicable cross border securities transfer fee of S$53.50,

further details relating to the cross border securities transfer procedure are set out in the Request for Cross Border Securities Transfer (Others) form available at the following URL https:/api2.sgx.comsitesdefaultfiles201903/Request% 20for%20Cross%20Border%20Securities %20 Transfer%20%28Others% 29%20-% 20Editable%20201903.pdf;

•	the Singapore Holder must simultaneously instruct its CCASS participant to expect receipt of such interest in Prudential Shares from CDP and to match the relevant movement; and

•	CDP will send a notification of the debit of Prudential Shares to the Singapore Holder once the Singapore Holder’s Prudential Shares have been transferred.

If the Singapore Holder wishes to move their interest in the Prudential Shares from CDP to the CCASS, they shall be responsible for ensuring that the Prudential Shares are credited into the relevant CCASS account in time for them to be recorded as holding a beneficial interest in Prudential Shares through CCASS by or before the Record Time for Hong Kong Registered Shareholders.

4.6	What services are offered by the Hong Kong Transfer Agent?

Prudential has appointed Computershare Hong Kong as the Hong Kong Transfer Agent until 29 October 2021 in order to assist Qualifying Hong Kong Shareholders and those who will hold a beneficial interest in Jackson Shares registered in the name of HKSCC Nominees with splitting and/or registering their Jackson Shares. The contact details of the Hong Kong Transfer Agent are as follows:

Name: Computershare Hong Kong Investor Services Limited

Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong

Telephone number: +852 2862 8699

If a holder of a legal interest in Jackson Shares wishes for their direct registration statement in respect of such Jackson Shares to be split, they should contact the Hong Kong Transfer Agent to help make the necessary arrangements with the Transfer Agent. Such holder should expect to be issued with split direct registration statements in respect of their Jackson Shares within 15 business days of the Transfer Agent receiving a valid instruction and all necessary documentation.

If holders of a beneficial interest in Jackson Shares wish for their direct registration statement to be registered in their own name, they should contact their licensed securities dealer (or other registered dealer in securities or custodian bank), which will help make the necessary arrangements with the Hong Kong Transfer Agent. Such holder should expect to be issued with a direct registration statement in their own name in respect their Jackson Shares within 15 business days of Computershare receiving a valid instruction and all necessary documentation.

If holders of a legal interest in Jackson Shares require assistance with engaging a duly licensed broker for opening a U.S. brokerage account and trading of Jackson Shares, they should contact EQ Shareowner Services as set out in the answer to the question at section 3.6 of this Part II.

No charges will be payable by a legal or beneficial holder of Jackson Shares for the above services. The helpline number will be available from 9.00 am to 6.00 pm Hong Kong time Monday to Friday (except on public holidays) and will remain open until 29 October 2021. A Hong Kong holder of Jackson Shares should call the helpline if they have questions or require other services in relation to their Jackson Shares.

5.	Further questions?

If you have any additional questions in relation to this Circular or the Demerger, please contact the appropriate helpline as noted below.

The UK helpline will be operated by Equiniti and will be available on 0333 207 6392 (from inside the UK) or +44 333 207 6392 (from outside the UK). The helpline will be available from 8.30 am to 5.30 pm UK time Monday to Friday (except public holidays in England and Wales) and will remain open until 22 October 2021. Calls to the helpline from outside of the UK will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes. Please note that Equiniti cannot provide advice on the merits of the Demerger nor give financial, tax, investment or legal advice.

The Hong Kong helpline will be operated by Computershare Hong Kong and will be available on +852 2862 8699. The helpline will be available from 9.00 am to 6.00 pm Hong Kong time Monday to Friday (except on public holidays) and will remain open until 29 October 2021.

Singapore Holders may also refer queries to CDP by email at asksgx@sgx.com or by telephone on +65 6535 7511.

Enquiries regarding shares held in depository agent sub-accounts should be directed to the relevant depository agent or broker.

Prudential ADR Holders may refer queries relating to their accounts to the U.S. Depositary at Shareowner Services, P.O. Box 64504, St. Paul, MN 55164-0504, U.S.A. The telephone number is 800 990 1135 (from inside the U.S.) or +1 651 453 2128 (from outside the U.S.) and the website is at https://www.shareowneronline.com/informational/contact-us/.

The helpline operators will not provide advice on the merits of the Demerger or give any legal, financial or taxation advice, for which you are recommended to consult your own legal, financial or taxation adviser. Alternatively, consult your stockbroker, bank manager, solicitor, accountant and/or other independent professional adviser.

For further information, please visit Prudential’s website at www.prudentialplc.com.

PART III

RISK FACTORS

This section addresses the existing and future material risks that relate to, or are impacted, by the Demerger. The risks below are not the only ones that the Post-Demerger Prudential Group and the Jackson Group will face. Some risks are not yet known and some that are not currently deemed material could later turn out to be material. All of these risks could materially affect the income, earnings, net assets, liquidity and capital resources, as well as the trading value of the shares, of the Post-Demerger Prudential Group and/or the Jackson Group. Shareholders should read this section in conjunction with the rest of this Circular.

1.	Risks to the Demerger

1.1	Completion of the Demerger is subject to conditions which may not be satisfied or waived

The Demerger is subject to a number of conditions, including the approval of the Resolution by Shareholders at the General Meeting and the approval of the Demerger Dividend by the Prudential Board, as set out in the Demerger Agreement, a summary of which is in section 9.1 of Part VII (Additional Information). There can be no assurance that any or all of these conditions will be satisfied or, where relevant, waived. If any condition is not satisfied or waived, the Demerger will not complete.

Failure to complete the Demerger would result in the potential benefits of the Demerger not being realised and may have an adverse effect on the reputation of the Prudential Group and on the external perception of its ability to implement large-scale projects successfully. This may be the case even where the failure to implement the Demerger is due to factors outside the control of the Prudential Group. A failure to complete the Demerger may also result in increased regulatory scrutiny on the Prudential Group, in particular where the reasons for the Demerger not proceeding are internal to the Prudential Group.

The aggregate consequences of a failure to complete the Demerger could have a material impact on the business, financial condition, results and/or prospects of the Prudential Group.

1.2	Completion of the Demerger is subject to further approval by the Prudential Board

Notwithstanding that, as at the date of this Circular, it supports the Demerger and unanimously recommends that Shareholders vote in favour of the Resolution, the Prudential Board is entitled to decide not to proceed with the Demerger at any time prior to completion of the Demerger. Therefore, the Demerger will not complete if circumstances change such that the Prudential Board no longer considers that the Demerger would be in the best interests of Shareholders as a whole. Such circumstances could include a material adverse change in general market conditions or the specific conditions in the markets in which the Prudential Group operates resulting from, or relating to, the impact of the Covid-19 pandemic and the length, duration or effectiveness of government responses against the current and emerging variants of the coronavirus, which may include a continued reliance on restrictions of movement and the deployment of vaccination programmes (which may occur over a prolonged period of time), the effectiveness and timing of which remains uncertain across markets; the impact of protectionist or restrictive economic and trade policies, regulations and executive powers; international responses to constitutional or legislative changes in Hong Kong, a key market for the Prudential Group which also hosts regional and head office functions, which may impact its economy and/or other geopolitical events.

As explained in section 1.1 of this Part III, a failure to complete the Demerger could have a material impact on the business, financial condition results and/or prospects of the Prudential Group.

2.	Risks relating to both the Post-Demerger Prudential Group and the Jackson Group as a result of the Demerger

2.1

The Post-Demerger Prudential Group and the Jackson Group may fail to realise any or all of the anticipated benefits of the Demerger, and each could fail to meet the challenges involved in operating as a standalone business

The realisation of the anticipated benefits of the Demerger is subject to a number of factors, including many which are outside the control of the Post-Demerger Prudential Group and the Jackson Group. There can be no guarantee that the anticipated benefits of the Demerger will be realised in full or in part, or as to the timing of when any such benefits may be realised.

The Post-Demerger Prudential Group and the Jackson Group will each face a number of challenges relating to the implementation of the Demerger and, for the Jackson Group, operating as a standalone business. There may be adverse financial, operational, regulatory, customer and reputational implications if either fails (either wholly or in part) to meet these challenges. Such adverse implications could impact on the ordinary course business of either the Post-Demerger Prudential Group or the Jackson Group and, consequently, its financial condition, results, profitability and/or prospects.

Management time will be required in respect of any future sale of Prudential’s remaining stake in Jackson. Management’s attention may be diverted from other aspects of Prudential’s business as a result. Additional costs and management resources may also be required to address any issues, whether or not arising from any failure to meet the challenges of separation and operating successfully as independent businesses, to ensure compliance with regulatory requirements, or from external factors. This may also affect the ability of the Post-Demerger Prudential Group and/or the Jackson Group to realise the anticipated benefits of the Demerger.

2.2

Mutual indemnities have been given under the Demerger Agreement by Prudential in favour of the Jackson Group and by Jackson in favour of the Post-Demerger Prudential Group. Should any substantial amounts be payable by Prudential or Jackson pursuant to such indemnities, this could have a material adverse effect on the financial condition and/or results of the indemnifying party

Prudential and Jackson have entered into the Demerger Agreement, which governs the post-Demerger obligations of the Post-Demerger Prudential Group and the Jackson Group and contain, among other provisions, mutual indemnities under which Prudential indemnifies the Jackson Group against liabilities arising in respect of the Post-Demerger Prudential Group (other than Jackson’s business) and Jackson indemnifies the Post Demerger Prudential Group against liabilities arising in respect of the business carried on by the Jackson Group . These indemnities are customary for agreements of this type.

Although it is not anticipated that either Prudential or Jackson will be required to pay any substantial amount pursuant to such indemnity obligations, if any amounts payable under the indemnities are substantial, this could have a material adverse effect on the financial condition and/or results of the relevant indemnifying party.

2.3	The market price of the Prudential Shares and the Jackson Shares may go down as well as up

Shareholders should be aware that the value of an investment in the Post-Demerger Prudential Group and the Jackson Group may go down as well as up and can be volatile. The price at which the Prudential Shares and the Jackson Shares may be quoted, and the price which investors may realise for such shares, will be influenced by a large number of factors, some of which may be specific either to the Post-Demerger Prudential Group or the Jackson Group and their respective operations, and some which may affect the industries and markets in which they operate, other comparable companies or publicly traded companies as a whole.

Such factors include the sentiments of investors regarding the Demerger, the actual or anticipated fluctuations in the financial performance of the Post-Demerger Prudential Group, the Jackson Group and their respective competitors, market fluctuations (including in respect of equity markets, interest rates and credit spreads); the impact of the Covid-19 pandemic and the length, duration or effectiveness of government responses against the current and future strains of the coronavirus, which may include a continued reliance on restrictions of movement and the deployment of vaccination programmes (which may occur over a prolonged period of time), the effectiveness and timing of which remains uncertain across markets; the subsequent reopening of economies and the resulting inflationary pressures (which if sustained may impact the valuation of fixed income assets); the impact of protectionist or restrictive economic and trade policies, regulations and executive powers; international responses to constitutional or legislative changes in Hong Kong, a key market for the Prudential Group which also hosts regional and head office functions, which may impact its economy, and/or other geopolitical events; and legislative or regulatory changes affecting the respective industries of the Post-Demerger Prudential Group and the Jackson Group or consumers more generally. Together with other factors, these could lead to the market price of Prudential Shares and/or Jackson Shares going up or down.

2.4	The Demerger may have an adverse effect on the credit ratings of the Post-Demerger Prudential Group and/or the Jackson Group

The Demerger, or events connected to the Demerger, may cause credit rating agencies to revisit their current views on the financial strength of the Post-Demerger Prudential Group and/or the Jackson Group. This may result in downgrades in the credit ratings of one or more members of the Post-Demerger Prudential Group and/or the Jackson Group where credit rating agencies consider that the risks described elsewhere in this Part III increase the risk profile of the Post-Demerger Prudential Group and/or the Jackson Group, and/or that the capital position of the Post-Demerger Prudential Group and/or the Jackson Group has weakened.

Any such downgrade of the Post-Demerger Prudential Group and/or the Jackson Group could have an adverse effect on their respective financial flexibility, requirements to post collateral under or in connection with transactions to which they are a party and ability to manage market risk exposures. In addition, the interest rates or other costs the Post-Demerger Prudential Group and/or the Jackson Group incur in respect of their respective financing activities may increase as a result. A credit rating downgrade may also affect public confidence in the Post-Demerger Prudential Group’s and/or the Jackson Group’s products and may adversely impact on their respective ability to market products, retain current policyholders or attract new policyholders.

2.5	Prudential and/or Jackson may incur liabilities in connection with the Demerger

Under the Exchange Act, Prudential and Jackson could be liable for any material misstatements or omissions of material facts contained within the Form 10, or for any fraudulent, intentional or reckless misleading disclosure in connection with the Jackson Shares. Claims may be brought against Prudential or Jackson by Jackson Shareholders and other third parties, and if those claims are not successfully defended, Prudential or Jackson may have to pay compensation.

3.	Risks relating to the Post-Demerger Prudential Group

3.1	The Post-Demerger Prudential Group will form a smaller group

Following the Demerger, the Post-Demerger Prudential Group will no longer own the companies and assets that comprise the Jackson Group and therefore will be smaller. As a result, should any part of the Post-Demerger Prudential Group’s business underperform, this would have a larger relative impact on its financial condition, results, profitability and/or prospects than it would have had before the Demerger. Joint venture businesses within the Post-Demerger Prudential Group will also contribute a larger relative proportion of the Post-Demerger Prudential Group’s profitability. The Post-Demerger Prudential Group may also have reduced scope to redeploy capital within its group to facilitate strategic initiatives and/or absorb the impact of unexpected events.

3.2	Following the Demerger, the Post-Demerger Prudential Group will be less diversified

The geographical diversification of the Post-Demerger Prudential Group after the Demerger will be narrower than that of the Prudential Group at the date of this Circular. This means that adverse financial market movements or economic conditions in the region and/or in one of the markets in which the Post-Demerger Prudential Group operates may have a larger relative impact on the capital position, financial condition, results, profitability and/or prospects of the Post-Demerger Prudential Group than they would have done prior to the Demerger.

The Prudential Group is exposed to geopolitical and political risks, and associated regulatory risks, in the markets in which it operates.

If geopolitical and political risks impacting specific regions materialise, the reduction in the geographic diversification resulting from the Demerger means that they may have a larger relative impact on the Post-Demerger Prudential Group’s business than they would have had prior to the Demerger. These risks to the Post-Demerger Prudential Group may also become more pronounced as a larger proportion of the Post-Demerger Prudential Group’s operations will be comprised of markets with higher inherent geopolitical and political risk exposure, which may be subject to increased regulatory uncertainty and financial crime risks.

The regulatory risks arising from geopolitical and political risk exposure may include the application of protectionist or restrictive economic and trade policies with respect to specific markets, regulations and executive powers which increase trade barriers with specific markets or restrict trade, financial transactions, transfer of capital and/or investment with specific territories, companies or individuals which could impact on the macroeconomic outlook and environment for global financial markets;

international trade disputes, such as the implementation of trade tariffs; the withdrawal from existing trading blocs or agreements; and measures favouring local enterprises, such as changes to the maximum level of non-domestic ownership by foreign companies or differing treatment of foreign-owned businesses under regulations and tax rules. These measures may result in the reduction in new business sales and renewals, contributions from business units to the central cash balances and profit of the Post-Demerger Prudential Group. They may also increase the risk of Prudential being subject to regulatory requirements and obligations, for instance with respect to financial crime including anti-money laundering and sanctions compliance.

Many governments are implementing Covid-19 vaccination programmes, and differences in accessibility to vaccine supplies that are effective against current and emerging variants of the coronovirus have the potential to contribute to an increase in geopolitical tensions. Geopolitical tensions may also lead to civil unrest and/or acts of civil disobedience.

Responses by the U.S., UK and other governments to constitutional or legislative changes in Hong Kong continue to develop and may adversely impact its economy. As the territory is a key market which also hosts regional and head office functions, this could have an adverse impact on sales, operational and product distribution of the Post-Demerger Prudential Group. For internationally active groups such as Prudential, operating across multiple jurisdictions these government responses and any measures and counter-measures may also add to the complexity of legal and regulatory compliance. Compliance with Prudential’s legal or regulatory obligations, including in respect of international sanctions, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Prudential Group. These risks may be increased where the scope of regulatory requirements and obligations are uncertain, and where specific cases applicable to the Prudential Group are complex.

Any failure to comply with regulatory requirements may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory sanctions for the Prudential Group.

3.3	Immediately upon completion of the Demerger, the Post-Demerger Prudential Group will continue to hold Jackson Shares but cease to have any control

Immediately upon completion of the Demerger, the Post-Demerger Prudential Group will retain a 19.9 per cent. voting interest (and a 19.7 per cent. economic interest) in the total common stock of Jackson. The Prudential Group intends to reduce this investment to less than 10 per cent. within 12 months of the completion of the Demerger. Unlike the position at the date of this Circular, the Post-Demerger Prudential Group will not have the ability to control Jackson’s strategic, financial and operational decisions. Jackson may conduct its business in a manner that differs from the manner in which the Post-Demerger Prudential Group might have conducted the business had it retained control, may fail to develop its business or may fail to meet the expectations of investors. Jackson may also be subject to adverse publicity, increased regulatory scrutiny, or investigations by regulators or law enforcement agencies. The Jackson Group’s strategy and operations rely on modelling and other assumptions related to its business including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, and determining hedging requirements, and errors or limitations in these, or their inappropriate usage, may adversely impact its reported financial position and/or result in regulatory breaches, inappropriate decision-making, financial loss, or reputational damage. These factors could have an adverse effect on the reputation of the Jackson Group which, in turn, could have an adverse effect on the reputation of the Post-Demerger Prudential Group. It could also have an adverse impact on the market price of Jackson Shares, which may have an adverse effect on the value of the Post-Demerger Prudential Group’s retained investment in Jackson and the proceeds from selling this investment or any portion of it.

The Post-Demerger Prudential Group’s retained investment in Jackson may fall in value as a result of any decrease in the market price of Jackson Shares. The price at which the Post-Demerger Prudential Group’s holding of Jackson Shares may be quoted will be influenced by a range of factors, such factors are described in more detail in section 2.3 of this Part III.

3.4	Following the Demerger, there will be no ongoing contributions by the Jackson Group to the central cash balances and profit of the Post-Demerger Prudential Group

The Jackson Group currently contributes to the central company cash balances and profit of the Prudential Group. Following the Demerger, the Post-Demerger Prudential Group will no longer receive these contributions, with the exception of dividends from the Post-Demerger Prudential Group’s holding of Jackson Shares (which are expected to be significantly less than such contributions prior to the Demerger), and this may have a material adverse effect on the financial condition of the Post- Demerger Prudential Group.

4.	Risks relating to the Jackson Group

4.1	There is no prior public market for the Jackson Shares

Prior to the Demerger, there will have been no public trading market for the Jackson Shares. Although Jackson has been approved to list the Jackson Shares on the NYSE, there can be no assurance that an active trading market for the Jackson Shares will develop or, if one develops, will be sustained. If an active trading market does not develop or is not sustained, the liquidity and trading price of the Jackson Shares could be adversely affected and this may impact Jackson Shareholders’ ability to sell their shares or realise the value of their shareholding. If an active trading market does develop, the price of publicly traded shares can be volatile, particularly for a period of time following commencement of dealings on a stock exchange.

4.2	Following the Demerger, Jackson will operate as an independent publicly listed company

Following the Demerger, Jackson will operate as an independent publicly listed company. The Jackson Group could suffer operational difficulties outside of its current position within the Prudential Group following the Demerger, which could have an adverse effect on the Jackson Group’s business and result in the Jackson Group failing to realise any or all of the anticipated benefits of the Demerger. Furthermore, while the Jackson Group previously managed its capital and liquidity as part of the Prudential Group, there remains a risk that operating as an independent group may reduce the Jackson Group’s flexibility to deal with unexpected events and require additional resources. In addition, there is a risk that the actual costs of the standalone arrangements could be higher than expected and/or that the Jackson Group will need to further invest in new services and functions. These risks, individually or together, could have a material adverse effect on the Jackson Group’s business, financial condition, results of operations and prospects.

In preparation for Jackson becoming (and, following the Demerger, once Jackson is) an independent publicly listed company, it will need to expend significant management effort and resources, which may distract management from effectively carrying on the Jackson Group’s ongoing operations. Jackson will be subject to the reporting, accounting and corporate governance requirements of the NYSE, the Exchange Act, the Sarbanes-Oxley Act of 2002 and Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that apply to issuers of listed equity, which will impose certain new compliance requirements, costs and obligations upon the Jackson Group. The changes necessitated by Jackson being an independent publicly listed company require a significant commitment of additional resources and management oversight which will increase the Jackson Group’s operating costs (including in relation to auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses).

There may be adverse financial, operational, regulatory, customer and reputational implications if Jackson fails (either wholly or in part) to meet these new compliance requirements. Such adverse implications could impact on the ordinary course business of the Jackson Group and, consequently, its financial condition, results, profitability and/or prospects.

4.3

As a result of the Demerger, the Jackson Group’s ability to attract and retain customers may be adversely affected, third parties may modify or terminate their relationships with the Jackson Group, the Jackson Group may be forced to reprice its products and assumptions made by the Jackson Group regarding its strategy, operations and future financial performance may change following completion of the Demerger

The Demerger could impact customers’ perceptions of the Jackson Group and, therefore, adversely affect the ability of the Jackson Group to attract and retain customers, which could result in reduced sales of its products. Additionally, the Demerger may prompt third parties to re-price, modify or terminate their contractual relationships with the Jackson Group, which may adversely affect the ability of the Jackson Group to retain a competitive network of agents, counterparties and distributors. In response to any of the foregoing, individually or together, the Jackson Group may be forced to lower the prices of its products, reduce returns or bonus rates or take other actions to manage and/or maintain its relationships with customers and third parties.

Should any of the consequences set out above occur, individually or together, the Jackson Group may suffer an adverse impact on its business, financial condition, results of operations and prospects.

The Jackson Group has made certain assumptions regarding its strategy, operations and future financial performance which are embedded within its pricing process and other models upon which the Jackson Group’s strategy, operations and financial reporting is based. Included within these assumptions are estimates regarding the level of returns to be achieved on the Jackson Group’s investment portfolio. These returns are subject to market and other factors and Jackson can give no assurance that they will ultimately be achieved. Assumptions that Jackson has made regarding its strategy, operations and future financial performance may also need to change following completion of the Demerger. Actual results (and assumptions made by Jackson) may differ, in each case perhaps significantly, from the Jackson Group’s current expectations and assumptions. To the extent that such differences occur, the Jackson Group’s strategy, operations, future financial performance and profitability may be materially and adversely different than that anticipated as at the date of this Circular and communicated in the Information Statement.

PART IV

HISTORICAL FINANCIAL INFORMATION ON THE JACKSON GROUP

1.	Basis of preparation

The financial information of the Jackson Group in this Part IV has been extracted without material adjustment from the consolidation schedules that support the audited consolidated financial statements of the Prudential Group for the three years ended 31 December 2020. The accounting policies applied are consistent with those applied in the Prudential Group’s published consolidated financial statements for each of the financial periods presented.

The profit before tax and shareholders’ equity of the Jackson Group presented in this Circular differ from the financial information presented in the Form 10 of the Jackson Group being filed with the SEC. This relates primarily to differences in the accounting basis applied with the financial information in the Form 10 being prepared under U.S. GAAP, as compared to IFRS, and differences in the presentation of the results of the Jackson Group in the Prudential consolidated accounts as compared to that presented in the Jackson Group’s Form 10. The financial information of the Jackson Group following completion of the Demerger will continue to be provided in U.S. GAAP rather than IFRS.

The financial information reflects the results and shareholders’ equity of the Jackson Group as if it had been a standalone business throughout the financial periods covered. The allocation of amounts to the Jackson Group, which primarily relate to restructuring and IFRS 17 implementation costs, provides a reasonable basis for the presentation of the historical financial information relating to the Jackson Group to enable shareholders to make a fully informed voting decision. The adoption of new accounting pronouncements during the periods presented did not result in a restatement of the comparative information. This included the adoption of IFRS 16, ‘Leases’, in 2019, whereby the modified retrospective approach was applied with no restatement required to the comparative information.

The financial information contained in this Part IV does not constitute statutory accounts within the meaning of section 434 of the Companies Act. The consolidated statutory accounts of the Prudential Group in respect of each of the years ended 31 December 2018, 31 December 2019 and 31 December 2020 have been delivered to the Registrar of Companies. The auditors’ reports in respect of those statutory accounts for the three years ended 31 December 2020 (i) were unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act. KPMG were the auditors of the Prudential Group in respect of the three years ended 31 December 2020.

Shareholders should read the whole of this Circular and not rely solely on the financial information contained in this Part IV.

A Notice of Internet Availability of the Information Statement which contains detailed financial information about the Jackson Group (prepared under U.S. GAAP) will be sent to you on or around the date of this Circular. A copy of the Information Statement may be accessed (subject to the restrictions provided therein) at www.prudentialplc.com/investors/shareholder-information/jackson-demerger-transaction-documents.

For the avoidance of doubt, the contents of that website and the Information Statement are not incorporated into and do not form part of this Circular.

2.	Consolidated income statement of the Jackson Group

	Year ended 31 December
	2020 $m	2019 $m	2018 $m
Gross premiums earned	19,026	21,209	23,573
Outward reinsurance premiums	(30,584)	(467)	(412)

Earned premiums, net of reinsurance	(11,558)	20,742	23,161
Investment return	31,229	34,594	(6,393)
Other income	92	95	134

Total revenue, net of reinsurance	19,763	55,431	16,902

Benefit and claims	(47,714)	(55,284)	(12,241)
Reinsurers’ share of benefit and claims	28,097	550	505

Benefits and claims, net of reinsurance	(19,617)	(54,734)	(11,736)
Acquisition costs and other expenditure	(867)	(1,409)	(2,802)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(21)	(20)	(20)
Loss attaching to corporate transactions	(18)	–	(51)

Total charges, net of reinsurance	(20,523)	(56,163)	(14,609)

(Loss) Profit before tax attributable to shareholders’ returns	(760)	(732)	2,293
Tax credit (charge) attributable to shareholders’ returns	477	347	(334)

(Loss) Profit for the year	(283)	(385)	1,959

Attributable to:
Equity holders of the Company	(340)	(385)	1,959
Non-controlling interests(i)	57	–	–

	(283)	(385)	1,959

3.	Consolidated statement of financial position of the Jackson Group

As of:	31 Dec 2020 $m
Assets
Deferred acquisition costs and other intangible assets	13,881
Property, plant and equipment	309
Reinsurers’ share of insurance contract liabilities	35,232
Deferred tax assets	4,542
Current tax recoverable	433
Accrued investment income	378
Other debtors	270
Investment properties	7
Loans	12,340
Equity securities and holdings in collective investment schemes	219,340
Debt securities	36,033
Derivative assets	2,220
Other investments	1,867
Deposits	7
Cash and cash equivalents	1,621

Total assets	328,480
Equity
Shareholders’ equity	8,511
Non-controlling interests(i)	1,063

Total equity	9,574
Liabilities
Insurance contract liabilities	293,325
Investment contract liabilities without discretionary participation features	3,188
Core structural borrowings of shareholder-financed businesses	250
Operational borrowings	1,498
Obligations under funding, securities lending and sale and repurchase agreements	9,497
Net asset value attributable to unit holders of consolidated investment funds	494
Deferred tax liabilities	3,523
Current tax liabilities	10
Accruals, deferred income and other liabilities	7,064
Provisions	14
Derivative liabilities	43

Total liabilities	318,906

Total equity and liabilities	328,480

Note

(i)

The non-controlling interests in 2020 shown in the financial information of the Jackson Group relate to the Athene Investment completed on 17 July 2020. Under the transaction, Athene invested $500 million in Jackson for Class A common stock and Class B common stock, representing a 9.9 per cent. voting interest corresponding to an 11.1 per cent. economic interest. Shareholders’ equity equates to Prudential plc’s 88.9 per cent. economic interest in the Jackson Group.

PART V

UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE PRUDENTIAL GROUP

Shareholders should read the whole of this Circular and not rely solely on the pro forma financial information contained in this Part V.

1.	Unaudited pro forma Prudential Group IFRS basis financial information as at 31 December 2020

The unaudited pro forma IFRS basis financial information has been prepared in accordance with the international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and on the basis of the notes set out below, to illustrate the effect of the Demerger on the IFRS financial position of the Prudential Group as if the Demerger had taken place on 31 December 2020. The unaudited pro forma IFRS basis financial information has been prepared for illustrative purposes only and in accordance with UK Listing Rule 13.3.3.R. Due to its nature, the unaudited pro forma IFRS basis financial information addresses a hypothetical situation and, therefore, does not represent the actual IFRS results and financial position of the Post-Demerger Prudential Group following the implementation of the Demerger. It may not, therefore, give a true picture of the IFRS results and financial position of the Post-Demerger Prudential Group, nor is it indicative of the results and financial position that may, or may not, be expected to be achieved in the future.

		Adjustments
31 December 2020 $m	Prudential Group (i)	Demerger with a retained 19.7% economic interest (ii)	Consolidation adjustments (ii)	Transaction costs (iii)	Pro forma Prudential Group (iv)
Assets
Goodwill	961	–	–	–	961
Deferred acquisition costs and other intangible assets	20,345	(13,881)	–	–	6,464
Property, plant and equipment	893	(309)	–	–	584
Reinsurers’ share of insurance contract liabilities	46,595	(35,232)	–	–	11,363
Deferred tax assets	4,858	(4,542)	–	–	316
Current tax recoverable	444	(433)	–	–	11
Accrued investment income	1,427	(378)	–	–	1,049
Other debtors	3,171	(270)	15	–	2,916
Investment properties	23	(7)	–	–	16
Investment in joint ventures and associates accounted for using the equity method	1,962	–	–	–	1,962
Loans	14,588	(12,340)	–		2,248
Equity securities and holdings in collective investment schemes	278,635	(218,750)	–	–	59,885
Debt securities	125,829	(36,033)	–	–	89,796
Derivative assets	2,599	(2,220)	–	–	379
Other investments	1,867	(1,867)	–	–	–
Deposits	3,882	(7)	–	–	3,875
Cash and cash equivalents	8,018	(1,621)	–	(27)	6,370

Total assets	516,097	(327,890)	15	(27)	188,195
Equity
Shareholders’ equity	20,878	(7,921)	(132)	(27)	12,798
Non-controlling interests	1,241	(1,063)	–	–	178
Total equity	22,119	(8,984)	(132)	(27)	12,976

		Adjustments
31 December 2020 $m	Prudential Group (i)	Demerger with a retained 19.7% economic interest (ii)	Consolidation adjustments (ii)	Transaction costs (iii)	Pro forma Prudential Group (iv)
Liabilities
Insurance contract liabilities	436,787	(293,325)	–	–	143,462
Investment contract liabilities with discretionary participation features	479	–	–	–	479
Investment contract liabilities without discretionary participation features	3,980	(3,188)	–	–	792
Unallocated surplus of with-profits funds	5,217	–	–	–	5,217
Core structural borrowings of shareholder-financed businesses	6,633	(250)	–	–	6,383
Operational borrowings attributable to shareholder-financed operations	2,250	(1,498)	–	–	752
Borrowings attributable to with-profits operations	194	–	–	–	194
Obligations under funding, securities lending and sale and repurchase agreements	9,768	(9,497)	–	–	271
Net asset value attributable to unit holders of consolidated investment funds	5,975	(494)	–	–	5,481
Deferred tax liabilities	6,075	(3,523)	–	–	2,552
Current tax liabilities	280	(10)	–	–	270
Accruals, deferred income and other liabilities	15,508	(7,064)	147	–	8,591
Provisions	350	(14)	–	–	336
Derivative liabilities	482	(43)	–	–	439

Total liabilities	493,978	(318,906)	147	–	175,219

Total equity and liabilities	516,097	(327,890)	15	(27)	188,195

Notes

(i)

Information on the total assets and liabilities of the Prudential Group as at 31 December 2020 has been extracted without material adjustment from the “IFRS Financial Statements” set out in the Prudential Group’s 2020 Annual Report.

(ii)

This adjustment reflects the fact that the results of the Jackson Group will no longer be consolidated by the Prudential Group post the Demerger. Consolidation adjustments relating to the Jackson Group including intra-group transactions between the Jackson Group and the rest of the Prudential Group are reversed and are presented separately in the table above. Following the completion of the Demerger, the Prudential Group will hold common stock in Jackson that gives it a non-controlling economic interest of 19.7 per cent. (19.9 per cent. voting interest). This retained interest will be recognised as an equity financial investment carried at fair value in the Prudential Group’s statement of financial position. At the date of this Circular, the fair value of the Prudential Group’s remaining investment in Jackson is estimated to be between $490 million and $690 million. The mid-point of this range, being $590 million, has been added to the value of equity investments in the table above. This mid-point may prove not to be the fair value that is determined following initial trading of the Jackson Shares, and hence the actual fair value may differ from that stated above. Further analysis of the effect of the “Demerger with a retained 19.7% economic interest” adjustment is provided in the table below:

$m	Deconsolidation of 100% of the Jackson Group	Remaining investment recognised as equity investment carried at fair value	Demerger with a retained 19.7% economic interest as shown in the table above
Total assets	(328,480)	590	(327,890)
Total equity	(9,574)	590	(8,984)
Total equity and liabilities	(328,480)	590	(327,890)

(iii)

Transaction costs of approximately $27 million represent the directly attributable costs of the transaction and which had not been incurred at 31 December 2020. The full costs are set out in the “Demerger Costs” section of Part I (Letter from the Chair of Prudential).

(iv)	No account has been taken of any trading and other changes in financial position of the Prudential Group after 31 December 2020 except as described above.
(v)

The IFRS basis results have been prepared in accordance with the international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, on a basis consistent with the accounting policies normally adopted by the Prudential Group and applied in preparing the 31 December 2020 Prudential Group IFRS financial statements.

Accountants’ report on pro forma Prudential Group IFRS basis Statement of Financial Position

The following is the text of a report received from Prudential’s reporting accountants, KPMG, for the purpose of incorporation in this Circular.

KPMG LLP

Financial Services

15 Canada Square

London

E14 5GL

The Directors

Prudential plc

1 Angel Court

London

EC2R 7AG

6 August 2021

Ladies and Gentlemen,

Prudential plc (‘the Company’ and, together with its subsidiary undertakings, ‘the Prudential Group’)

We report on the pro forma statement of financial position (the ‘Pro forma IFRS financial information’) set out in Part V.1 of the Class 1 circular dated 6 August 2021. This report is required by paragraph 13.3.3R of the Listing Rules of the Financial Conduct Authority and is given for the purpose of complying with that paragraph and for no other purpose.

Opinion

In our opinion:

•	the Pro forma IFRS financial information has been properly compiled on the basis stated; and

•	such basis is consistent with the accounting policies of Prudential plc.

Responsibilities

It is the responsibility of the directors of Prudential plc to prepare the Pro forma IFRS financial information in accordance with paragraph 13.3.3R of the Listing Rules of the Financial Conduct Authority.

It is our responsibility to form an opinion, as required by Section 3 of Annex 20 of Commission Delegated Regulation (EU) 2019/980, as to the proper compilation of the Pro forma IFRS financial information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders as a result of the inclusion of this report in the Class 1 circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the Class 1 circular.

Basis of Preparation

The Pro forma IFRS financial information has been prepared on the basis described in Part V.1, for illustrative purposes only, to provide information about how the demerger of Jackson Financial Inc. and its subsidiary undertakings might have affected the financial information presented on the basis of the accounting policies adopted by Prudential plc in preparing the financial statements for the period ended 31 December 2020.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Financial Reporting Council in the United Kingdom (the ‘FRC’). We are independent, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements of the FRC’s Ethical Standard as applied to Investment Circular Reporting Engagements.

The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma IFRS financial information with the directors of Prudential plc.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma IFRS financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of Prudential plc.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Yours faithfully

KPMG LLP

2.	Unaudited pro forma Prudential Group shareholder LCSM position as at 31 December 2020

At 31 December 2020, Prudential applied the local capital summation method (“LCSM”) that had been agreed with the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). Prudential is now subject to the Group-wide Supervision (GWS) Framework, which became effective for Prudential upon its designation by the Hong Kong IA on 14 May 2021, and remains subject to transitional arrangements. The GWS methodology is largely consistent with that applied under LCSM with the exception of the treatment of debt instruments. All debt instruments (senior and subordinated) issued by Prudential meet the transitional conditions set by the Hong Kong IA and are included as eligible Group capital resources under the GWS Framework. The amounts below have not been adjusted to include $1.7 billion senior debt as capital resources and should not be interpreted as representing the position or requirements as it would apply under the GWS Framework and are not intended to provide a forecast of the eventual position.

Under LCSM, the summation of local statutory capital requirements across the Prudential Group was used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The capital resources for the Prudential Group were determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders’ equity (with adjustments) for non-regulated entities.

At 31 December 2020, the Prudential Group’s aggregated surplus of capital resources over the Prudential Group minimum capital requirement using the LCSM methodology outlined above was $26.4 billion, before allowing for the payment of the 2020 second interim ordinary dividend, equivalent to a coverage ratio of 329 per cent. This represented the Prudential Group’s formal regulatory requirement as at that date and includes both policyholder and shareholder amounts. The Prudential Group holds material participating business in Hong Kong, Singapore and Malaysia and the capital resources and minimum capital requirement attributed to this business is excluded for the purposes of determining a shareholder LCSM capital position. The pro-forma below is based on the shareholder view of the LCSM capital position only.

The unaudited pro forma shareholder LCSM capital position has been prepared on the basis of the accounting policy for the LCSM capital position and on the basis of the notes set out below to illustrate the effect of the Demerger on the shareholder LCSM capital position of the Post-Demerger Prudential Group as if the Demerger had taken place on 31 December 2020. The unaudited pro forma shareholder LCSM capital position has been prepared for illustrative purposes only and in accordance with UK Listing Rule 13.3.3R. Due to its nature, the unaudited pro forma shareholder LCSM capital position addresses a hypothetical situation and, therefore, does not represent the actual shareholder LCSM capital position of the Post-Demerger Prudential Group following the implementation of the Demerger. It may not, therefore, give a true picture of the shareholder LCSM capital position of the Post-Demerger Prudential Group, nor is it indicative of the capital position that may, or may not, be expected to be achieved in the future.

	Prudential Group	Adjustments
Shareholder LCSM capital position 31 December 2020 $bn	Shareholder (i)	Demerger with a retained 19.7% economic interest (ii)	Transaction costs (iii)	Pro forma Prudential Group (iv)
Capital Resources	15.8	(4.3)	(0.0)	11.5
Minimum Required Capital	4.8	(1.4)	–	3.4
Surplus	11.0	(2.9)	(0.0)	8.1
Surplus Ratio (%)	328%			333%

Notes

(i)

Information on the shareholder LCSM capital position as at 31 December 2020 of the Prudential Group has been extracted without material adjustment from the “Additional Unaudited Financial Information” set out in the Prudential Group’s 2020 Annual Report.

(ii)

This adjustment reflects the fact that the capital resources and capital requirements of the Jackson Group will no longer be included in the Prudential Group’s LCSM post the Demerger. Following the completion of the Demerger, the Prudential Group will hold common stock in Jackson that gives it a non-controlling economic interest of 19.7 per cent. (19.9 per cent. voting interest). This retained interest will be included in capital resources at its fair value, less a haircut. Prudential expects the haircut to be set at 40 per cent., although this is subject to final agreement with the Hong Kong IA. At the date of this Circular the fair value of the Prudential Group’s remaining investment in Jackson is estimated to be between $490 million and $690 million. 60 per cent. of the mid-point of this range is $354 million and this has been added to capital resources in the table above. This mid-point may prove not to be the fair value that is determined following initial trading of the Jackson Shares, and hence the actual fair value may differ from that stated above. Further analysis of the effect of the “Demerger with a retained 19.7% economic interest” adjustment is provided in the table below:

$bn	Excluding 100% of the Jackson Group	Remaining investment recognised at 60% of its estimated fair value (subject to final agreement with the Hong Kong IA)	Demerger with a retained 19.7% economic interest as shown in the table above
Capital Resources	(4.6)	0.3	(4.3)
Minimum Required Capital	(1.4)	–	(1.4)
Surplus	(3.2)	0.3	(2.9)

(iii)

Transaction costs of approximately $27 million represent the directly attributable costs of the transaction and which had not been incurred at 31 December 2020. The full costs are set out in the “Demerger Costs” section of Part I (Letter from the Chair of Prudential).

(iv)	No account has been taken of any trading and other changes in financial position of the Prudential Group after 31 December 2020 except as described above.
(v)

The Prudential Group’s LCSM shareholder capital position has been determined as the sum of capital resources and minimum required capital with no allowance for diversification between business operations, in a manner consistent with the basis of the LCSM methodology applied and also summarised in note I(i) Group capital position within the Additional Unaudited Financial Information section of the Prudential Group’s 2020 Annual Report.

Accountants’ report on pro forma Prudential Group shareholder LCSM capital position

The following is the text of a report received from Prudential’s reporting accountants, KPMG, for the purpose of incorporation in this Circular.

KPMG LLP

Financial Services

15 Canada Square

London

E14 5GL

The Directors

Prudential plc

1 Angel Court

London EC2R 7AG

6 August 2021

Ladies and Gentlemen,

Prudential plc (‘the Company’ and, together with its subsidiary undertakings, ‘the Prudential Group’)

We report on the pro forma local capital summation method (‘LCSM’) capital position (the ‘Pro forma LCSM capital position’) set out in Part V.2 of the Class 1 circular dated 6 August 2021. This report is required by paragraph 13.3.3R of the Listing Rules of the Financial Conduct Authority and is given for the purpose of complying with that paragraph and for no other purpose.

Opinion

In our opinion:

•	the Pro forma LCSM capital position has been properly compiled on the basis stated; and

•	such basis is consistent with the accounting policies of Prudential plc.

Responsibilities

It is the responsibility of the directors of Prudential plc to prepare the Pro forma LCSM capital position in accordance with paragraph 13.3.3R of the Listing Rules of the Financial Conduct Authority.

It is our responsibility to form an opinion, as required by Section 3 of Annex 20 of Commission Delegated Regulation (EU) 2019/980, as to the proper compilation of the Pro forma LCSM capital position and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma LCSM capital position, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders as a result of the inclusion of this report in the Class 1 circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the Class 1 circular.

Basis of Preparation

The Pro forma LCSM capital position has been prepared on the basis described in Part V.2, for illustrative purposes only, to provide information about how the demerger of Jackson Financial Inc. and its subsidiary undertakings might have affected the financial information presented on the basis of the accounting policies adopted by Prudential plc in preparing the financial statements for the period ended 31 December 2020.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Financial Reporting Council in the United Kingdom (the ‘FRC’). We are independent, and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements of the FRC’s Ethical Standard as applied to Investment Circular Reporting Engagements.

The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma LCSM capital position with the directors of Prudential plc.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma LCSM capital position has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of Prudential plc.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Yours faithfully

KPMG LLP

PART VI

TAXATION

Any discussion of taxation and related matters contained within this Circular does not purport to be a comprehensive description of all the tax considerations that may be relevant to the receipt of Jackson Shares and, in particular, does not address the tax considerations in any jurisdiction not specifically covered below. Shareholders in jurisdictions outside of the UK, Hong Kong, Singapore or the United States should consult with their own legal and tax advisers with respect to the tax consequences in their particular circumstances under the relevant legislation and regulations.

1.	UK tax consequences

The following paragraphs are intended only as a general guide to current UK law and HMRC’s current published practice, which are both subject to change at any time, possibly with retroactive effect. Furthermore, the following paragraphs are not exhaustive and relate only to certain limited aspects of the UK tax consequences of holding or disposing of Prudential Shares and Jackson Shares.

Except where expressed otherwise, the paragraphs below are intended to apply only to Shareholders: (i) who are for UK tax purposes resident and, if individuals, domiciled in the UK; (ii) to whom split-year treatment does not apply; (iii) who are the absolute beneficial owners of their Prudential Shares and any dividends paid in respect of them; and (iv) who hold their Prudential Shares as investments (otherwise than through an individual savings account (ISA) or a pension arrangement) and not as securities to be realised in the course of a trade.

The paragraphs below may not apply to certain Shareholders, such as dealers in securities, broker dealers, insurance companies and collective investment schemes, pension schemes, persons who are otherwise exempt from UK taxation and persons who have (or are deemed to have) acquired their Prudential Shares by virtue of an office or employment or persons who are treated as holding their Prudential Shares as carried interest, except where expressed otherwise. Such Shareholders may be subject to special rules.

The material set out in the paragraphs below does not constitute tax advice. Any person who is in any doubt as to their tax position or who is subject to tax in a jurisdiction other than the UK should consult an appropriate professional adviser.

1.1	Demerger

For Shareholders who are resident in the UK for UK tax purposes (a “UK Tax Shareholder”), the distribution of Jackson Shares as a part of the Demerger will be treated as a dividend, irrespective of whether they utilise the Share Sale Option. The value of the dividend will be equal to the market value on the date of the transfer of Jackson Shares to Shareholders of the Jackson Shares to which they are entitled (including any fractional entitlement). Further information will be included in a document entitled “Guidance as to market value of Jackson shares for United Kingdom tax reporting purposes” which will be uploaded to Prudential plc’s website on or before 20 September 2021.

Impact on individual Shareholders within the charge to UK income tax (an “Individual UK Tax Shareholder”)

The distribution of Jackson Shares as a part of the Demerger will not carry a tax credit. All dividends received by an Individual UK Tax Shareholder will, except to the extent that they are earned through an ISA, self-invested pension plan or other regime which exempts the dividends from tax, form part of the Individual UK Tax Shareholder’s total income for income tax purposes and will represent the highest part of that income.

A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by an Individual UK Tax Shareholder in a tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise apply to that dividend income. Any taxable dividend income received by an Individual UK Tax Shareholder in a tax year in excess of the Nil Rate Amount will be taxed at a special rate, as set out below.

Where an Individual UK Tax Shareholder’s taxable dividend income for a tax year exceeds the Nil Rate Amount, the excess amount (the “Relevant Dividend Income”) will be subject to income tax:

•	at the rate of 7.5 per cent., to the extent that the Relevant Dividend Income falls below the threshold for the higher rate of income tax;

•

at the rate of 32.5 per cent., to the extent that the Relevant Dividend Income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and

•	at the rate of 38.1 per cent., to the extent that the Relevant Dividend Income falls above the threshold for the additional rate of income tax.

In determining whether and, if so, to what extent the Relevant Dividend Income falls above or below the threshold for the higher rate of income tax or, as the case may be, the additional rate of income tax, the Individual UK Tax Shareholder’s total taxable dividend income for the tax year in question (including the part within the Nil Rate Amount) will, as noted above, be treated as the highest part of the Individual UK Tax Shareholder’s total income for income tax purposes.

Impact on corporate UK Tax Shareholders within the charge to UK corporation tax

UK Tax Shareholders within the charge to UK corporation tax which are ‘small companies’ for the purposes of UK taxation of dividends will not generally be subject to UK tax on the Demerger Dividend.

Other UK Tax Shareholders within the charge to UK corporation tax will not be subject to tax on the Demerger Dividend so long as the Demerger Dividend falls within an exempt class and certain conditions are met and the UK Tax Shareholder has not elected for dividends not to be exempt. For example, dividends paid on shares that (i) do not carry any present or future preferential right to dividends or to assets on a winding-up and (ii) are not redeemable, and dividends paid to a person holding less than 10 per cent. of the issued share capital of the payer (or any class of that share capital), are generally dividends that fall within an exempt class.

1.2	Share Sale Option

For UK Tax Shareholders who are Small Shareholders and elect to use the Share Sale Option, there will be two separate transactions for UK tax purposes. Firstly, the distribution of Jackson Shares as a part of the Demerger will be treated as a dividend irrespective of the fact that the Jackson Shares will be sold on their behalf. The value of the dividend will not be the sale proceeds received from the Share Sale Option but will instead be equal to the market value on the date of the transfer of Jackson Shares to Shareholders of the Jackson Shares to which they are entitled (including any fractional entitlement).

Secondly, UK Tax Shareholders who are Small Shareholders and elect to use the Share Sale Option will be treated as immediately disposing of the Jackson Shares that they are entitled to receive as part of the Demerger. For these purposes, the base cost in the Jackson Shares for such UK Tax Shareholders will be equal to the market value of the Jackson Shares at the time of the transfer of Jackson Shares to Shareholders. Accordingly, such UK Tax Shareholders may make a chargeable gain or chargeable loss equal to the difference between the sales proceeds realised pursuant to the Share Sale Option and the base cost in the Jackson shares sold.

For Individual UK Tax Shareholders who make a chargeable gain, capital gains tax is charged at a rate of 10 per cent. or 20 per cent. depending on the Individual UK Tax Shareholder’s total taxable gains and income in a given year. However each individual has an annual exemption (£12,300 for the tax year 2021-22) such that capital gains tax is only chargeable on gains arising from all sources during the tax year in excess of that figure.

For corporate UK Tax Shareholders who make a chargeable gain, corporation tax is charged on chargeable gains at the rate of corporation tax applicable to that corporate.

UK Tax Shareholders who are Small Shareholders and elect to use the Share Sale Option are advised to consult their independent tax adviser to confirm the specific UK taxation implications of participating in the Share Sale Option, in light of their particular circumstances.

1.3	UK tax implications of holding Jackson Shares after the Demerger: taxation of dividends

Dividends payable on the Jackson Shares should be subject to UK income tax or UK corporation tax on income under the rules applicable to dividends. The current UK tax treatment of dividends is as outlined in the sections of paragraph 1.1 above headed ‘‘Impact on individual Shareholders within the charge to UK income tax (an “Individual UK Tax Shareholder”)” and “Impact on corporate UK Tax Shareholders within the charge to UK corporation tax”.

As described in paragraph 4.2 (“Distributions on Jackson Shares”) below, distributions received on Jackson Shares will generally be subject to U.S. withholding tax to the extent treated as dividends for U.S. tax purposes. The normal rate of U.S. withholding tax is 30 per cent. of the gross amount of the dividend. However, this rate may be reduced under an applicable double tax treaty. The rate of withholding tax on dividends for UK residents who are entitled to claim (and make a valid claim) under the United States-United Kingdom Double Tax Treaty is generally 15 per cent.

UK Tax Shareholders wishing to claim a reduced rate of withholding under the United States-United Kingdom Double Tax Treaty should provide a properly completed and executed IRS Form (generally, IRS Form W-8BEN or W-8BEN-E (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting)) to the payer or withholding agent prior to payment of the dividend.

If a UK Tax Shareholder receives a dividend on Jackson Shares and the dividend is paid subject to U.S. tax, credit for such U.S. withholding tax may be available for set-off against a liability to UK corporation tax or UK income tax on the dividend. The amount of such credit will normally be equal to the lesser of the amount withheld and the liability to UK tax on the dividend. Such credit will not normally be available for set-off against a Shareholder’s liability to UK tax other than on the dividend and, to the extent that such credit is not set off against UK tax on the dividend, the credit will be lost.

For the rates of tax applicable to a dividend on Jackson Shares received by Individual UK Tax Shareholders, see the section of paragraph 1.1 above headed ‘‘Impact on individual Shareholders within the charge to UK income tax (an “Individual UK Tax Shareholder”). In relation to a dividend received from Jackson, the amount of the dividend within the charge to UK income tax will be equal to the dividend received and the U.S. withholding tax on such dividend.

Individual UK Tax Shareholders who hold their Jackson Shares through an individual savings account (ISA) or a pension arrangement should note that dividends received will also generally be subject to U.S. withholding tax and should refer to the above paragraphs for information on how a claim may be made to reduce the rate of U.S. withholding tax which applies and should contact their ISA or pension provider (if relevant) accordingly.

1.4	UK tax implications of selling Jackson Shares after the Demerger

All UK Tax Shareholders who receive Jackson Shares will have a base cost in the Jackson Shares equal to the market value of the Jackson Shares at the time of the transfer of Jackson Shares to Shareholders. Further information will be included in a document entitled “Guidance as to market value of Jackson shares for United Kingdom tax reporting purposes” which will be uploaded to Prudential plc’s website on or before 20 September 2021.

A disposal of Jackson Shares by a UK Tax Shareholder may, depending on the circumstances and subject to any available exemption or relief, give rise to a chargeable gain (or allowable loss).

For Individual UK Tax Shareholders who make a chargeable gain, capital gains tax is charged at a rate of 10 per cent. or 20 per cent. depending on the Individual UK Tax Shareholder’s total taxable gains and income in a given year. However each individual has an annual exemption (£12,300 for the tax year 2021-22) such that capital gains tax is only chargeable on gains arising from all sources during the tax year in excess of that figure.

For corporate UK Tax Shareholders who make a chargeable gain, corporation tax is charged on chargeable gains at the rate of corporation tax applicable to that corporate.

1.5	UK stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax should be payable by the UK Tax Shareholders in respect of the distribution of Jackson Shares to them as a result of the Demerger Dividend.

No UK stamp duty will be payable in respect of the paperless transfer of Jackson Shares. No UK stamp duty will be payable on a transfer of Jackson Shares held in certificated form if such transfer is executed and retained outside the UK and provided that such transfer does not relate to any property situated in the UK or to any other matter or thing done or to be done in the UK.

No United Kingdom stamp duty reserve tax will arise in respect of any transfer of, or agreement to transfer, Jackson Shares.

2.	Hong Kong tax considerations

The following paragraphs are intended only as a general guide to current Hong Kong law and the Inland Revenue Department’s current published practice, which are both subject to change at any time, possibly with retroactive effect. Furthermore, the following paragraphs are not exhaustive and relate only to certain limited aspects of the Hong Kong tax consequences of the Demerger.

The material set out in the paragraphs below does not constitute tax advice. Any person who is in any doubt as to their tax position or who is subject to tax in a jurisdiction other than Hong Kong should consult an appropriate professional adviser.

2.1	Profits tax

For the purpose of Hong Kong profits tax, capital gains are not subject to tax and dividends are generally not taxable. Therefore, irrespective of whether the receipt of Jackson Shares as a part of the Demerger is treated as a capital gain or a dividend, it would generally not be taxable in the hands of recipients.

Even though capital gains are not subject to profits tax in Hong Kong, capital gains are not defined in the Hong Kong profits tax legislation but are determined based on various facts and circumstances (e.g. intention, length of ownership, etc.). Generally speaking, assets with intention to be held for long-term investment purposes and not for taking short term profits would generally be considered capital in nature for Hong Kong profits tax purposes but the tax status of Shareholders can also be a determining factor.

Whilst we would not expect Shareholders to incur a Hong Kong profits tax liability as a result of the distribution of the Jackson Shares pursuant to the Demerger, Shareholders should seek advice from their tax advisers to ascertain their tax position.

2.2	Stamp duty

Hong Kong stamp duty is payable on the transfer of Hong Kong stock. “Hong Kong stock” is defined as “stock” the transfer of which is required to be registered in Hong Kong. The Jackson Shares will neither be listed nor registered in Hong Kong at the time the Jackson Shares are distributed pursuant to the Demerger. As such, no Shareholder should incur any liability to Hong Kong stamp duty as a result of the distribution to such Shareholder of the Jackson Shares pursuant to the Demerger.

3.	Singapore tax considerations

The following paragraphs are intended only as a general guide to current Singapore law and the Inland Revenue Authority of Singapore’s current published practice, which are both subject to change at any time, possibly with retroactive effect. These laws and published practice are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. Furthermore, the following paragraphs are not exhaustive and relate only to certain limited aspects of the Singapore tax issues that may be relevant to Singapore Holders in relation to the Demerger and the holding and disposal of Jackson Shares.

The paragraphs below are intended to apply only to Singapore Holders: (i) who are resident in Singapore for Singapore tax purposes; (ii) who are the absolute beneficial owners of their Prudential Shares and Jackson Shares, and any dividends paid in respect of their Prudential Shares and Jackson Shares; and (iii) who hold their Prudential Shares for long-term investment purposes.

The paragraphs below may not apply to all categories of Singapore Holders, some of which may be subject to special rules.

The material set out in the paragraphs below does not constitute legal or tax advice. Any person who is in any doubt as to their tax position or who is subject to tax in a jurisdiction other than Singapore should consult an appropriate professional adviser. It is emphasised that neither Prudential, Jackson nor any other persons involved in this document accepts responsibility for any tax effects or liabilities resulting from the Demerger, Demerger Dividends, and the holding or disposal of Jackson Shares.

3.1	Income tax

(a)	Jackson Shares that are not transferred to Singapore Holders

Where Jackson Shares are not transferred to a Singapore Holder, Jackson Shares to which a Singapore Holder will be entitled upon completion of the Demerger will be sold (on their behalf) and the cash proceeds, in Singapore dollars for Singapore Holders, net of any applicable withholding taxes, (ultimately) paid to the Singapore Holder (such Jackson Shares shall, for the purposes of this section 3, be referred to as “Jackson Shares for Sale”).

Foreign-sourced dividends

To the extent that the Demerger Dividend (including in the form of Jackson Shares for Sale) is regarded as a foreign-sourced dividend paid by Prudential to the Singapore Holders, foreign-sourced dividends received or deemed received in Singapore by any Singapore tax resident individual shall be exempt from Singapore income tax if the Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the individual, but excluding such income received by them through a partnership in Singapore.

Foreign-sourced dividends received or deemed received in Singapore by any Singapore tax resident individual through a partnership in Singapore or by any Singapore tax resident non-individual shall be exempt from Singapore income tax if certain conditions are met, including the following:

(i)	the foreign-sourced dividend is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which the foreign-sourced dividend is received;

(ii)

at the time the foreign-sourced dividend is received in Singapore by the person tax resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the foreign-sourced dividend is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15 per cent.; and

(iii)	the Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the person tax resident in Singapore.

Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore with respect to such conditions.

Gains on disposal of Jackson Shares

When Jackson Shares (including Jackson Shares for Sale) are sold (whether pursuant to the Share Sale Option or otherwise), any gains on such disposal should not be taxable if these gains are treated as capital gains. However, there are no specific laws or regulations which deal with the characterisation of capital gains, and hence, gains arising from the disposal of Jackson Shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the Comptroller of Income Tax would regard as the carrying on of a trade or business in Singapore.

Singapore Holders who apply, or are required to apply, Financial Reporting Standard (“FRS”) 109 or Singapore Financial Reporting Standard (International) 9 (Financial Instruments) (“SFRS(I) 9”) for Singapore income tax purposes may be required to recognise gains or losses on Jackson Shares, irrespective of disposal, in accordance with FRS 109 or SFRS(I) 9, even though no sale or disposal is made. Please see the section below on “Adoption of FRS 109 or SFRS(I) 9 for Singapore Income Tax Purposes”.

Adoption of FRS 109 or SFRS(I) 9 for Singapore Income Tax Purposes

FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after 1 January 2018. Section 34AA of the Income Tax Act (Cap. 134) (“SITA”), requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 – Financial Instruments (Second Edition)”.

Singapore Holders who may be subject to the tax treatment under Section 34AA of the SITA should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding or disposal of Jackson Shares.

(b)	Jackson Shares that are transferred to Singapore Holders

Where a Singapore Holder receives a Demerger Dividend in the form of Jackson Shares or dividends on Jackson Shares, then to the extent that such Jackson Shares and dividends on Jackson Shares are regarded as foreign-sourced dividends for such Singapore Holder, please refer to the section above on “Foreign-sourced dividends” for further information as to how such foreign-sourced dividends are treated.

In relation to any future disposal of such Jackson Shares, please refer to the section above on “Gains on disposal of Jackson Shares” for further information.

3.2	Stamp duty

Stamp duty should generally not be payable by a Singapore Holder on any instrument of conveyance, transfer or assignment of Jackson Shares to Singapore Holders pursuant to the Demerger or any disposal of Jackson Shares, as Jackson is incorporated in Delaware, United States, and further assuming that (i) Jackson does not maintain any share register or register of members in Singapore and (ii) Jackson Shares do not constitute equity interests in any entity with (direct or indirect) interest in “prescribed immovable property” in Singapore as prescribed under Paragraph 5 of the Stamp Duties (Section 23) Order 2017.

3.3	Goods and services tax (“GST”)

To the extent that the Demerger Dividend and any disposal of Jackson Shares is regarded as an issue, allotment or transfer of ownership of an equity security, such issue, allotment or transfer of ownership of an equity security (i.e. any interest in or right to a share in the capital of a body corporate or any option to acquire any such interest or right but excluding a contract of insurance and an estate or interest in land, other than an estate or interest as mortgagee or chargeholder) is generally regarded as an exempt supply not subject to GST under the Goods and Services Tax Act (Cap. 117A).

Singapore Holders should consult their own tax advisers if they are in any doubt as to the treatment that would be applicable.

4.	U.S. tax considerations

4.1	U.S. Holders

The below is a summary of certain U.S. federal income tax considerations relating to the Demerger for U.S. Holders (as defined below) that hold Prudential Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder, administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, U.S. Holders that hold Prudential Shares as part of a straddle, hedge, conversion or other integrated transaction, U.S. Holders that have a “functional currency” other than the U.S. dollar, and U.S. Holders that own (or are deemed to own) 10 per cent. or more (by vote or value) of the Prudential Shares). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this summary, the term “U.S. Holder” means a beneficial owner of Prudential Shares (including a Prudential ADR Holder) that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds Prudential Shares, the U.S. federal income tax considerations relating to such holding will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners relating to the Demerger.

Each U.S. Holder should consult its own tax adviser regarding the U.S. federal, state, local and non-U.S. tax considerations relating to the Demerger in light of such person’s particular circumstances.

U.S. Tax Treatment of Demerger

For U.S. federal income tax purposes, the Demerger is expected to be treated as a taxable distribution of Jackson Shares to the holders of the Prudential Shares, with respect to their Prudential Shares. This discussion assumes that the tax treatment set out in the preceding sentence will apply to the Demerger and holders of the Prudential Shares.

U.S. Tax Treatment of Demerger to U.S. Holders

A U.S. Holder that receives Jackson Shares in the Demerger generally will be treated as receiving a taxable distribution in respect of its Prudential Shares equal to the fair market value of such Jackson Shares (including any fractional shares). A U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of Prudential’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent such amount exceeds such current and accumulated earnings and profits, it generally will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in its Prudential Shares and then as gain. Prudential has not maintained and does not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount in income as a dividend. A U.S. Holder will have a tax basis in the Jackson Shares equal to their fair market value as of the date of the Demerger Dividend, and their holding period in the Jackson Shares will begin the day after the Demerger. Each U.S. Holder that receives cash in lieu of fractional shares or sells Jackson Shares pursuant to the Share Sale Option will recognize gain or loss on such shares computed based on the difference between the amount received and such U.S. Holder’s basis in such shares.

The summary above of the U.S. tax consequences of the Demerger for U.S. Holders assumes that Prudential is not and has not been a passive foreign investment company (“PFIC”) within the meaning of the Code. If Prudential is or has been a PFIC in any year in which a U.S. Holder held Prudential Shares, adverse consequences could result for such U.S. Holder upon the receipt of Jackson Shares. Based on the nature of its business activities and its expectations regarding such activities in the future, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2020 taxable year. In December 2020 the U.S. Department of the Treasury issued proposed and final regulations amending the PFIC rules under sections 1291, 1297 and 1298 of the Code. Prudential is monitoring the development of these regulations.

Under certain circumstances, information reporting and/or backup withholding may apply to U.S. Holders with respect to the Demerger (or any sale pursuant to the Share Sale Option or amounts received in lieu of fractional shares, as described in section 1.7 of Part II (Questions and Answers on the Demerger), unless an applicable exemption is satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

4.2	U.S. Taxation of Non-U.S. Holders of Jackson Shares

The following is a summary of certain U.S. federal income tax considerations relating to the ownership and disposition of Jackson Shares by Non-U.S. Holders (as defined below) that receive Jackson Shares in the Demerger and hold such Jackson Shares as a capital asset. This discussion is based on the Code, U.S. Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Non-U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, foreign governments, international organisations, tax-exempt entities, certain former citizens or residents of the United States, or Non-U.S. Holders that hold Jackson Shares as part of a straddle, hedge, conversion or other integrated transaction). Except where expressed otherwise, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift or alternative minimum tax considerations.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of Jackson Shares that, for U.S. federal income tax purposes, is:

•	an individual who is neither a citizen nor a resident of the United States;

•	a corporation that is not created or organised in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate that is not subject to U.S. federal income tax on income from non-U.S. sources that is not effectively connected with the conduct of a trade or business in the United States; or

•

a trust unless (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes receives Jackson Shares in the Demerger, the U.S. federal income tax considerations relating to the Jackson Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners relating to the ownership and disposition of Jackson Shares.

Non-U.S. Holders should consult their own tax advisers regarding the U.S. federal, state and local and non-U.S. income, estate and other tax considerations relating to the ownership and disposition of Jackson Shares in light of their particular circumstances.

Distributions on Jackson Shares

If Jackson makes a distribution of cash or other property (other than certain pro rata distributions of Jackson’s common stock or rights to acquire Jackson’s common stock) with respect to Jackson Shares, the distribution generally will be treated as a dividend to the extent it is paid from Jackson’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of such distribution exceeds the Jackson’s current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in such Jackson Shares, and then as capital gain (which will be treated in the manner described below under “Sale, Exchange or Other Disposition of Jackson Shares”). Distributions treated as dividends on Jackson Shares that are paid to or for the account of a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30 per cent., or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder provides the documentation (generally, Internal Revenue Service (“IRS”), Form W-8BEN or W-8BEN-E) required to claim benefits under such tax treaty to the applicable withholding agent. Even if Jackson’s current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. Each Non-U.S. Holder should consult its own tax adviser regarding U.S. federal withholding tax on distributions, including such Non-U.S. Holder’s eligibility for a lower rate and the availability of a refund of any excess U.S. federal tax withheld.

If a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder, such dividend generally will not be subject to the 30 per cent. U.S. federal withholding tax if such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a branch profits tax at a rate of 30 per cent. (or a lower rate if provided by an applicable tax treaty) on its effectively connected income for the taxable year, subject to certain adjustments.

The summary above is subject to the information below under “FATCA Withholding” and “Information Reporting and Backup Withholding.”

Sale, Exchange or Other Disposition of Jackson Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of Jackson Shares unless:

(i)

such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty) and, if it is treated as a corporation for U.S. federal income tax purposes, may also be subject to a branch profits tax at a rate of 30 per cent. (or a lower rate if provided by an applicable tax treaty), subject to certain adjustments;

(ii)

such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other disposition and certain other conditions are met, in which event such gain (net of certain U.S. source losses) generally will be subject to U.S. federal income tax at a rate of 30 per cent. (except as provided by an applicable tax treaty); or

(iii)

Jackson is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (x) the five-year period ending on the date of such sale, exchange or other disposition and (y) such Non-U.S. Holder’s holding period with respect to such common stock, and certain other conditions are met.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50 per cent. of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Jackson believes that it presently is not, and Jackson does not presently anticipate that it will become, a United States real property holding corporation. However, because this determination is made from time to time and is dependent upon a number of factors, some of which are beyond Jackson’s control, including the value of its assets, there can be no assurance that it will not become a United States real property holding corporation. If Jackson were a United States real property holding corporation during the period described in clause (iii) above, any gain recognized by a Non-U.S. Holder generally would be treated as income effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, with the consequences described in clause (i) above (except that the branch profits tax would not apply), unless such Non-U.S. Holder owned (directly and constructively) five per cent. or less of Jackson’s common stock during such period and Jackson’s common stock is treated as “regularly traded on an established securities market” at any time during the calendar year of such sale, exchange or other disposition.

The summary above is subject to the information below under “FATCA Withholding” and “Information Reporting and Backup Withholding.”

FATCA Withholding

Under the Foreign Account Tax Compliance Act provisions of the Code and related U.S. Treasury guidance (“FATCA”), a withholding tax of 30 per cent. will be imposed in certain circumstances on payments of dividends on Jackson Shares. In the case of payments made to a “foreign financial institution” (such as a bank, a broker, an investment fund or, in certain cases, a holding company), as a beneficial owner or as an intermediary, this tax generally will be imposed, subject to certain exceptions, unless such institution (i) has agreed to (and does) comply with the requirements of an agreement with the United States, or an “FFI Agreement,” or (ii) is required by (and does comply with) applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction, or an “IGA,” in either case to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution and, in either case, such institution provides the withholding agent with a certification as to its FATCA status. In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification as to its FATCA status and, in certain cases, identifies any “substantial” U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity). If Jackson Shares are held through a foreign financial institution that has agreed to comply with the requirements of an FFI Agreement or is subject to similar requirements under applicable foreign law enacted in connection with an IGA, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments made to (i) a person (including an individual) that fails to provide any required information or documentation or (ii) a foreign financial institution that has not agreed to comply with the requirements of an FFI Agreement and is not subject to similar requirements under applicable foreign law enacted in connection with an IGA. Each Non-U.S. Holder should consult its own tax adviser regarding the application of FATCA to the ownership and disposition of Jackson Shares.

Information Reporting and Backup Withholding

Distributions on Jackson Shares made to a Non-U.S. Holder and the amount of any U.S. federal tax withheld from such distributions generally must be reported annually to the IRS and to such Non-U.S. Holder by the applicable withholding agent.

The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on Jackson’s common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of Jackson Shares by a Non-U.S. Holder effected outside the United States through a non-U.S. office of a non-U.S. broker generally will not be subject to the information reporting and backup withholding rules that apply to payments to certain U.S. persons, provided that the proceeds are paid to the Non-U.S. Holder outside the United States. However, proceeds from the sale, exchange or other disposition of Jackson Shares by a Non-U.S. Holder effected through a non-U.S. office of a non-U.S. broker with certain specified U.S. connections or a U.S. broker generally will be subject to these information reporting rules (but generally not to these backup withholding rules), even if the proceeds are paid to such Non-U.S. Holder outside the United States, unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of Jackson Shares by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to these information reporting and backup withholding rules unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption. The foregoing is also expected to apply to sales of Jackson Shares pursuant to the Share Sale Option and amounts received in lieu of fractional shares, as described in section 1.7 of Part II (Questions and Answers on the Demerger).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

U.S. Federal Estate Tax

Jackson Shares owned or treated as owned by an individual Non-U.S. Holder at the time of such Non-U.S. Holder’s death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

PART VII

ADDITIONAL INFORMATION

1.	Responsibility statements

1.1	UK responsibility statement

Prudential and the Directors, whose names appear in section 3 of this Part VII on this page 72, accept responsibility for the information contained in this Circular. To the best of the knowledge and belief of Prudential and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2	Hong Kong responsibility statement

This Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to Prudential. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this Circular is accurate and complete in all material respects and is not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Circular misleading.

2.	Incorporation and registered office of Prudential

Prudential was incorporated as a private company limited by shares on 1 November 1978 and re-registered as a public company limited by shares in England and Wales with registered number 1397169 on 20 January 1982 under the Companies Acts 1948 to 1980. On 1 October 1999 Prudential changed its name to Prudential public limited company. It operates under the Companies Act 2006. The registered office and the head office of Prudential is at 1 Angel Court, London EC2R 7AG with telephone number +44 (0)20 7220 7588. Its principal place of business in Hong Kong is at 13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

Tom Clarkson is the company secretary of Prudential and is admitted as a solicitor in England and Wales.

The website of Prudential is http://www.prudentialplc.com. Information on the website does not form part of this Circular unless such information is specifically incorporated by reference.

Prudential is not affiliated in any manner with PFI or its subsidiary, The Prudential Insurance Company of America, whose principal place of business is in the U.S., nor with The Prudential Assurance Company Limited, a subsidiary of M&G.

3.	Directors

As at the Latest Practicable Date, the Prudential Board consists of 15 directors comprising the Chair, 11 non-executive Directors and three executive Directors. Their names and positions are listed below. The business address for each Director is 1 Angel Court, London EC2R 7AG, United Kingdom.

Director	Position
Shriti Vadera	Chair

Executive Directors

Michael Wells	Group Chief Executive
Mark FitzPatrick	Group Chief Financial Officer and Chief Operating Officer
James Turner	Group Chief Risk and Compliance Officer

Non-executive Directors

Jeremy Anderson CBE	Non-executive Director
Chua Sock Koong	Non-executive Director
David Law	Non-executive Director
Ming Lu	Non-executive Director
Anthony Nightingale	Non-executive Director
The Hon. Philip Remnant CBE	Senior Independent Director
Alice Schroeder	Non-executive Director
Thomas Watjen	Non-executive Director
Fields Wicker-Miurin OBE	Non-executive Director
Jeanette Wong	Non-executive Director
Yok Tak Amy Yip	Non-executive Director

4.	Interests in Prudential Shares

As at the Latest Practicable Date, the beneficial interests of the Directors and their families and persons connected with them, within the meaning of Part 22 of the Companies Act, in Prudential Shares are as set out in the following table.

Executive Directors	Interests in Prudential Shares	Interests in Prudential Shares under option	Option exercise price (£)	Option exercise periods
Michael Wells(1)	1,257,912	1,867	9.64	1 December 2023 – 31 May 2024
Mark FitzPatrick	224,113	2,061	14.55	1 December 2022 – 31 May 2023
James Turner	201,141	n/a	n/a	n/a
Chair and non-executive Directors
Shriti Vadera	67,500	n/a	n/a	n/a
Jeremy Anderson CBE	9,157	n/a	n/a	n/a
Chua Sock Koong	0	n/a	n/a	n/a
David Law	11,054	n/a	n/a	n/a
Ming Lu	7,000	n/a	n/a	n/a
Anthony Nightingale	50,000	n/a	n/a	n/a
The Hon. Philip Remnant CBE	7,916	n/a	n/a	n/a
Alice Schroeder(2)	20,000	n/a	n/a	n/a
Thomas Watjen(2)	10,340	n/a	n/a	n/a
Fields Wicker-Miurin OBE	6,500	n/a	n/a	n/a
Jeanette Wong	0	n/a	n/a	n/a
Yok Tak Amy Yip	2,500	n/a	n/a	n/a

(1)	Interests include Prudential Shares and Prudential ADRs, each of which represents two Prudential Shares. The figures in the table are represented in terms of Prudential Shares.
(2)	Interests are in Prudential ADRs. The figures in the table are represented in terms of Prudential Shares.

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which were, since 31 December 2020 (being the date to which the latest published audited consolidated financial statements of the Prudential Group were made up) acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Prudential Group.

5.	Directors’ service contracts and letters of appointment

Information about the service contracts and letters of appointment of the Directors is given below.

Executive Directors	Service contracts
	Date of contract	Notice period
Michael Wells	21 May 2015	12 months
Mark FitzPatrick	17 May 2017	12 months
James Turner	1 March 2018	12 months

Chair and non-executive Directors	Letters of appointment
	Appointment by the Prudential Board	Notice period
Shriti Vadera	1 May 2020 (Chair from 1 January 2021)	6 months
Jeremy Anderson CBE	1 January 2020	6 months
Chua Sock Koong	12 May 2021	6 months
David Law	15 September 2015	6 months
Ming Lu	12 May 2021	6 months
Anthony Nightingale	1 June 2013	6 months
The Hon. Philip Remnant CBE	1 January 2013	6 months
Alice Schroeder	10 June 2013	6 months
Thomas Watjen	11 July 2017	6 months
Fields Wicker-Miurin OBE	3 September 2018	6 months
Jeanette Wong	12 May 2021	6 months
Yok Tak Amy Yip	2 September 2019	6 months

The service contracts of the executive Directors are with Prudential and Prudential Services Limited (“PSL”), a company in the Prudential Group. Each contract can be terminated by the Director or by PSL by giving not less than 12 months’ prior notice to the other. PSL may also terminate the service contract of the Director by making a payment of his or her base salary in lieu of any unexpired period of notice, either as a lump sum or in equal monthly instalments on the usual salary payment dates of the notice period. During the period of payment of these monthly instalments, the Director is expected to mitigate his or her position by seeking alternative employment. If the Director secures alternative employment which commences while the monthly instalments are being paid and his or her new gross monthly pay is the same or more than the monthly instalments, PSL ceases to be liable in respect of the remainder of the instalments. If he or she secures alternative employment but his or her new gross monthly pay is less than the monthly instalments, the monthly instalments will continue but may be reduced to take account of his or her new gross monthly pay.

None of the non-executive Directors nor the Chair has a letter of appointment with Prudential, or with any of its subsidiaries, which provides for benefits upon termination.

6.	Key Individuals of Jackson

The following individuals are deemed by Prudential to be key to the operations of Jackson.

Name	Position
Steven Kandarian	Chair of the Board
Laura Prieskorn	Director, Chief Executive Officer and President
Marcia Wadsten	Executive Vice President and Chief Financial Officer
Julia Goatley	Executive Vice President, General Counsel and Secretary
Aimee DeCamillo	Executive Vice President and Chief Commercial Officer
Bradley Harris	Executive Vice President and Chief Risk Officer
Chad Myers	Vice Chairman, Jackson Holdings LLC
Devkumar Ganguly	Executive Vice President and Chief Operating Officer
Craig Smith	President and Chief Executive Officer, PPM America, Inc.
Don Cummings	Senior Vice President, Controller and Chief Accounting Officer
Mark Nerud	President and CEO of Jackson National Asset Management LLC
Lily Fu Claffee	Director
Gregory Durant	Director
Derek Kirkland	Director
Drew Lawton	Director
Martin Lippert	Director
Russell Noles	Director
Esta Stecher	Director

7.	Major Shareholders

The following table sets out the name of each person who is directly, or indirectly, interested in voting rights representing three per cent. or more of the total voting rights in respect of Prudential Shares as at the Latest Practicable Date, insofar as it is known to Prudential by virtue of notifications made to it pursuant to the Disclosure Guidance and Transparency Rules.

Name of Shareholder	% of total voting rights
BlackRock, Inc.	5.08
Third Point LLC	5.04	[16]

Prudential held no treasury shares as at the Latest Practicable Date.

8.	Related party transactions

Related party transactions of the Prudential Group during the three year period to 31 December 2020 are as disclosed in accordance with IFRS in:

•	note D4 to the audited consolidated financial statements for the year ended 31 December 2018 of Prudential’s 2018 Annual Report;

•	note D5 to the audited consolidated financial statements for the year ended 31 December 2019 of Prudential’s 2019 Annual Report; and

•	note D4 to the audited consolidated financial statements for the year ended 31 December 2020 of Prudential’s 2020 Annual Report.

[16]	According to the Form TR-1 Prudential received from Third Point on 10 June 2020, its interest in Prudential is held by way of CFD and Call Option (OTC).

Save for the following, the nature of the related party transactions of the Prudential Group has not changed during the period between 31 December 2020 and the Latest Practicable Date from those described in note D4 to the consolidated financial statements of Prudential for the year ended 31 December 2020. On 5 April 2021, pursuant to a separation agreement, Jackson National Life agreed to pay c.$23.5 million to Michael Falcon, the former chief executive officer of Jackson, as a series of cash lump sum payments for termination of employment, and agreed that Mr. Falcon will in addition retain 98,311 Prudential ADRs that had been previously awarded to him, and Prudential agreed to reimburse Jackson National Life for such amounts. On completion of the Demerger, the Prudential ADRs will be translated into Jackson Shares with an equivalent value, as described in the Demerger Agreement. They will be released on the original timeline, i.e. in 2022 and 2023, and will remain subject to the original malus and clawback provisions. Other than these transactions, there have been no other related party transactions requiring disclosure under IFRS during the period between 31 December 2020 and the Latest Practicable Date.

9.	Material contracts of the Prudential Group

The following are the only contracts, not being contracts entered into in the ordinary course of business, that have been entered into by members of the Prudential Group in the two years immediately preceding the date of this Circular and which are, or may be, material or which have been entered into at any time by members of the Prudential Group and which contain any provision under which any member of the Prudential Group has an obligation or entitlement which is, or may be, material to the Prudential Group as at the date of this Circular:

9.1	Demerger Agreement

The Demerger Agreement was entered into on or about the date of this Circular between Prudential and Jackson to effect the Demerger and to govern the post-Demerger obligations of the Post-Demerger Prudential Group and the Jackson Group in respect of, among other things, data sharing and their respective indemnity obligations. Certain aspects of the Demerger Agreement are conditional upon the following:

•	the approval of the Resolution by Shareholders at the General Meeting;

•	the approval of the Demerger Dividend by the Prudential Board;

•

completion of the pre-completion reorganisation (whereby all of the shares in Jackson held by PUSH are distributed to PCAL, and then such shares are distributed from PCAL to Prudential to ensure that, immediately prior to completion of the Demerger, Jackson is a direct majority-owned subsidiary of Prudential);

•	the Prudential Sponsor’s Agreement not having terminated in accordance with its terms;

•	acceptance of Jackson’s common stock for listing on the NYSE, subject to official notice of issuance (and such acceptance not having been withdrawn); and

•	the no objection letter issued by the HKSE in relation to the Demerger pursuant to Practice Note 15 of the Hong Kong Listing Rules not having been withdrawn.

The Demerger Agreement contains mutual cross indemnities under which Jackson indemnifies the Post-Demerger Prudential Group against losses, costs, damages and expenses of any kind suffered or arising directly or indirectly from or in consequence of the business carried on by the Jackson Group prior to the Demerger and Prudential indemnifies the Jackson Group against losses, costs, damages and expenses of any kind suffered or arising directly or indirectly from or in consequence of the business carried on by the Prudential Group other than the Jackson Group prior to the Demerger. Claims made under these mutual cross indemnities by the indemnified party are, subject to the right of the indemnifying party to defend any such claim, required to be paid by the indemnifying party. These mutual cross indemnities are unlimited in terms of amount and subject to customary time limits. It is not currently anticipated that the Post-Demerger Prudential Group will be required to pay, or that the Post-Demerger Prudential Group will receive, any significant amounts pursuant to such indemnity arrangements.

The Demerger Agreement sets out how guarantees, indemnities or other assurances given by the Post-Demerger Prudential Group for the benefit of companies in the Jackson Group (or vice versa) will be dealt with following the Demerger. Under the Demerger Agreement, the beneficiary of such a guarantee must generally seek to obtain the guarantor’s release from the guarantor’s obligations thereunder and, pending release, indemnify the guarantor against all liabilities and costs arising under or by reason of the guarantee and ensure that the guarantor’s exposure under the guarantee is not increased. Both the Post-Demerger Prudential Group and the Jackson Group will be permitted access to each other’s records for a customary period following the Demerger and both groups have agreed to keep certain information relating to the other group confidential, subject to certain customary exemptions.

The Demerger Agreement also sets out the costs of the Demerger expected to be incurred by each of the Prudential Group and the Jackson Group. Please see above under “Demerger Costs” in section 6 of Part I (Letter from the Chair of Prudential) for more information on the costs of the Demerger.

9.2	Registration Rights Agreement

Prudential and Athene entered into the Registration Rights Agreement with Jackson on or around the date of this Circular. The Registration Rights Agreement provides Prudential and certain permitted transferees with certain registration rights relating to Jackson Shares beneficially owned by Prudential whereby, at any time following completion of the Demerger, Prudential and its permitted transferees may require Jackson to register under the Securities Act all or any portion of such shares, a so-called “demand registration,” subject to certain limitations. Jackson will not be obliged to effect more than one demand registration in any 90-day period. Prudential and its permitted transferees will also have “piggyback” registration rights, such that Prudential and the permitted transferees may include their respective shares in any future registrations of Jackson’s equity securities, whether or not that registration relates to a primary offering by Jackson or a secondary offering by or on behalf of any of Jackson’s stockholders.

The Registration Rights Agreement provides Athene certain registration rights relating to shares of Jackson’s common stock held by Athene whereby, at any time following the expiration of the lock-up period, Athene and its permitted transferees may require Jackson to register under the Securities Act, all or any portion of these shares, a so-called “demand registration,” subject to certain limitations. Athene’s lock-up period will end on the earlier of (x) the first anniversary of the completion date of the Demerger and (y) the 90th day following the completion date of the first SEC-registered secondary offering by Prudential. Jackson will not be obliged to effect more than one demand registration in any 90-day period. Athene also has “piggyback” registration rights, such that Athene and its permitted transferees may include their respective shares in any future registrations of Jackson’s equity securities whenever Jackson proposes to register any of its equity securities for its own account.

The Registration Rights Agreement sets forth customary registration procedures, including an agreement by Jackson to make its management reasonably available to participate in road show presentations in connection with any underwritten offerings. Jackson has also agreed to indemnify Prudential or Athene (as applicable) and their permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to Jackson for use in a registration statement by Prudential or Athene (as applicable) or any permitted transferee.

9.3	Athene Stockholder Agreement

PUSH is a party to the Athene Stockholder Agreement, dated 17 July 2020, as summarised at section 10.5 below.

9.4	M&G Demerger Agreement

The M&G Demerger Agreement was entered into on 25 September 2019 between Prudential and M&G to effect the M&G Demerger and to govern the post-demerger obligations of the Prudential Group and the M&G Group in respect of, among other things, data sharing and their respective indemnity obligations.

The M&G Demerger Agreement contains mutual cross indemnities under which M&G indemnifies the Prudential Group against losses, costs, damages and expenses of any kind suffered or arising directly or indirectly from or in consequence of the business carried on by the M&G Group prior to the M&G Demerger and Prudential indemnifies the M&G Group against losses, costs, damages and expenses of any kind suffered or arising directly or indirectly from or in consequence of the business carried on by the Prudential Group other than the M&G Group prior to the M&G Demerger. Claims made under these mutual cross indemnities by the indemnified party are, subject to the right of the indemnifying party to defend any such claim, required to be paid by the indemnifying party. These mutual cross indemnities are unlimited in terms of amount and duration. It is not currently anticipated that the Prudential Group will be required to pay, or that the Prudential Group will receive, any significant amounts pursuant to such indemnity arrangements.

The M&G Demerger Agreement sets out how guarantees, indemnities or other assurances given by the Prudential Group for the benefit of companies in the M&G Group (or vice versa) will be dealt with following the M&G Demerger. Under the M&G Demerger Agreement, the beneficiary of such a guarantee must generally seek to obtain the guarantor’s release from the guarantor’s obligations thereunder and, pending release, indemnify the guarantor against all liabilities and costs arising under or by reason of the guarantee and ensure that the guarantor’s exposure under the guarantee is not increased. Both the Prudential Group and the M&G Group will be permitted access to each other’s records for a period of 10 years following the M&G Demerger and both groups have agreed to keep certain information relating to the other group confidential, subject to certain customary exemptions.

10.	Material contracts of the Jackson Group

The following are the only contracts, not being contracts entered into in the ordinary course of business, that have been entered into by members of the Jackson Group in the two years immediately preceding the date of this Circular and which are, or may be, material or which have been entered into at any time by members of the Jackson Group and which contain any provision under which any member of the Jackson Group has an obligation or entitlement which is, or may be, material to the Jackson Group as at the date of this Circular:

10.1	Demerger Agreement

Jackson is a party to the Demerger Agreement, as summarised at section 9.1 above.

10.2	Registration Rights Agreement

Jackson is a party to the Registration Rights Agreement, as summarised at section 9.2 above.

10.3	Coinsurance Agreement

Jackson entered into a funds withheld Coinsurance Agreement with Athene on 18 June 2020, effective from 1 June 2020, whereby Jackson reinsured a 100 per cent. quota share of a block of its in-force fixed and fixed index annuity product liabilities in exchange for a $1.2 billion ceding commission. Jackson allocated investments with a book value of approximately $25.6 billion in support of reserves associated with the transaction to segregated funds withheld accounts, which investments are subject to an investment management agreement between Jackson and Apollo Insurance Solutions Group LP. To further support its obligations under the Coinsurance Agreement, Athene has procured $1.2 billion in letters of credit for Jackson’s benefit and has established a trust account for Jackson’s benefit funded with assets with a book value of approximately $58.8 million as at 31 March 2021.

10.4	Investment Agreement

Jackson entered into an Investment Agreement with Athene on 18 June 2020, pursuant to which Athene agreed to invest $500 million in Jackson for Class A common stock and Class B common stock, representing a 9.9 per cent. voting interest in the common equity of Jackson (and an 11.1 per cent. economic interest ). The investment closed on 17 July 2020.

10.5	Athene Stockholder Agreement

Jackson entered into a stockholder agreement with Athene and PUSH on 17 July 2020. The Athene Stockholder Agreement governs the relationship between Jackson and Athene, including matters related to corporate governance, terms and conditions regarding the ownership of common stock of Jackson, including restrictions on the transfer of common stock owned by Athene, and certain consent and information rights. Pursuant to the Athene Stockholder Agreement, so long as Athene owns at least 8 per cent. of the outstanding common stock of Jackson, it will have the right to designate one individual to attend in person or electronically or join telephonically all meetings of the board of directors, the audit committee and risk committee in a non-voting, observer capacity. Athene’s board observer right, provisions regarding transfer of common stock (including transfer restrictions and any right of first refusal, tag-along right or drag-along right) and all consent and information rights under the Athene Stockholder Agreement will terminate automatically upon the consummation of the Demerger.

10.6	Letter Agreement

Prudential, Jackson and Athene have entered into a Letter Agreement in connection with the Demerger pursuant to which Athene: (i) has the right to participate in private sales by Prudential of Jackson Shares; (ii) has agreed to consent to the amendment and restatement of Jackson’s certificate of incorporation and its entry into the Demerger Agreement and the Registration Rights Agreement in connection with the Demerger; (iii) will have consent rights over certain matters pursuant to the

Demerger Agreement; and (iv) will, in Prudential’s good faith discretion, have the right to participate in demand registrations requested by Prudential pursuant to the Registration Rights Agreement.

11.	Legal or arbitration proceedings for the Prudential Group

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Prudential is aware), during a period covering at least the 12 months preceding the date of this Circular which may have, or have had in the recent past, significant effects on Prudential’s and/or the Prudential Group’s financial position or profitability.

12.	Legal or arbitration proceedings for the Jackson Group

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Prudential is aware), during a period covering at least the 12 months preceding the date of this Circular which may have, or have had in the recent past, significant effects on Jackson’s and/or the Jackson Group’s financial position or profitability.

13.	Significant change

13.1	For the Prudential Group

There has been no significant change in the financial performance or financial position of the Post-Demerger Prudential Group since 31 December 2020, being the date to which the latest financial information was published for the Post-Demerger Prudential Group.

Prudential intends to publish its Half-Year Results on 11 August 2021 and to send the Supplementary Circular containing the Half-Year Results to Shareholders on 11 August 2021.

13.2	For the Jackson Group

There has been no significant change in the financial performance or financial position of the Jackson Group since 31 December 2020, being the date to which the latest financial information was published for the Jackson Group by the Prudential Group.

14.	Working capital statement

Prudential is of the opinion that, taking into account the bank and other facilities available to it, the Post-Demerger Prudential Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of this Circular.

15.	Data privacy and protection

In order to: (i) effect the Demerger and ensure that Qualifying Shareholders receive the Jackson Shares to which they are entitled; and (ii) ensure that Jackson is able to register, communicate with, and appropriately manage the shareholding of Jackson Shareholders, Prudential will transfer certain personal data of Qualifying Shareholders to Jackson. There will be no change in how Prudential processes Qualifying Shareholders’ personal data insofar as this relates to their Prudential Shares.

16.	Documents incorporated by reference

The table below sets out the various information incorporated by reference into this Circular, so as to provide the information required under the UK Listing Rules. These documents are also available at www.prudentialplc.com/investors/reports/.

Document	Information incorporated by reference	Page number(s) in this Circular
Prudential’s 2018 Annual Report	information on related party transactions included in note D4 to the audited consolidated financial statements	74

Prudential’s 2019 Annual Report	information on related party transactions included in note D5 to the audited consolidated financial statements	74

Prudential’s 2020 Annual Report	information on related party transactions included in note D4 to the audited consolidated financial statements for the year ended 31 December 2020	74

Information that is itself incorporated by reference in the above documents is not incorporated by reference into this Circular. It should be noted that, except as set forth above, no other portion of the above documents are incorporated by reference into this Circular and those portions which are not specifically incorporated by reference in this Circular are either not relevant for Shareholders or the relevant information is included elsewhere in this Circular.

Any statement contained in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Circular to the extent that a statement contained herein (or in a later document which is incorporated by reference herein) modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

17.	Consents

Goldman Sachs has given, and not withdrawn, its written consent to the issue of this Circular with references to its name being included in the form and context in which it appears.

Citigroup has given, and not withdrawn, its written consent to the issue of this Circular with references to its name being included in the form and context in which it appears.

KPMG is a member firm of the Institute of Chartered Accountants in England and Wales and has given, and not withdrawn, its written consent to the inclusion of its reports set out in Part V (Unaudited Pro Forma Financial Information for the Prudential Group) of this Circular in the form and context in which they appear.

18.	Documents available for inspection

Copies of the following documents may be inspected at www.prudentialplc.com/investors/shareholder-information/jackson-demerger-transaction-documents at any time up to and including the date of the General Meeting, or at the registered office of Prudential at 1 Angel Court, London EC2R 7AG, United Kingdom and at the offices of Slaughter and May in the UK and Hong Kong, being One Bunhill Row, London EC1Y 8YY, United Kingdom and 47th Floor, Jardine House, One Connaught Place, Central, Hong Kong respectively, during normal business hours from Monday to Friday (except on bank or other local public holidays) up to and including the date of the General Meeting:

•	the Demerger Agreement;

•	Articles;

•	the historical financial information as set out in Part IV (Historical Financial Information on the Jackson Group);

•	the unaudited pro forma financial information and the reports thereon by KPMG, as set out in Part V (Unaudited Pro Forma Financial Information on the Prudential Group);

•	the consent letters referred to in section 17 of this Part VII; and

•	this Circular.

PART VIII

DEFINITIONS

The definitions set out below apply throughout this Circular, unless the context requires otherwise.

“ADR Settlement Date”	17 September 2021;

“Articles”	the articles of association of Prudential in force as of the date of this Circular;

“Athene”	Athene Life Re Ltd. (including, as applicable, its affiliates and permitted transferees, including Athene Co-Invest Reinsurance Affiliate 1A Ltd.);

“Athene Investment”	the July 2020 investment of $500 million by Athene in Jackson for Class A common stock and Class B common stock, representing a 9.9 per cent. voting interest in the common equity of Jackson (and an 11.1 per cent. economic interest);

“Athene Registration Rights Agreement”	the registration rights agreement entered into on 17 July 2020 between Jackson and Athene, as more particularly described in Part VII (Additional Information) of this Circular;

“Athene Stockholder Agreement”	the stockholder agreement entered into on 17 July 2020 between Jackson and Athene, as more particularly described in Part VII (Additional Information) of this Circular;

“BACS”	the system which facilitates direct electronic payments from one bank account to another;

“CCASS”	The Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited;

“CDIs”	means CREST Depository Interests;

“CDP”	The Central Depository (Pte) Limited, which operates the Central Depository System for the holding and transfer of book-entry securities traded on the SGX-ST;

“CDP Form A”	the voting instruction form for a Singapore Holder to complete and return if it would like to provide CDP with voting instructions in respect of its interest in Prudential Shares at the General Meeting;

“CDP Form B”	the corporate representative nomination form for a Singapore Holder to complete and return if it would like to appoint itself or its nominee as corporate representative of HKSCC Nominees, which will enable it to attend and cast votes in respect of its interest in Prudential Shares at the General Meeting;

“Certificated Shareholders”	Shareholders who hold their Prudential Shares in certificated form;

“Circular”	this document;

“Citigroup”	Citigroup Global Markets Limited;

“Code”	the U.S. Internal Revenue Code of 1986, as amended;

“Coinsurance Agreement”	the coinsurance agreement entered into on 18 June 2020 between Jackson and Athene, as more particularly described in Part VII (Additional Information) of this Circular;

“Companies Act”	the Companies Act 2006 of the UK, as amended;

“Computershare Hong Kong”	Computershare Hong Kong Investor Services Limited;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations operated by Euroclear;

“CREST Manual”	the rules governing the operation of CREST as published by Euroclear;

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended;

“Demerger”	the proposed distribution of Jackson Shares, to be effected by way of the Demerger Dividend on the terms and subject to the conditions set out in the Demerger Agreement;

“Demerger Agreement”	the agreement relating to the Demerger entered into between Jackson and Prudential on or about the date of this Circular;

“Demerger Dividend”	the proposed interim in-specie distribution of Jackson Shares representing approximately 70.1 per cent. of the voting interest (and approximately 69.2 per cent. of the economic interest) in the total common stock of Jackson to Qualifying Shareholders;

“DIFS”	Department of Insurance and Financial Services in Michigan, United States;

“Directors”	the directors of Prudential as at the date of this Circular, whose names are set out in section 3 of Part VII (Additional Information);

“Disclosure Guidance and Transparency Rules”	the disclosure guidance and transparency rules made by the FCA under Part VI of FSMA (as set out in the FCA’s Handbook of Rules and Guidance), as amended;

“DTC”	The Depository Trust Company;

“Eastspring”	the asset management arm of Prudential Corporation Asia;

“EEA”	the European Economic Area;

“Eligible CSN Shareholders”	Shareholders on the UK Register who are natural persons and hold their Prudential Shares in certificated form and have a registered address in the UK, Isle of Man or Channel Islands, and Shareholders in the Prudential Corporate Sponsored Nominee Service (other than those with an EEA address);

“Equiniti”	Equiniti Limited, the Registrar for Prudential;

“Equiniti Corporate Nominees Limited”	the registered name of the nominee of Equiniti Financial Services Limited who holds shares or CDIs on behalf of holders who participate in the Prudential Corporate Nominee Service or the Jackson Nominee Service;

“Equiniti Financial Services Limited”	the regulated firm providing the Prudential Corporate Sponsored Nominee and the Jackson Nominee Services. Equiniti Financial Services Limited is registered in England & Wales with no. 06208699 and is authorised and regulated by the UK Financial Conduct Authority no. 468631;

“Euroclear”	Euroclear UK & Ireland Limited;

“Exchange Act”	The Securities Exchange Act of 1934, as amended;

“FATCA”	Foreign Account Tax Compliance Act provisions of the Code and related U.S. Treasury guidance;

“FCA”	the Financial Conduct Authority of the UK;

“FMCA”	The Financial Markets Conduct Act 2013;

“Form 10”	the registration statement on Form 10 that will be filed with, and declared effective by, the SEC in respect of Jackson Shares;

“Form of Election”	the UK Form of Election or the Hong Kong Form of Election;

“Form of Proxy”	the form of proxy for use at the General Meeting, which accompanies this Circular;

“FSMA”	the Financial Services and Markets Act 2000 of the UK, as amended;

“General Meeting”	the general meeting of Prudential to be held at Prudential’s offices at Nomura, 1 Angel Lane, London EC4R 3AB at 10.00 am UK time (5.00 pm Hong Kong / Singapore time) on 27 August 2021, as described in the Notice of General Meeting;

“Goldman Sachs”	Goldman Sachs International;

“GWS Framework”	the Group-wide supervision framework for the Prudential Group-wide supervision of insurance groups by the Hong Kong IA established in accordance with the GWS Legislation;

“GWS Legislation”	the legislation adopted in Hong Kong to facilitate the Prudential Group-wide supervision of insurance groups by the Hong Kong IA;

“Half-Year Results”	the half-year results of Prudential for the six-month period ended 30 June 2021;

“HKSCC Nominees”	HKSCC Nominees Limited;

“HKSE”	The Stock Exchange of Hong Kong Limited or the market conducted by it, as the context requires;

“HMRC”	HM Revenue & Customs in the UK;

“Hong Kong” or “HK”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Form of Election”	the form of election for Qualifying Hong Kong Shareholders to complete and return either if they would like their Jackson Shares to be sold on their behalf under the Share Sale Option (Small Shareholders only);

“Hong Kong IA”	Hong Kong Insurance Authority;

“Hong Kong Listing Rules”	the listing rules of the HKSE;

“Hong Kong Register”	the Hong Kong overseas branch register of members of Prudential;

“Hong Kong Registered Shareholder”	a holder of Prudential Shares who is registered on the Hong Kong Register;

“Hong Kong Settlement Date”	24 September 2021;

“Hong Kong Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs of Hong Kong, as amended;

“Hong Kong Transfer Agent”	Computershare Hong Kong Investor Services Limited;

“IFRS”	the International Financial Reporting Standards;

“Individual UK Tax Shareholder”	Shareholders who are individuals and within the charge to UK income tax;

“Information Statement”	the Information Statement contained as a part of the Form 10 relating to Jackson;

“Intermediary”	in relation to holders of beneficial interests in Prudential Shares through the CCASS, means the beneficial interests holders’ broker, custodian, nominee or other relevant person who is a CCASS Participant or who has deposited the Prudential Shares the holders have beneficial interests in with a CCASS Participant;

“Investment Agreement”	the investment agreement entered into on 18 June 2020 between Jackson and Athene, as more particularly described in Part VII (Additional Information) of this Circular;

“IRS”	Internal Revenue Service;

“Jackson”	Jackson Financial Inc.;

“Jackson Board”	the board of directors of Jackson;

“Jackson Group”	Jackson and its subsidiary undertakings;

“Jackson National Life”	Jackson National Life Insurance Company, a Michigan corporation;

“Jackson Nominee Service”	the corporate sponsored nominee service in respect of Jackson Shares provided by Equiniti Financial Services Limited;

“Jackson Shareholders”	a shareholder of Jackson Shares from time to time;

“Jackson Shares”	shares of Class A common stock in Jackson;

“JNAM”	Jackson National Asset Management, LLC, a Michigan limited liability corporation;

“KPMG”	KPMG LLP, the reporting accountants of Prudential for the Demerger;

“Latest Practicable Date”	4 August 2021, being the last practicable date prior to publication of this Circular;

“LCSM”	local capital summation method;

“LIMRA”	Life Insurance Marketing and Research Association International, Inc.;

“LSE”	London Stock Exchange Group plc or the market conducted by it, as the context requires;

“M&G”	M&G plc, a public limited company incorporated in England and Wales with registered number 11444019 whose registered office is 10 Fenchurch Avenue, London EC3M 5AG, United Kingdom;

“M&G Demerger”	the demerger of the M&G Group from the Prudential Group on 21 October 2019;

“M&G Demerger Agreement”	the demerger agreement entered into on 25 September 2019 between Prudential and M&G, as more particularly described in Part VII (Additional Information) of this Circular;

“M&G Group”	M&G and its subsidiaries and subsidiary undertakings;

“Nil Rate Amount”	the first £2,000 of taxable dividend income received by an Individual UK Tax Shareholder in a tax year;

“Non-U.S. Holder”	has the meaning given in paragraph 4.2 of Part VI (Taxation);

“Notice of General Meeting”	the notice of General Meeting contained in this Circular;

“Official List”	the Official List of the FCA;

“OPS”	the overseas payment service offered to Prudential Shareholders on the UK Register for the payment of dividends by electronic means in the currency of the Shareholder’s choice for a small fee;

“Overseas Shareholders”	holders of Prudential Shares with registered addresses outside the UK, Hong Kong, Singapore or the U.S. or who are citizens or residents of countries that are not the UK, Hong Kong, Singapore or the U.S.;

“PCAL”	Prudential Corporation Asia Limited;

“PFI”	Prudential Financial, Inc.;

“PFIC”	passive foreign investment company;

“Post-Demerger Prudential Group”	Prudential and its subsidiaries and subsidiary undertakings, excluding those companies which form part of the Jackson Group as at the date of this Circular;

“PPM”	PPM America, Inc.;

“Prudential”	Prudential plc, a public limited company incorporated in England and Wales with registered number 1397169 whose registered office is 1 Angel Court, London EC2R 7AG, United Kingdom;

“Prudential ADR”	an American depositary share representing two Prudential Shares, evidenced by an American depositary receipt;

“Prudential ADR Deposit Agreement”	the deposit agreement, as amended and restated, among Prudential, Morgan Guaranty Trust Company of New York, and holders and beneficial owners from time to time of Prudential ADRs issued thereunder;

“Prudential ADR Holders”	Registered ADR Holders and beneficial holders of Prudential ADRs through Depository Trust Company;

“Prudential Board”	the board of Directors, or any properly constituted committee thereof;

“Prudential CREST Shareholders”	Shareholders who hold their Prudential Shares in uncertificated form through CREST (directly or through a broker or other nominee with a CREST account) immediately prior to the Record Time;

“Prudential Corporate Sponsored Nominee Service”	the corporate sponsored nominee service for Shareholders provided by Equiniti Financial Services Limited;

“Prudential Group”	in respect of any time prior to the Demerger, Prudential and its subsidiaries and subsidiary undertakings; and in respect of any period following the Demerger, the Post-Demerger Prudential Group;

“Prudential Shares”	the fully paid ordinary shares in the capital of Prudential;

“Prudential Sponsor’s Agreement”	the Sponsor’s Agreement entered into between Prudential and Goldman Sachs on or around the date of this Circular;

“PUSH”	Prudential (US Holdco 1) Limited, a private limited company incorporated in England and Wales with registered number 05726569 whose registered office is 1 Angel Court, London EC2R 7AG, United Kingdom;

“Qualifying Hong Kong Shareholder”	a Hong Kong Registered Shareholder at the Record Time for Hong Kong Registered Shareholders;

“Qualifying Shareholder”	Qualifying UK Shareholders and Qualifying Hong Kong Shareholders;

“Qualifying UK Shareholder”	a UK Registered Shareholder at the applicable Record Time for UK Registered Shareholders;

“Record Time”	for UK Registered Shareholders is 6.00 pm UK time on 2 September 2021 and for Hong Kong Registered Shareholders is 5.00 pm Hong Kong time on 2 September 2021;

“Registered ADR Holder”	a registered holder of Prudential ADRs on the books of the U.S. Depository;

“Registration Rights Agreement”	the registration rights agreement between Jackson and Prudential, as stockholders, as more particularly described in Part VII (Additional Information) of this Circular;

“Relevant Dividend Income”	any amounts in excess of the Nil Rate Amount in respect of an Individual UK Tax Shareholder’s taxable dividend income;

“Resolution”	the ordinary resolution relating to the Demerger, set out in the Notice of General Meeting;

“Sale Agent”	the nominee appointed by Prudential to sell or facilitate the sale of the Jackson Shares under the Share Sale Option;

“SEC”	U.S. Securities and Exchange Commission;

“Securities Act”	the Securities Act of 1933, as amended;

“SGX-ST”	Singapore Exchange Securities Trading Limited or the market conducted by it, as the context requires;

“Share Sale Option”	the option which will be made available to Small Shareholders by Equiniti Trust Company and, for holders with a registered address in UK, Isle of Man, Channel Islands or the EEA, Equiniti Financial Services Limited, which will allow them to elect to have the Jackson Shares to which they will be entitled upon completion of the Demerger sold on their behalf and the cash proceeds in U.S. dollars or, after exchange at the prevailing market rates, GBP sterling for Shareholders resident in the UK, Isle of Man, Channel Islands or EEA on the UK Register, Hong Kong dollars for Hong Kong Registered Shareholders and Singapore dollars for Singapore Holders, net of any applicable withholding taxes, paid to them pro rata instead, with any foreign currency exchange fees paid by Prudential on behalf of the Shareholders (except for payments made by OPS);

“Shareholder”	a UK Registered Shareholder and/or a Hong Kong Registered Shareholder from time to time;

“Singapore Holder”	a holder of an interest in Prudential Shares on the Hong Kong Register in uncertificated form through CDP;

“Small Shareholder”	Certificated Shareholders on the UK Register, Hong Kong Registered Shareholders, Shareholders in the Prudential Corporate Sponsored Nominee Service with addresses in the UK, Isle of Man, Channel Islands or EEA, or Registered ADR Holders, in each case whose holdings of Prudential Shares or Prudential ADRs, as the case may be, do not exceed the Small Shareholder Threshold;

“Small Shareholder Threshold”	in respect of Prudential Shares, an aggregate holding of 10,000 or fewer Prudential Shares and, in respect of Prudential ADRs, 5,000 or fewer Prudential ADRs;

“subsidiary”	a subsidiary as that term is defined in section 1159 of the Companies Act;

“subsidiary undertaking”	a subsidiary undertaking as that term is defined in section 1162 of the Companies Act;

“Supplementary Circular”	the supplementary circular to be published by Prudential, in accordance with UK Listing Rule 10.5.4R, further to the release of the Half-Year Results;

“Takeover Code”	the City Code on Takeovers and Mergers;

“Transfer Agent”	Equiniti Trust Company;

“uncertificated” or “in uncertificated form”	refers to a share or other security recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which may be transferred by using CREST;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“UK Form of Election”	the form of election for Small Shareholders to complete and return either if they would like their Jackson Shares to be sold on their behalf under the Share Sale Option (Small Shareholders only) and for Eligible CSN Shareholders to opt out of the Jackson Nominee Service;

“UK Listing Rules”	the listing rules of the FCA made under section 73A(1) of FSMA;

“UK Register”	the register of members of Prudential kept in the UK;

“UK Registered Shareholder”	a holder of Prudential Shares who is registered on the UK Register or in the Prudential Corporate Sponsored Nominee Service;

“UK Settlement Date”	13 September 2021;

“United States” or “U.S.”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction;

“U.S. Depositary”	JPMorgan Chase Bank N.A., as depositary for the Prudential ADR programme;

“U.S. GAAP”	the U.S. Generally Accepted Accounting Principles, which are accounting standards issued by the U.S. Financial Accounting Standards Board for the preparation of financial statements in accordance with the SEC;

“U.S. Holder”	has the meaning given on page 67 of this Circular;

“Voting Form of Direction”	the form of direction, which accompanies this Circular, for use at the General Meeting by those who participate in the Prudential Corporate Nominee Service;

“Voting Record Time”	for UK Registered Shareholders is 6:30 pm UK time on 25 August 2021 and for Hong Kong Registered Shareholders is 4.30 pm Hong Kong time on 25 August 2021;

“When-Issued Trading”	in the period on or before the UK Settlement Date, trading of Jackson Shares which is conditional on completion of the Demerger, and in the period after the UK Settlement Date but before the commencement of regular way trading, trading of Jackson Shares which is unconditional but for settlement on a delayed basis;

“£”, “GBP”, “pounds sterling” or “pence”	the lawful currency of the UK.

NOTICE OF GENERAL MEETING

Prudential plc

Registered in England and Wales No. 1397169

Notice is hereby given that a General Meeting (the “Meeting”) of Prudential plc (the “Company”) will be held at Nomura, 1 Angel Lane, London EC4R 3AB at 10.00 am UK time (5.00 pm Hong Kong / Singapore time) on 27 August 2021. Shareholders will be able to join and participate in the General Meeting in person (to the extent this remains possible in accordance with government guidance, which may change after the publication of this Circular) or electronically through Lumi.

If a Shareholder is attending the General Meeting in person, we require them to adhere to the site guidelines in place at the time in relation to health, safety and security. Direction and transport information will be provided to you upon your registration. This will allow us to properly implement social distancing measures and other health and safety precautions. For the safety of others, in line with the government guidance and legislation, please do not attend the General Meeting in person if you are experiencing any of the symptoms connected with Covid-19 or are otherwise required to isolate or quarantine.

The shorter notice period of 14 clear days as approved at the Company’s last Annual General Meeting has been used for the purposes of this Meeting as the Directors believe that the flexibility offered by the shorter notice period is in the best interests of shareholders generally, taking into account the circumstances and business of the Meeting.

THAT:

(A)

upon the recommendation and conditional on the approval of the directors of the Company and prior to the class A common stock (the “Jackson Shares”) of Jackson Financial Inc. (“Jackson”) being admitted to trading on the NYSE, an interim distribution in specie of Jackson Shares by the Company representing approximately 70.1 per cent. of the voting interest (and approximately 69.2 per cent. of the economic interest) in the total common stock of Jackson be and is hereby declared payable to holders of ordinary shares of the Company (“Prudential Shares”) on the main UK register of members of the Company at 6.00 pm on 2 September 2021 (UK time) and the Hong Kong register of members of the Company at 5.00 pm on 2 September 2021 (Hong Kong time) (or, in each case, such other time or date as the directors of the Company may determine) (the “Record Time”) (each such holder being a “Shareholder”), in the proportion of one Jackson Share for each 40 Prudential Shares then held by each Shareholder, so that each Shareholder will hold an entitlement to one Jackson Share for each 40 Prudential Shares held by such Shareholder at the applicable Record Time;

(B)

the Demerger is hereby approved for the purposes of Chapter 10 of the listing rules of the FCA made under section 73A(1) of the Financial Services and Markets Act 2000 of the United Kingdom, as amended, and generally; and

(C)

each and any of the directors of the Company be and is hereby authorised to conclude and implement the Demerger and to do or procure to be done all such acts and things on behalf of the Company and each of its subsidiaries as they may, in their discretion, consider necessary or expedient for the purpose of giving effect to the Demerger with such amendments, modifications, variations or revisions thereto as are not of a material nature.

By order of the Prudential Board 6 August 2021 Tom Clarkson Company Secretary	Registered Office: Prudential plc 1 Angel Court, London EC2R 7AG United Kingdom

Notes

1.

Members are entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote on their behalf at the Meeting. A shareholder may appoint more than one proxy in relation to the Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. Where more than one proxy is appointed, members must specify the number of shares each proxy is entitled to exercise. A proxy need not be a shareholder of the Company.

2.	Members’ attention is drawn to the Form of Proxy accompanying this Notice. A proxy may be appointed by any of the following methods:

(i)	Completing and returning the enclosed Form of Proxy;

(ii)

For members on the UK register, electronic proxy appointment by logging onto the website of Equiniti, the Company’s registrar, at www.sharevote.co.uk. Shareholders will need their Voting ID, Task ID and Shareholder Reference Number, which are printed on the accompanying Form of Proxy. Full details of the procedures are given on the website. If you have already registered with Equiniti’s online portfolio service Shareview, you may submit your proxy vote by logging onto your portfolio at www.shareview.co.uk using your user ID and password. Once logged in simply click ‘View’ on the ‘My Investments’ page, click on the link to vote then follow the on screen instructions; or

(iii)	If you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: Whichever method you choose, your instructions or Form of Proxy must be received by the registrar no later than 10.00 am London time (5.00 pm Hong Kong/Singapore time) on 25 August 2021. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00 pm Singapore time on 17 August 2021 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong Investor Services Limited (Computershare Hong Kong), the Hong Kong branch share registrar, by the deadline above.

3.

If you are a registered shareholder and do not have a Form of Proxy and believe that you should have one, or if you require additional forms please contact Equiniti on 0333 207 6392 or Computershare Hong Kong on +852 2862 8699. Please contact +44 333 207 6392 for the Equiniti overseas helpline if you are calling from outside the UK. Lines at Equiniti are open from 8.30 am to 5.30 pm London time Monday to Friday.

4.

To be valid a Form of Proxy, or other instrument appointing a proxy, must be received by post or by hand (during normal business hours only) at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA no later than 10.00 am London time on 25 August 2021 or at Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 5.00 pm Hong Kong/Singapore time on 25 August 2021. Any person holding an interest in shares through CDP must submit the completed Form of Proxy to CDP, and should note that CDP must receive voting instructions by 5.00 pm Singapore time on 17 August 2021 to allow it to collate voting instructions for onward transmission to Computershare Hong Kong, the Hong Kong branch registrar, by the deadline above.

5.

The return of a completed Form of Proxy, other such instrument or any CREST Proxy Instruction (as described in paragraph 11 below) will not prevent a shareholder attending the Meeting and voting in person, or via the Lumi website app, if he/she wishes to do so.

6.

Any person to whom this Notice is sent who is a person nominated under Section 146 of the Companies Act to enjoy information rights (a nominated person) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a nominated person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

7.

The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 to 4 above does not apply to nominated persons. The rights described in these paragraphs can only be exercised by registered shareholders of the Company.

8.

To be entitled to attend and vote at the Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered on the Company’s main UK share register or Hong Kong branch register as at 6.30 pm London time on 25 August 2021 (4.30 pm Hong Kong time on 25 August 2021) (or, in the event of any adjournment, 6.30 pm London time two days prior to the adjourned meeting). Any person holding an interest in shares through CDP must be registered on CDP’s register as at 5.00 pm Singapore time on 17 August 2021 (or in the event of an adjournment 5.00 pm Singapore time nine days prior to the adjourned meeting). The earlier CDP deadline is to allow sufficient time for a person holding an interest in shares through CDP to obtain authorisation to act as a proxy or representative of HKSCC Nominees Limited, in whose name the shares are registered, at the Meeting. Changes to the Company’s share registers after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

9.

As at 4 August 2021 (being the latest practicable date prior to the publication of this Notice of General Meeting), the Company’s issued share capital consists of 2,615,612,760 ordinary shares carrying one vote each. Therefore the total voting rights in the Company as at 4 August 2021 are 2,615,612,760 votes. The Company does not hold any shares in treasury.

10.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by 10.00 am London time on 25 August 2021. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

12.

CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

13.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.

14.

In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

15.

Any corporation which is a member may appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

16.

Any member or their proxy attending the Meeting has the right to ask questions. The Company must provide an answer to any such question relating to the business being dealt with at the Meeting save that no such answer need be given if (i) to do so would interfere unduly with the preparation for the Meeting or involve the disclosure of confidential information, (ii) the answer has already been given on a website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company or the good order of the Meeting that the question be answered.

17.

A copy of this Notice and other information required by Section 311A of the Companies Act, may be found at www.prudentialplc.com/investors/shareholder-information/jackson-demerger-transaction-documents.

18.

The Company will continue its practice of calling a poll on the resolution at the Meeting. The provisional voting results, which will include all votes cast for and against the resolution at the Meeting, and all proxies lodged prior to the Meeting, which will include votes cast for and against the resolution, will be announced at the Meeting and published on the Company’s website as soon as practicable after the Meeting. The Company will also disclose the number of votes withheld at the Meeting and on its website. This practice provides shareholders present with sufficient information regarding the level of support and opposition to the resolution and ensures all votes cast either at the Meeting or through proxies are included in the result.

19.

For meetings held on or after 3 September 2020 where the company is a traded company, members have the right to request information to enable them to determine that their vote was validly recorded and counted. If you wish to receive this information please contact our Registrars, Equiniti, on 0333 207 6392 if calling from the UK or +44 333 207 6392 if calling from overseas. Lines are open from 8.30 am to 5.30 pm Monday to Friday, excluding bank holidays in England and Wales. Alternatively you can write to Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA.

20.

You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Chairman’s letter and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

21.

The Company may process personal data of attendees at the Meeting. This may include webcasts, photos, recording and audio and video links, as well as other forms of personal data. The Company shall process such personal data in accordance with its privacy policy, which can found at www.prudentialplc.com/~/media/Files/P/Prudential-V3/content-pdf/prudential-plc-privacy-policy-oct2019.pdf.

Electronic Meeting

For the 2021 General Meeting (GM), Prudential plc will be enabling shareholders to attend and participate in the meeting electronically, should they wish to do so. This can be done by accessing the Lumi AGM website, https://web.lumiagm.com

Accessing the Lumi AGM Website

Lumi AGM can be accessed online using most well-known internet browsers such as Edge, Chrome, Firefox and Safari on a PC, laptop or internet-enabled device such as a tablet or smartphone. If you wish to access the GM using this method, please go to https://web.lumiagm.com on the day.

Logging In

On accessing the Lumi AGM website, you will be asked to enter a Meeting ID which is 152-572-602

You will then be prompted to enter your unique SRN and PIN which is the first two and last two digits of your SRN. These can be found printed on your form of proxy. Access to the meeting via the website will be available from 09:00am on 27 August 2021; however, please note that your ability to vote will not be enabled until the Chairman formally declares the poll open.

Broadcast

The meeting will be broadcast with presentation slides. Once logged in, and at the commencement of the meeting, you will be able to listen to the proceeding of the meeting on your device, as well as being able to see the slides of the meeting which will include the resolutions to be put forward to the meeting, these slides will progress automatically as the meeting progresses.

Voting

Once the Chair has formally opened the meeting, they will explain the voting procedure. Voting will be enabled on all resolutions at the start of the formal meeting on the Chair’s instruction. This means shareholders may, at any time while the poll is open, vote electronically on any or all the resolutions in the Notice of Meeting, resolutions will not be put forward separately.

Once the resolutions have been proposed, the list of resolutions will appear along with the voting options available. Select the option that corresponds with how you wish to vote, “FOR”, “AGAINST” or “WITHHELD”. Once you have selected your choice, the option will change colour and a confirmation message will appear to indicate your vote has been cast and received – There is no submit button. If you make a mistake or wish to change your vote, simple select the correct choice, if you wish to “cancel” your vote, select the “cancel” button. You will be able to do this at any time whilst the poll remains open and before the Chair announces its closure at the end of the meeting.

Questions

Shareholders attending electronically may ask questions either as text via the Lumi messaging function or verbally via the teleconference. Details of how to access the teleconference will be provided on the day of the meeting once you are logged into the Lumi platform.

To submit question in writing – Select the messaging icon from within the navigation bar and type your question at the bottom of the screen, once finished, press the ‘send’ icon to the right of the message box the submit your question.

Questions will be moderated before being sent to the chair. This is to avoid repetition and ensure the smooth running of the meeting. If multiple questions on the same topic are received, the chair may choose to provide a single answer to address shareholder queries on the same topic.

Alternatively, you can call the phone number displayed on the information screen and ask a question during the Q&A session when invited to do so.

Requirements

An active internet connection is required at all times in order to allow you to cast your vote when the poll opens, submit questions and listen to the audiocast. It is the user’s responsibility to ensure you remain connected for the duration of the meeting.

Duly appointed proxies and corporate representatives

Please contact the Company’s registrar before 10:00am on 26th August 2021 on 0333 207 6392 or

+44(0) 333 207 6392 if you are calling from outside the UK for your SRN and PIN.

Lines are open 8.30am to 5.30pm Monday to Friday (excluding public holidays in England & Wales).

User Guide to Joining the Prudential plc 2021 Annual General Meeting Remotely

Meeting ID: 152-572-602
To login you must have your SRN and PIN

1

Open the Lumi AGM website and you will be prompted to enter the Meeting ID. If a shareholder attempts to login to the website before the meeting is live*, a pop-up dialogue box will appear.

*09:00am. on 27th August 2021.

2

After entering the Meeting ID, you will be prompted to enter your unique SRN and PIN.

3

When successfully authenticated, you will be taken to the Home Screen.

4

To view the meeting presentation, expand the "Broadcast Panel", located at the bottom of your device. If viewing through a browser, it will appear automatically.

This can be minimised by pressing the same button.

5

When the Chairman declares the poll open, a list of all resolutions and voting choices will appear on your device.

Scroll through the list to view all resolutions.

6

For each resolution, press the choice corresponding with the the way in which you wish to vote.

When selected, a confirmation message will appear.

For - Vote received

7

To change your mind, simply press the correct choice to override your previous selection. To cancel your vote, press Cancel.

To return to the voting screen whilst the poll is open, select the voting icon.

8

If you would like to ask a question, select the messaging icon.

Type your message within the chat box at the bottom of the messaging screen. Click the send button to submit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 August 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Tom Clarkson

Tom Clarkson
Company Secretary